As filed with the Securities and Exchange Commission on May 29, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SRA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	7373	54-1360804
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4350 Fair Lakes Court

Fairfax, VA 22033

(703) 803-1500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Dr. Ernst Volgenau

President and Chief Executive Officer

SRA INTERNATIONAL, INC.

4350 Fair Lakes Court

Fairfax, VA 22033

(703) 803-1500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brent B. Siler, Esq. HALE AND DORR LLP 11951 Freedom Drive Reston, Virginia 20190 Telephone: (703) 654-7000 Telecopy: (703) 654-7100	Stuart A. Barr, Esq. HOGAN & HARTSON L.L.P. 555 Thirteenth Street, N.W. Washington, DC 20004 Telephone: (202) 637-5600 Telecopy: (202) 637-5910

Approximate date of commencement of proposed sale to the public:     As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Class A Common Stock, $.004 par value per share	3,162,500	$28.27	$89,403,875	$7,233

(1)	Includes 412,500 shares which the underwriters have the option to purchase solely to cover over-allotments, if any. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the amount of the registration fee. Calculated pursuant to Rule 457(c), based on the offering of up to 3,162,500 shares at a purchase price of $28.27 per share, which is the average of the high and low prices reported on the New York Stock Exchange on May 22, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 29, 2003

PROSPECTUS

2,750,000 Shares

Class A Common Stock

$         per share

We are selling 2,493,000 shares of our class A common stock and the selling stockholders named in this prospectus are selling 257,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We and the selling stockholders have granted the underwriters an option to purchase up to 412,500 additional shares of class A common stock to cover over-allotments.

Our class A common stock is listed on the New York Stock Exchange under the symbol “SRX.” The last reported sale price of our class A common stock on the New York Stock Exchange on May 28, 2003 was $28.84 per share.

Investing in our class A common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to SRA (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about             , 2003.

Citigroup

Goldman, Sachs & Co.

Legg Mason Wood Walker

Incorporated

Adams, Harkness & Hill, Inc.

BB&T Capital Markets

RBC Capital Markets

             , 2003

SRA
INTERNATIONAL, INC.

Honesty and Service

RAP 610
RAP 12
RAP 11

Information Technology Services and Solutions for Government

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. In this prospectus, the “company,” “SRA,” “we,” “us” and “our” refer to SRA International, Inc.

SUMMARY

This is only a summary and it does not contain all the information that may be important to you. You should read the entire prospectus, especially “Risk Factors” and our financial statements and the related notes included in this prospectus, before deciding to invest in shares of our class A common stock. Our fiscal year ends on June 30. All references to a particular fiscal year mean the fiscal year ended June 30 of the respective calendar year.

SRA International, Inc.

We are a leading provider of information technology services and solutions to U.S. federal government organizations in three principal markets: national security, health care and public health, and civil government. Our largest market, national security, includes the Department of Defense, the National Guard, the intelligence agencies, and other federal organizations with homeland security missions. We offer a broad range of services that spans the information technology life-cycle: strategic consulting; systems design, development, and integration; and outsourcing and operations management. In addition, to address recurring client needs, we have developed seven business solutions: text and data mining; contingency and disaster response planning; information assurance and critical infrastructure protection; enterprise systems management; enterprise architecture; network operations and management; and environmental strategies and technology. We combine a comprehensive knowledge of our clients’ business processes with the practical application of advanced information technology tools, techniques, and methods to create value-added business solutions for our clients.

We have provided information technology services and solutions to federal government clients for nearly 25 years and have longstanding relationships with many of them. We have served clients within the Departments of the Army, Navy, and Air Force, the Joint Chiefs of Staff, the Office of the Secretary of Defense, the Department of the Treasury, and the Federal Emergency Management Agency for over 20 years. We currently serve over 300 government clients on over 700 active engagements, including clients in 13 of the 15 departments of the executive branch, all branches of the military services, and the judicial and legislative branches of the federal government. Our business is diversified, with no single engagement accounting for more than 5% of our revenue during any of the last three fiscal years or the nine months ended March 31, 2003. For each of the last three fiscal years and the nine months ended March 31, 2003, we have been the prime contractor on engagements representing over 94% of our revenue.

From fiscal 1998 to fiscal 2002, we increased our revenue at a compound annual growth rate of approximately 13%. Our revenue for the nine months ended March 31, 2003 was $323.3 million, an increase of 24% compared to revenue of $259.8 million for the nine months ended March 31, 2002. For the nine months ended March 31, 2003, our national security business accounted for approximately 55% of our revenue; our health care and public health business accounted for approximately 17%; our civil government business accounted for approximately 26%; and commercial clients accounted for approximately 2%. As of March 31, 2003, our backlog was approximately $1.5 billion, of which $260.5 million was funded. As of June 30, 2002, our backlog was approximately $1.0 billion, of which $158.7 million was funded. We currently expect to recognize revenue during the last quarter of fiscal 2003 from approximately 7% of our total backlog as of March 31, 2003. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring at the end of calendar year 2011. In January 2002, we acquired The Marasco Newton Group, Ltd., or MNG, our first government services acquisition. In January 2003, we acquired Adroit Systems, Inc., or Adroit, to expand our command and control, communications, computers, intelligence, surveillance, and reconnaissance, or C4ISR, market presence.

We believe our success is grounded on the core values that we have stressed since our inception: an ethic of honesty and service; quality work and client satisfaction; and caring about our people. We strive to uphold these values in every action we take and regularly reinforce them in our recruiting process, training programs, proposals, company meetings, and internal communications. We have been chosen by Fortune magazine as one of the “100 Best Companies to Work For in America” for each of the last four years, which we believe reflects the pride our employees take in the culture fostered by our core values. We are committed to maintaining our core values as a cornerstone of our business.

Market Opportunity

The federal government is the largest consumer of information technology services and solutions in the United States. According to INPUT, an independent federal government market research firm, the federal information technology market is expected to grow at an annual rate of 8.5% from $45.4 billion in federal fiscal year 2003 to $68.2 billion in federal fiscal year 2008. We believe that this growth will be driven by planned increases in national defense and homeland security programs, increased reliance on information technology outsourcing, a demand for greater government efficiency and effectiveness, and the continuing impact of federal procurement reform. We believe that for information technology providers to win contract awards from the federal government they must possess strong and stable management, highly skilled personnel, demonstrated technical expertise, a deep knowledge of the government’s business processes, a strong record of past performance, and key positioning on many of the increasingly popular multiple-award contract vehicles. These include General Services Administration, or GSA, schedule contracts, government-wide acquisition contracts, or GWACs, and agency-specific indefinite delivery/indefinite quantity contracts.

Our Approach

We are a high-end information technology services and solutions provider focused on delivering results that create tangible value for our clients. We employ interdisciplinary teams to staff each of our engagements, which enables us to deliver services and solutions that combine comprehensive knowledge of our clients’ business processes with the necessary technical expertise. We attribute our success to five core strengths:

•	Strong, stable management and highly skilled personnel. Our executive team includes the core group of senior executives that has built the company over the past two decades. Our 60 officers have an average tenure with our company of approximately 13 years, including any prior service with MNG or Adroit. Our corporate culture fosters teamwork and excellence and has contributed to our being named in 2003 by Fortune magazine as one of the “100 Best Companies to Work For in America” for the fourth consecutive year. This distinction has helped us recruit and retain highly skilled personnel. Our professional staff is highly educated, with approximately one-third holding advanced degrees. As of March 31, 2003, we had over 2,500 employees, approximately 50% of whom have federal government security clearances.

•	Knowledge of government clients’ business processes. We have served many of our clients for over 20 years. As a result of these longstanding relationships, we have developed a deep knowledge of our clients’ business processes, which enables us to design solutions that address their strategic goals and integrate with their existing systems. We have also recruited strategic hires with significant government or technical experience who have added to our knowledge of our clients’ business processes and who have extended our expertise into new areas.

•	Technical expertise. We invest in research and development in areas such as text mining, data mining, information assurance, and other emerging technologies in order to offer clients the most advanced technological solutions. Our company, including all of our business units, has received a capability maturity model, or CMM, level 3 rating under the standards established by the Software Engineering Institute. This rating reflects that we have mature, repeatable processes throughout the entire company that we believe help to reduce risk, improve technical delivery, contain costs, and meet demanding schedules.

•	Proven record of past performance. We have provided information technology services and solutions to the federal government for nearly 25 years and we are frequently recognized as a top performer by both client evaluations and industry publications. For competitively awarded engagements on which we were the incumbent, we have a renewal rate of at least 95% over the last three fiscal years and the nine months ended March 31, 2003.

•	Key positioning as a prime contractor. We are currently a prime contractor on four of the federal government’s five largest information technology services GWACs, including one GWAC that will become an agency-specific indefinite delivery/indefinite quantity contract. We hold five GSA schedule contracts, and we are a prime contractor on more than 20 agency-specific indefinite delivery/indefinite quantity contracts. This broad contract portfolio gives us extensive reach as a preferred provider and enables us to deliver the full range of our services and solutions to any organization in the federal government. Serving as a prime contractor positions us to achieve better client relationships, to exert more control and influence over quality results, to have clearer visibility into future opportunities, and to earn enhanced profit margins. We have been the prime contractor on engagements representing over 94% of our total revenue for each of the last three fiscal years and the nine months ended March 31, 2003.

Growth Strategy

Our objective is to continue to profitably grow our business as a leading provider of information technology services and solutions to a wide variety of federal government organizations. Our growth strategy includes the following:

•	Leverage our longstanding client relationships to cross-sell our full range of services. We are adept at penetrating, cross-selling to, and building out existing client accounts through our successful performance and comprehensive knowledge of our clients’ business processes. This approach has led to many long-term contract relationships.

•	Increase our client base. We intend to continue to leverage our experience and broad contract portfolio to expand our client base in other high-growth areas of the federal information technology services market. This may include organizations in the federal government for which we have not historically worked.

•	Focus our applied research and development investments to enhance our core business. We intend to continue to invest in applied research and development initiatives to enhance the competitive position of our core business.

•	Pursue strategic acquisitions. We plan to continue to pursue strategic acquisitions to complement internal growth and to position ourselves to capitalize on anticipated high growth areas. Our acquisition strategy is focused on firms that will enable us to cost-effectively add new clients, specific agency knowledge, or technical expertise. We intend to continue to selectively acquire high quality companies that accelerate our access to existing or new markets that we believe have strong growth dynamics, such as our recent acquisition of Adroit Systems, Inc.

ELITE® is a registered trademark of SRA. SRA International, Inc.® is a registered trademark and servicemark of SRA. Mantas™ is a trademark of Mantas, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

Our principal executive offices are located at 4350 Fair Lakes Court, Fairfax, Virginia 22033 and our telephone number is (703) 803-1500. We were incorporated as Systems Research and Applications Corporation in Virginia in 1976 and began operations in 1978. We reincorporated in Delaware as SRA International, Inc. in 1984. We generally contract with the federal government through our wholly owned subsidiary, Systems Research and Applications Corporation, but we do business as SRA International, Inc. Our Web address is www.sra.com. We do not intend the information on our website to constitute part of this prospectus.

The Offering

Class A common stock offered:
SRA	2,493,000 shares
Selling stockholders	257,000 shares
Total	2,750,000 shares
Common stock to be outstanding after this offering:
Class A common stock	15,739,309 shares
Class B common stock	8,546,577 shares
Total	24,285,886 shares
Use of proceeds	For general corporate purposes, including working capital and capital expenditures. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares by the selling stockholders.
New York Stock Exchange symbol	SRX

The number of shares to be outstanding after the offering is based on the number of shares outstanding on April 30, 2003, and gives effect to our sale of 2,493,000 shares of our class A common stock in this offering and the exercise of options by some of the selling stockholders to purchase an aggregate of 65,000 shares of our class A common stock, which they will sell in this offering. The number of shares to be outstanding after this offering excludes the remaining 4,896,593 shares of class A common stock issuable upon the exercise of options, with a weighted average exercise price of $10.08 per share, outstanding on April 30, 2003, and an additional 2,486,326 shares reserved for issuance in the future under our stock plans.

Holders of class A common stock and class B common stock have identical rights, except that holders of class A common stock are entitled to one vote per share and holders of class B common stock are entitled to ten votes per share.

Immediately following the closing of this offering, Ernst Volgenau, our president and chief executive officer, will beneficially own shares of class A and class B common stock representing 66.7% of the combined voting power of our outstanding common stock. As a result, Dr. Volgenau will be able to control the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation, and mergers or other business combinations.

Except where otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their option to purchase additional shares in this offering to cover over-allotments, if any.

Summary Financial Data

The following summarizes our historical consolidated financial information. We derived the historical financial information for each of the four fiscal years in the period ended June 30, 2002 and the nine months ended March 31, 2002 and 2003 from our audited consolidated financial statements. We derived the historical financial information for the fiscal year ended June 30, 1998 from our unaudited consolidated financial statements. The unaudited financial information has been prepared on the same basis as our audited financial statements, and includes all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations as of and for the periods.

We have presented the balance sheet data as of March 31, 2003:

•	on an actual basis and

•	on an as adjusted basis to reflect:

•	the exercise of options by some of the selling stockholders to purchase an aggregate of 65,000 shares of our class A common stock, which they will sell in this offering, and our receipt of $38,100 in aggregate proceeds from that exercise; and

•	the sale of the shares of class A common stock offered by us in this offering and our receipt of the net proceeds, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we expect to pay in connection with this offering.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Year ended June 30,					Nine months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$222,695	$291,856	$312,035	$312,548	$361,197	$259,755	$323,254
Operating costs and expenses:
Cost of services	156,204	199,732	213,549	221,835	258,863	187,799	227,799
Selling, general, and administrative	50,136	70,567	77,200	84,985	76,143	55,628	60,540
Depreciation and amortization	4,664	5,720	7,258	8,045	7,684	5,534	6,420
Reimbursement of expenses upon formation of Mantas, Inc.	—	—	—	(6,485)	—	—	—

Total operating costs and expenses	211,004	276,019	298,007	308,380	342,690	248,961	294,759

Operating income	11,691	15,837	14,028	4,168	18,507	10,794	28,495
Interest (expense) income, net	(939)	(1,068)	(529)	(797)	(101)	(128)	1,095
Gain (loss) on equity method investment	—	—	(900)	11,776	373	373	1,031
Gain on sale of Assentor practice	—	—	—	—	—	—	4,685
Other (expense) income	—	—	(209)	(2,391)	1,775	1,775	—

Income before taxes	10,752	14,769	12,390	12,756	20,554	12,814	35,306
Provision for income taxes	4,397	6,129	5,092	5,383	9,277	5,920	14,124

Net income	$6,355	$8,640	$7,298	$7,373	$11,277	$6,894	$21,182

Earnings per share:
Basic	$0.46	$0.62	$0.53	$0.54	$0.77	$0.50	$1.00

Diluted	$0.38	$0.51	$0.44	$0.45	$0.66	$0.43	$0.90

Weighted-average shares:
Basic	13,939,503	13,852,600	13,787,806	13,563,723	14,630,512	13,827,305	21,103,022

Diluted	16,788,788	16,953,438	16,674,610	16,401,370	17,030,717	16,173,316	23,569,864

	March 31, 2003
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$79,600	$
Short-term investments	1,457
Working capital	129,991
Total assets	270,356
Long-term debt, net of current portion	—
Total stockholders’ equity	193,439

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Investing in our class A common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to Our Business

We depend on contracts with U.S. federal government agencies, particularly clients within the Department of Defense, for substantially all of our revenue, and if our relationships with these agencies were harmed, our business would be threatened.

Revenue from contracts with U.S. federal government agencies accounted for 88%, 93%, and 96% of our revenue for fiscal 2000, 2001, and 2002, respectively, and 98% of our revenue for the nine months ended March 31, 2003. Revenue from contracts with clients in the Department of Defense and the National Guard accounted for 43%, 47%, 53%, and 56% of our revenue for the same periods, respectively. We believe that federal government contracts will continue to be the source of substantially all of our revenue for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or within the Department of Defense and the National Guard in particular, would cause serious harm to our business. Among the key factors in maintaining our relationships with federal government agencies and departments are our performance on individual contracts and delivery orders, the strength of our professional reputation, and the relationships of our key executives with client personnel. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenue and operating results could be materially harmed.

Loss of our General Services Administration, or GSA, schedule contracts or our position as a prime contractor on one or more of our government-wide acquisition contracts, or GWACs, or our other multiple-award contracts would impair our ability to win new business.

We believe that one of the key elements of our success is our position as the holder of five GSA schedule contracts and as a prime contractor under four GWACs and more than 20 indefinite delivery/indefinite quantity contracts. For the fiscal years ended June 30, 2000, 2001, and 2002, and the nine months ended March 31, 2003, revenue from GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts accounted for approximately 84%, 87%, 91%, and 88%, respectively, of our revenue from federal government clients. As these types of contracts have increased in importance in the last several years, we believe our position as a prime contractor on these contracts has become increasingly important to our ability to sell our services to federal government clients. If we were to lose our position on one or more of these contracts, we could lose revenue and our operating results could suffer.

The Department of Transportation has announced that one of the GWACs on which we serve as a prime contractor, ITOP II, will be transitioned to an agency-specific indefinite delivery/indefinite quantity contract. We expect that future federal business will migrate to other multiple-award contract vehicles. If this business migrates to contract vehicles on which we are not a prime contractor, our ability to compete for this business may be harmed.

Orders under GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts typically have a one- or two-year initial term with multiple options that may be exercised by our government clients to extend the contract for one or more years. We cannot assure you that our clients will exercise these options.

We may not receive the full amount of our backlog, which could harm our business.

Our backlog was approximately $1.5 billion as of March 31, 2003, of which $260.5 million was funded. We currently expect to recognize revenue during the last quarter of fiscal 2003 from approximately 7% of our total backlog as of March 31, 2003. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring at the end of calendar year 2011. We define backlog to include both funded and unfunded orders for services under existing signed contracts, assuming the exercise of all priced options relating to those contracts. Congress often appropriates funds for our clients on a yearly basis, even though their contract with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. We define funded backlog to be the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing authority, less the amount of revenue we have previously recognized under the contract. We define unfunded backlog as the total value of signed contracts, less funding to date. Unfunded backlog includes all contract options that have been priced but not yet funded. Our estimate of the portion of the backlog as of March 31, 2003 from which we expect to recognize revenue in the last quarter of fiscal 2003 is likely to be inaccurate because the receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. In addition, we may never realize revenue from some of the engagements that are included in our backlog, and there is a higher degree of risk in this regard with respect to unfunded backlog. The actual accrual of revenue on engagements included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early. If we fail to realize revenue from engagements included in our backlog as of March 31, 2003, our revenue and operating results for our 2003 fiscal year as well as future reporting periods may be materially harmed.

The loss of a key executive could impair our relationships with government clients and disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with government personnel contribute to our ability to maintain good client relations and to identify new business opportunities. We do not have any employment agreements providing for a specific term of employment with any member of our senior management. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good client relations, and otherwise to manage our business.

If we fail to attract and retain skilled employees, we might not be able to staff recently awarded engagements and to sustain our profit margins and revenue growth.

We must continue to hire significant numbers of highly qualified individuals in the remainder of fiscal 2003 and fiscal 2004 who have advanced information technology and technical services skills and who work well with our clients in a government or defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to staff recently awarded engagements and to maintain and grow our business could be limited. If we encounter a tight labor market, as we did in the first half of fiscal 2001, we could be required to engage larger numbers of subcontractor personnel, which could cause our profit margins to suffer. In addition, some of our contracts contain provisions requiring us to commit to staff an engagement with personnel the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the client may terminate the contract, and we may not be able to recover our costs.

If subcontractors on our prime contracts are able to secure positions as prime contractors, we may lose revenue.

For each of the past several years, as the GSA schedule contracts and GWACs have increasingly been used as contract vehicles, we have received substantial revenue from government clients relating to work performed by other information technology providers acting as subcontractors to us. In some cases, companies that have not held GSA schedule contracts or secured positions as prime contractors on GWACs have approached us in our capacity as a prime contractor, seeking to perform services as our subcontractor for a government client. Some of these providers that are currently acting as subcontractors to us may in the future secure positions as prime contractors upon renewal of the GSA schedule or a GWAC contract. If one or more of our current subcontractors are awarded prime contractor status in the future, it could reduce or eliminate our revenue for the work they were performing as subcontractors to us. Revenue derived from work performed by our subcontractors represented approximately 35% of our revenue for each of the last three fiscal years and 31% for the nine months ended March 31, 2003.

We may not be successful in identifying acquisition candidates; and if we undertake acquisitions, they could be expensive, increase our costs or liabilities, and disrupt our business.

One of our strategies is to pursue growth through acquisitions. We have limited acquisition experience to date. We may not be able to identify suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds, and combining different corporate cultures. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any costs, liabilities, or disruptions associated with any future acquisitions we may pursue could harm our operating results.

If we are unable to integrate companies we acquire into our business successfully or to achieve the expected benefits of these acquisitions, our revenue and operating results may be impaired.

In January 2003, we acquired Adroit Systems, Inc., or Adroit. If we are unable to successfully integrate Adroit, or other companies we have acquired or may acquire in the future, our revenue and operating results could suffer. In addition, we may not be successful in achieving the anticipated synergies from these acquisitions, including our strategy of offering our services to existing clients of acquired companies to increase our revenue. In addition, we may experience increased attrition, including but not limited to key employees of acquired companies, during and following the integration of acquired companies that could reduce our future revenue.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability, and loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts. If we are unable to successfully compete for new business, our revenue growth and operating margins may decline. Many of our competitors are larger and have greater financial, technical, marketing, and public relations resources, larger client bases, and greater brand or name recognition than we do. Larger competitors include federal systems integrators such as Computer Sciences Corporation and Science Applications International Corporation, divisions of large defense contractors such as Lockheed Martin Corporation and Northrop Grumman Corporation, and consulting firms such as Accenture Ltd. and BearingPoint, Inc. Our larger competitors may be able to compete more effectively for very large-scale government contracts. Our larger competitors also may be able to provide clients with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past performance on large-scale contracts, geographic presence, price, and the availability of key professional personnel. Our competitors also have established or may establish relationships among themselves or with third parties, including mergers and acquisitions, to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

We derive significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon us, and we will lose revenue if we fail to compete effectively.

We derive significant revenue from federal government contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and costs that will be required to service any contract we are awarded;

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and

•	the opportunity cost of bidding and winning other contracts we might otherwise pursue.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that would negatively affect our operating results, but we may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred through the bidding process.

We may lose money on some contracts if we underestimate the resources we need to perform under the contract.

We provide services to the federal government under three types of contracts: cost-plus-fee, time-and-materials, and fixed-price. For the nine months ended March 31, 2003, we derived 42%, 38%, and 20% of our revenue from cost-plus-fee, time-and-materials, and fixed-price contracts, respectively. For fiscal 2002, we derived 52%, 31%, and 17% of our revenue from cost-plus-fee, time-and-materials, and fixed-price contracts, respectively. For fiscal 2001, the corresponding percentages were 62%, 23%, and 15%, respectively. For fiscal 2000, the corresponding percentages were 54%, 29%, and 17%, respectively. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

•	Under cost-plus-fee contracts, which are subject to a ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs.

•	Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses, and we assume the risk that our costs of performance may exceed the negotiated hourly rates.

•	Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus-fee contracts and time-and-materials contracts, fixed-price contracts involve greater financial risk because we bear the impact of cost overruns.

For all three contract types, we bear varying degrees of risk associated with the assumptions we use to formulate our pricing for the work. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results.

Our operating margins and operating results may suffer if cost-plus-fee contracts increase in proportion to our total contract mix.

In general, cost-plus-fee contracts are the least profitable of our contract types. Our government clients typically determine what type of contract will be awarded to us. Cost-plus-fee contracts accounted for 54%, 62%, 52%, and 42% of our revenue for fiscal 2000, fiscal 2001, fiscal 2002, and the nine months ended March 31, 2003, respectively. To the extent that we enter into more or larger cost-plus-fee contracts in proportion to our total contract mix in the future, our operating margins and operating results may suffer. Although we have recently been awarded some large cost-plus-fee contracts, we are unable to predict the timing of any impact on our total contract mix and operating margins going forward.

If the volume of services we provide under fixed-price contracts decreases as a proportion of our total business, if we underestimate our costs of performing fixed-price contracts, or if profit rates on these contracts decline, our operating margins and operating results may suffer.

We have historically earned higher relative profits on our fixed-price contracts. Fixed-price contracts accounted for 17%, 15%, 17%, and 20% of our revenue for fiscal 2000, fiscal 2001, fiscal 2002, and the nine months ended March 31, 2003, respectively. If the volume of services we deliver under fixed-price contracts decreases, or shifts to other types of contracts, then our operating margins and operating results may suffer. Additionally, under fixed-price contracts we agree to perform specific work for a predetermined price. To the extent our actual costs exceed the estimates upon which the price was negotiated, we will generate less than the anticipated amount of profit or could incur a loss. Finally, we cannot assure you that we will be able to maintain our historic levels of profitability on fixed-price contracts in general.

If our subcontractors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to deliver to our clients. Revenue derived from work performed by our subcontractors represented approximately 35% of our revenue for each of the last three fiscal years and 31% for the nine months ended March 31, 2003. A failure by one or more of our subcontractors to satisfactorily perform the agreed-upon services on a timely basis may compromise our ability to perform our obligations as a prime contractor. In some cases, we have limited involvement in the work performed by the subcontractor and may have exposure as a result of problems incurred by the subcontractor. In extreme cases, performance deficiencies on the part of our subcontractors could result in a government client terminating our contract for default. A default termination could expose us to liability for the agency’s costs of reprocurement, damage our reputation, and hurt our ability to compete for future contracts. Additionally, in some cases we may have disputes with our subcontractors that could impair our ability to execute our contracts as required.

Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most large government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency. An audit of our work, including an audit of work performed by companies we have acquired or may acquire or subcontractors we have hired or may hire, could result in a substantial adjustment to our previously reported operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and operating margins may be reduced.

If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true. Although audits have been completed on our incurred contract costs through fiscal 2001, audits for costs incurred on work performed after fiscal 2001 have not yet been completed. In addition, non-audit reviews by the government may still be conducted on all our government contracts.

If we were suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results would be materially harmed.

If we experience systems and service failure, our reputation could be harmed and our clients could assert claims against us for damages or refunds.

We create, implement, and maintain information technology solutions that are often critical to our clients’ operations. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays, and other problems in connection with our work. If our solutions, services, products, or other applications have significant defects or errors, are subject to delivery delays, or fail to meet our clients’ expectations, we may:

•	lose revenue due to adverse client reaction;

•	be required to provide additional services to a client at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; or

•	suffer claims for substantial damages against us.

In addition to any costs resulting from product or service warranties, contract performance, or required corrective action, these failures may result in increased costs or loss of revenue if clients postpone subsequently scheduled work or cancel or fail to renew contracts.

While many of our contracts limit our liability for consequential damages that may arise from negligence in rendering services to our clients, we cannot assure you that these contractual provisions will be legally sufficient to protect us if we are sued. In addition, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. As we continue to grow and expand our business into new areas our insurance coverage may not be adequate. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our reputation.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business.

Some government contracts require us to maintain facility security clearances and require some of our employees to maintain individual security clearances. If our employees lose or are unable to timely obtain security clearances, or we lose a facility clearance, the government client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular contract, or we fail to obtain them on a timely basis, we may not derive the revenue anticipated from the contract, which could harm our operating results.

Security breaches in sensitive government systems could result in loss of clients and negative publicity.

Many of the systems we develop, install, and maintain involve managing and protecting information involved in intelligence, national security, and other sensitive or classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation, and prevent us from being eligible for further work on sensitive or classified systems for federal government clients. We could incur losses from such a security breach that could exceed the policy limits under our errors and omissions and product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of our systems could materially reduce our revenue.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our class A common stock to decline.

Our revenue and operating results could vary significantly from quarter to quarter. In addition, we cannot predict our future revenue or results of operations. As a consequence, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our class A common stock to decline. Factors that may affect our operating results include:

•	fluctuations in revenue earned on contracts;

•	commencement, completion, or termination of contracts during any particular quarter;

•	variable purchasing patterns under GSA schedule contracts, GWACs, and agency-specific indefinite delivery/indefinite quantity contracts;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•	contract mix and the extent of use of subcontractors;

•	changes in presidential administrations and senior federal government officials that affect the timing of technology procurement;

•	changes in policy or budgetary measures that adversely affect government contracts in general; and

•	the seasonality of our business, particularly in our first fiscal quarter that ends September 30.

Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not receive corresponding payments or revenue in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and administration approval in a timely manner.

We depend on our intellectual property and our failure to protect it could enable competitors to market products and services with similar features that may reduce demand for our products.

Our success depends in part upon the internally developed technology, proprietary processes, and other intellectual property that we utilize to provide our services and incorporate in our products. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Federal government clients typically retain a perpetual, world-wide, royalty-free right to use the intellectual property we develop for them in any manner they deem appropriate, including providing it to our competitors in connection with their performance of other federal government contracts. We typically seek governmental authorization to re-use intellectual property developed for the federal government or to secure export authorization. Federal government clients typically grant contractors the right to commercialize software developed with federal funding. However, if we were to improperly use intellectual property even partially funded by the federal government, the federal government could seek damages or royalties from us, sanction us, or prevent us from working on future government contracts.

We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtain and use our technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others, including our employees, may compromise the trade secrets and other intellectual property that we own. Although we require our employees to execute non-disclosure and intellectual property assignment agreements and comply with related policies and procedures, these agreements may not be legally or practically sufficient to protect our rights. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources, with no assurance of success.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and business solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the software and other forms of intellectual property that we use to provide our services and business solutions to our clients, but we also license technology from other vendors. If our vendors, our employees, or third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims are ultimately successful, we could be required to:

•	cease selling or using products or services that incorporate the challenged software or technology;

•	obtain a license or additional licenses from our vendors or other third parties; or

•	redesign our products and services that rely on the challenged software or technology.

Our employees may engage in misconduct or other improper activities, which could harm our business.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations, engaging in unauthorized activities, or falsifying time records. Employee misconduct could also involve the improper use of our clients’ sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business.

Activation of military and National Guard reserves could significantly reduce our revenue and profits.

Activation of military reserves, in connection with international conflicts or otherwise, could result in some clients and client contracting staff being activated into the military services. This could delay contract awards that might be in the evaluation or award process, which could in turn reduce our revenue until such time as our clients are able to complete the evaluation and award process, or could even result in the loss of the potential contract award.

In addition, as of March 31, 2003, we had approximately 50 employees who serve as reserves for a branch of the military or the National Guard. In the event of a significant call-up we will pay these employees the differential between their military pay and their salary for up to six months. Our standard practice in the absence of a significant call-up is to provide for up to two weeks of differential pay for military leave. To the extent those called for military duty are directly billable on our contracts, our revenue could be reduced. Additionally, our fringe benefit expenses would be increased by any differential payments, which could reduce our profits.

Risks Related to Our Industry

A reduction in the U.S. defense budget could result in a substantial decrease in our revenue.

Revenue from contracts with clients in the Department of Defense and the National Guard accounted for 43%, 47%, and 53% of our revenue for fiscal 2000, fiscal 2001, and fiscal 2002, respectively, and 56% of our revenue for the nine months ended March 31, 2003. A decline in overall U.S. military expenditures could cause a decrease in our revenue and profitability. The reduction in the U.S. defense budget during the early 1990s caused some defense-related government contractors to experience decreased sales, reduced operating margins and, in some cases, net losses. Defense spending levels may not continue at present levels, and future levels of expenditures and authorizations for existing programs may decline, remain constant, or shift to agencies or programs in areas where we do not currently have contracts. A significant decline in defense expenditures, or a shift in expenditures away from agencies or programs that we support, could cause a material decline in our revenue.

A reduction in U.S. civil government agency budgets, including a reduction caused by the diversion of funding to support the war against terrorism or the reconstruction of Iraq, could result in a substantial decrease in our revenue.

Revenue from contracts with civil agency clients accounted for 45%, 46%, and 43% of our revenue for fiscal 2000, fiscal 2001, and fiscal 2002, respectively, and 42% of our revenue for the nine months ended March 31, 2003. We expect civil agency clients will continue to represent a substantial portion of our future revenue. A decline in expenditures by civil agencies could cause a material decrease in our revenue and profitability. A shift of funds away from civil agencies to pay for programs within other agencies, for example the Department of Defense or the Department of Homeland Security, to reduce federal budget deficits, or to fund tax reductions, could cause a material decline in our revenue. In particular, it is possible that funding for civil agencies may be diverted to support the ongoing war against terrorism, the reconstruction of Iraq, or other international conflicts.

Changes in the spending policies or budget priorities of the federal government could cause us to lose revenue.

We derived 88%, 93%, and 96% of our revenue for fiscal 2000, fiscal 2001, and fiscal 2002, respectively, and 98% of our revenue for the nine months ended March 31, 2003, from contracts with federal government agencies. We believe that contracts with federal government agencies and departments will continue to be the primary source of our revenue for the foreseeable future. Accordingly, changes in federal government fiscal or spending policies could directly affect our financial performance. Among the factors that could harm our federal government contracting business are:

•	the curtailment of the federal government’s use of technology services firms;

•	a significant decline in spending by the federal government in general, or by specific departments or agencies in particular;

•	a reduction in spending or shift of expenditures from existing programs to pay for an international conflict or related reconstruction efforts;

•	a failure of Congress to pass adequate supplemental appropriations to pay for an international conflict, or to pay for the cost of related reconstruction efforts;

•	reductions in federal government programs or requirements;

•	the adoption of new laws or regulations that affect companies that provide services to the federal government;

•	delays in the payment of our invoices by government payment offices;

•	federal governmental shutdowns, such as the shutdown that occurred during the government’s 1996 fiscal year, and other potential delays in the government appropriations process, such as federal agencies having to operate under a continuing funding resolution because of delays in Congressional budget appropriations; and

•	general economic and political conditions.

These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, or not to exercise options to renew contracts, any of which could cause us to lose revenue. We have substantial contracts in place with many federal departments and agencies, and our continued performance under these contracts, or award of additional contracts from these agencies, could be materially harmed by federal government spending reductions or budget cutbacks at these departments or agencies.

The failure by Congress to approve timely budgets for the federal agencies we support could delay or reduce spending and cause us to lose revenue.

On an annual basis, Congress must approve budgets that govern spending by each of the federal agencies we support. When Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, then Congress typically enacts a continuing resolution. A continuing resolution allows government agencies to operate at spending levels approved in the previous budget cycle. When government agencies must operate on the basis of a continuing resolution it may delay funding we expect to receive from clients on work we are already performing and will likely result in any new initiatives being delayed, and in some cases being cancelled.

The adoption of new procurement laws or regulations could reduce the amount of services that are outsourced by the federal government and could cause us to lose revenue.

New legislation, procurement regulations, or union pressure could cause federal agencies to adopt restrictive procurement practices regarding the use of outside information technology providers. For example, the American Federation of Government Employees, the largest federal employee union, strongly endorses legislation that may restrict the procedure by which services are outsourced to government contractors. If such legislation were to be enacted, it would likely reduce the amount of information technology services that could be outsourced by the federal government, which could materially reduce our revenue.

The Office of Management and Budget process for ensuring government agencies properly support capital planning initiatives, including information technology investments, could reduce or delay federal information technology spending and cause us to lose revenue.

The Office of Management and Budget, or OMB, supervises spending by federal agencies, including enforcement of the Government Performance Results Act. This Act requires, among other things, that federal agencies make an adequate business case to support capital planning initiatives, including all information technology investments. The factors considered by OMB include, among others, whether the proposed information technology investment is expected to achieve an appropriate return on investment, whether related processes are contemporaneously reviewed, whether inter-operability with existing systems and the capacity for these systems to share data across government has been considered, and whether existing off-the-shelf products are being utilized to the extent possible. If our clients do not adequately justify proposed information technology investments to the OMB, the OMB may refuse funding for their new or continuing information technology investments, and we may lose potential revenue as a result.

Federal government contracts contain provisions giving government clients a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience, as well as for default;

•	reduce or modify contracts or subcontracts;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim rights in products, systems, and technology produced by us;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

•	subject the award of GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction, or modification of the awarded contract; and

•	suspend or debar us from doing business with the federal government or with a particular governmental agency.

If a government client terminates one of our contracts for convenience, we may recover only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenue and operating results would be materially harmed.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

We must comply with laws and regulations relating to the formation, administration, and performance of federal government contracts, which affect how we do business with our government clients and may impose added costs on our business. Among the most significant regulations are:

•	the Federal Acquisition Regulation, and agency regulations analogous or supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration, and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with some contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under some cost-based government contracts; and

•	laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of specified products, technologies, and technical data.

If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, harm to our reputation, suspension of payments, fines, and suspension or debarment from doing business with federal government agencies. The government may in the future reform its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions, or suspension or debarment from contracting with the federal government, each of which could lead to a material reduction in our revenue.

Risks Related to this Offering

A public market for our class A common stock has existed only for a limited period of time, and our stock price is volatile and could decline, resulting in a substantial loss on your investment.

Prior to May 24, 2002, there was no public market for any class of our common stock. An active trading market for our class A common stock may not be sustained, which could affect your ability to sell your shares and could depress the market price of your shares.

The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our class A common stock is likely to be similarly volatile, and investors in our class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section and others such as:

•	our operating performance and the performance of other similar companies or companies deemed to be similar;

•	actual or anticipated differences in our quarterly operating results;

•	changes in our revenue or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	additions and departures of key personnel;

•	contract mix and the extent of use of subcontractors;

•	strategic decisions by us or our competitors, such as acquisitions, consolidations, divestments, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•	federal government spending levels, both generally and by our particular government clients;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	the failure by Congress to approve timely budgets;

•	speculation in the press or investment community;

•	changes in the government information technology services industry;

•	changes in accounting principles;

•	terrorist acts;

•	general market conditions, including economic factors unrelated to our performance; and

•	military action related to international conflicts, wars, or otherwise.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Our chief executive officer, whose interests may not be aligned with yours, will continue to control our company, which could result in actions of which you or other stockholders do not approve.

Following this offering, based upon shares outstanding at April 30, 2003, Ernst Volgenau, our chief executive officer, will beneficially own 600,183 shares of class A common stock and 6,708,270 shares of class B common stock, which will represent approximately 66.7% of the combined voting power of our outstanding common stock. Following this offering, based upon shares outstanding at April 30, 2003, our executive officers and directors as a group will beneficially own an aggregate of 4,765,915 shares of class A common stock and 8,546,577 shares of class B common stock, which will represent approximately 88.1% of the combined voting power of our outstanding common stock. As a result, these individuals acting together, or Dr. Volgenau acting alone, will be able to control the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation, and mergers or other business combinations. In addition, upon the death of Dr. Volgenau and the conversion of his class B common stock into class A common stock, William K. Brehm, the chairman of our board of directors, if he survives Dr. Volgenau, would beneficially own all of the outstanding class B common stock and could exercise control or significant influence over corporate matters requiring stockholder approval. This concentration of ownership and voting power may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change in control is proposed.

A substantial number of shares will become eligible for sale in the near future, which could cause our class A common stock price to decline significantly.

If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our class A common stock in the public market, the market price of our class A common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In October 2003, 2,117,645 shares will become available for sale in the public market following the expiration of the lock-up between us and the entities affiliated with General Atlantic Partners, LLC. In January 2004, 160,905 shares purchased by certain executives of Adroit Systems, Inc., in connection with our January 2003 acquisition of Adroit, will become available for sale in the public market following the first anniversary of the share purchase date. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. Also, as of April 30, 2003, options to purchase 2,810,484 shares of our class A common stock were exercisable, in addition to options to purchase 65,000 shares of class A common stock to be exercised by some of the selling stockholders in connection with the offering. Shares issued upon the exercise of any of these stock options would generally be available for sale in the public market.

Provisions of our charter documents and Delaware law may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our class A common stock may be lower as a result.

There are provisions in our certificate of incorporation and by-laws that make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our class A common stock and the voting and other rights of our stockholders may be adversely affected. This issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents contain other provisions that could have an anti-takeover effect, including:

•	the high-vote nature of our class B common stock;

•	only one of the three classes of directors is elected each year;

•	stockholders have limited ability to remove directors without cause;

•	stockholders cannot take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our class A common stock. These provisions may also prevent changes in our management.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

The net proceeds from this offering have not been allocated for a particular purpose, and our management will have broad discretion as to the use of the offering proceeds. While we currently anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures related to the expansion of our operations, our management may allocate the net proceeds among these purposes as it determines is necessary. We may also use a portion of the net proceeds to acquire businesses, products, or technologies that are complementary to our business. In addition, market or other factors may require our management to allocate portions of the net proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control accurately. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our class A common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, and financial position.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of the 2,493,000 shares of class A common stock sold by us in this offering will be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming a public offering price of $            , the last reported sale price of our class A common stock on the New York Stock Exchange on                     , 2003. We will receive approximately $38,100 in additional proceeds upon the exercise of stock options by some of selling stockholders in connection with this offering. We will not receive any of the proceeds from the sale of class A common stock sold by selling stockholders.

We will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire businesses, products, or technologies that are complementary to our business; although we currently have no specific acquisitions planned. Pending their use, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on then-existing conditions, business prospects, and any other factors our board of directors deems relevant.

PRICE RANGE OF CLASS A COMMON STOCK

Our class A common stock began trading on the New York Stock Exchange on May 24, 2002, under the symbol “SRX.” The following table sets forth for the indicated periods the high and low sale prices of our class A common stock as reported by the New York Stock Exchange.

	High	Low
Fiscal year ended June 30, 2002:
Fourth Quarter (beginning May 24, 2002)	$27.45	$21.25

Fiscal year ended June 30, 2003:
First Quarter	30.66	22.34
Second Quarter	29.09	22.66
Third Quarter	29.80	21.09
Fourth Quarter (through May 28, 2003)	29.41	22.13

On May 28, 2003, the last reported sale price of our class A common stock on the New York Stock Exchange was $28.84. As of the close of business on April 30, 2003, we had 112 holders of record of our class A common stock and two holders of record of our class B common stock.

CAPITALIZATION

The following table presents our capitalization and other data as of March 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•	the exercise of options by some of the selling stockholders to purchase an aggregate of 65,000 shares of our class A common stock, which they will sell in this offering, and our receipt of $38,100 in aggregate proceeds from that exercise; and

•	the sale of 2,493,000 shares of class A common stock offered by us in this offering and our receipt of $ million in estimated net proceeds, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we expect to pay in connection with this offering.

	March 31, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$79,600	$

Short-term investments	$1,457	$

Short-term debt, including current portion of long-term debt	$800	$

Long-term debt, net of current portion	$—	$

Stockholders’ equity:
Preferred stock, undesignated, $0.20 par value per share; 5,000,000 shares authorized; no shares issued and outstanding, actual or as adjusted	—
Class A common stock, $0.004 par value per share; 180,000,000 shares authorized; 19,210,498 shares issued and 13,163,576 shares outstanding, actual; 21,768,498 shares issued and 15,721,576 shares outstanding, as adjusted	80
Class B common stock, $0.004 par value per share; 55,000,000 shares authorized; 10,487,753 shares issued and 8,546,577 shares outstanding, actual and as adjusted	40
Additional paid-in capital	143,648
Treasury stock, at cost	(46,929)
Deferred stock-based compensation	(562)
Retained earnings	97,162

Total stockholders’ equity	193,439

Total capitalization	$193,439	$

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

The actual outstanding share information excludes:

•	4,985,392 shares of class A common stock issuable on exercise of options outstanding as of March 31, 2003, at a weighted average exercise price of $9.95 per share; and

•	2,484,696 shares of class A common stock reserved as of March 31, 2003 for future issuance under our stock option plans.

After March 31, 2003 and through April 30, 2003, no options to purchase shares of class A common stock were issued, options to purchase 19,260 shares of class A common stock were exercised, options to purchase 4,539 shares of class A common stock were cancelled, and 1,527 shares of class A common stock were repurchased by us under our 401(k) plan.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the fiscal years ended June 30, 2000, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, and the balance sheet data as of June 30, 2001 and 2002, and March 31, 2003, are derived from, and are qualified by reference to, our audited financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and that are included in this prospectus. The statement of operations data for the fiscal year ended June 30, 1999, and the balance sheet data as of June 30, 1999 and 2000, are derived from our audited financial statements that have been audited by Deloitte & Touche LLP and not included in this prospectus. The statement of operations data for the fiscal year ended June 30, 1998 and the balance sheet data as of June 30, 1998, are derived from our unaudited financial statements that are not included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The selected financial data reflect our acquisitions of The Marasco Newton Group, Ltd. in January 2002 and Adroit Systems, Inc. in January 2003. For more information on these acquisitions, see note 15 to our financial statements. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

	Year ended June 30,					Nine months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$222,695	$291,856	$312,035	$312,548	$361,197	$259,755	$323,254
Operating costs and expenses:
Cost of services	156,204	199,732	213,549	221,835	258,863	187,799	227,799
Selling, general, and administrative	50,136	70,567	77,200	84,985	76,143	55,628	60,540
Depreciation and amortization	4,664	5,720	7,258	8,045	7,684	5,534	6,420
Reimbursement of expenses upon formation of Mantas, Inc.	—	—	—	(6,485)	—	—	—

Total operating costs and expenses	211,004	276,019	298,007	308,380	342,690	248,961	294,759

Operating income	11,691	15,837	14,028	4,168	18,507	10,794	28,495
Interest (expense) income, net	(939)	(1,068)	(529)	(797)	(101)	(128)	1,095
Gain (loss) on equity method investment	—	—	(900)	11,776	373	373	1,031
Gain on sale of Assentor practice	—	—	—	—	—	—	4,685
Other (expense) income	—	—	(209)	(2,391)	1,775	1,775	—

Income before taxes	10,752	14,769	12,390	12,756	20,554	12,814	35,306
Provision for income taxes	4,397	6,129	5,092	5,383	9,277	5,920	14,124

Net income	$6,355	$8,640	$7,298	$7,373	$11,277	$6,894	$21,182

Earnings per share:
Basic	$0.46	$0.62	$0.53	$0.54	$0.77	$0.50	$1.00

Diluted	$0.38	$0.51	$0.44	$0.45	$0.66	$0.43	$0.90

Weighted-average shares:
Basic	13,939,503	13,852,600	13,787,806	13,563,723	14,630,512	13,827,305	21,103,022

Diluted	16,788,788	16,953,438	16,674,610	16,401,370	17,030,717	16,173,316	23,569,864

	June 30,					March 31, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$183	$113	$9	$8	$87,137	$79,600
Short-term investments	—	—	—	—	—	1,457
Working capital	30,082	35,599	29,348	21,749	131,569	129,991
Total assets	102,452	129,830	125,425	127,458	226,293	270,356
Long-term debt, net of current portion	12,774	15,594	9,136	2,000	400	—
Total stockholders’ equity	29,656	37,180	42,062	43,112	159,444	193,439

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of information technology services and solutions to federal government clients in three principal markets: national security, health care and public health, and civil government. Since our founding in 1978, we have derived substantially all of our revenue from services provided to federal government clients. We expect that federal government clients will continue to account for substantially all of our revenue for the foreseeable future. During each of our last three fiscal years and the nine months ended March 31, 2003, we recognized more than 94% of our revenue from contract engagements in which we acted as the prime contractor. Our contract base is diversified among federal government clients, and we currently serve over 300 clients on more than 700 active engagements. No single engagement accounted for more than 5% of our revenue during the last three fiscal years or the nine months ended March 31, 2003. The Internal Revenue Service, as a client group, accounted for approximately 12% of our revenue in fiscal 2000, 10% in fiscal 2002, and 11% for the nine months ended March 31, 2002. No other client or client group accounted for more than 10% of our revenue in these periods and no client or client group accounted for more than 10% of our revenue in any other period presented in this discussion and analysis.

Our backlog as of March 31, 2003 was approximately $1.5 billion, of which $260.5 million was funded. Our backlog as of June 30, 2002 was approximately $1.0 billion, of which $158.7 million was funded. We define our backlog to include both funded and unfunded orders for services under existing signed contracts, assuming the exercise of all priced options relating to those contracts. We currently expect to recognize revenue during the last quarter of fiscal 2003 from approximately 7% of our total backlog as of March 31, 2003. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring at the end of calendar year 2011.

We have had three operating segments for financial reporting purposes. Our reportable segments include the consulting and systems integration business, or C&SI, the emerging technologies business, or ET, and the legal systems integration business, or LSI.

•	The C&SI segment represents our core business and includes high-end consulting services and information technology solutions primarily for federal government clients. This segment focuses on our three principal markets: national security, health care and public health, and civil government. As of March 31, 2003, the C&SI segment represents all of our ongoing operations.

•	The ET segment historically performed advanced technology research and development, sought commercial applications for this technology, and managed our commercial software products and services offerings, including our Assentor practice. Substantially all ET segment activities had ceased as of June 30, 2002. As of July 1, 2002, the only remaining activity in the ET segment was our Assentor practice. In October 2002, we sold our Assentor practice to a third party for approximately $5 million.

•	The LSI segment consisted of our legal systems integration business, which we closed as of December 31, 2000. The legal systems integration business provided network and desktop integration services for large law firms. Increasingly, these law firms retained their own internal staff to perform this work and the nature of our services to these clients became commoditized. As a result, there were fewer engagements of the scale and margin potential to justify maintaining this business. Because we closed the LSI segment as of December 31, 2000, our financial statements covering periods after that date do not reflect any results from the LSI segment and will not in the future.

The following table summarizes the percentage of total revenue for each period represented by each of our reportable segments.

	Fiscal year ended June 30,			Nine months ended March 31,
Segment	2000	2001	2002	2002	2003
Consulting & systems integration	90.6%	94.4%	98.6%	98.6%	99.7%
Emerging technologies	4.5	4.5	1.4	1.4	0.3
Legal systems integration	4.9	1.1	—	—	—

We have historically invested in applied research and development to develop new technologies that enhance our information technology services and solutions. Some of these investments have supported the C&SI segment, while others were independent initiatives and were reflected in the ET segment.

Some of our research and development investments have led to the formation of separate companies, including Mail2000, Inc., which provides software-based services to expedite the delivery of large volumes of mail, and Mantas, Inc., which provides services to the financial services industry to address anti-money laundering and other data mining issues. In February 2001, we sold our minority interest in Mail2000, Inc., recognizing a pre-tax gain of $11.8 million, including the reversal of a $900,000 accrual for probable losses under funding commitments we made to Mail2000, Inc. In May 2001, Mantas, which was previously one of our service offerings, was contributed to a separate company, Mantas, Inc., which we formed with funding and other contributions received from Safeguard Scientifics and the National Association of Securities Dealers, Inc., or the NASD. We have retained a non-controlling equity interest in Mantas, Inc. In October 2002, we sold our Assentor practice for approximately $5 million. Although we believe it is important to continue to invest in technology to enhance our information technology services and solutions, we have eliminated such spending in the ET segment and expect all future research and development expenses to be targeted to the needs of our federal government clients as we have sharpened our focus on our core C&SI business.

In the future, we intend to focus on increasing our internal growth, and we may pursue strategic acquisitions that can cost-effectively add new clients, specific agency knowledge or technological expertise. In January 2002, we made our first government services acquisition, acquiring The Marasco Newton Group Ltd., or MNG, for its expertise in the federal government environmental market. In January 2003, we acquired Adroit Systems, Inc., or Adroit, for its expertise in the areas of command and control, communications, computers, intelligence, surveillance, and reconnaissance, or C4ISR. We expect that these acquisitions will enable us to sell our services and solutions to MNG’s and Adroit’s existing client base and to jointly pursue potential new opportunities.

Description of Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, doubtful accounts receivable, goodwill and other intangible assets, and other contingent liabilities. We base our estimates on our historical experience and various other factors that we believe are reasonable at the time the estimates are made. Actual results may differ significantly from our estimates under different assumptions or conditions. We believe the critical accounting policies requiring us to make significant estimates and judgments are revenue recognition, contract cost accounting, and accounting for acquisitions, including the identification of intangible assets and the ongoing impairment assessments of the intangible assets. If any of these estimates or judgments prove to be incorrect, our reported results could be materially affected.

Revenue Recognition

Most of our revenue is generated on the basis of services provided to the federal government, either by our employees or by our subcontractors. To a lesser degree, the revenue we earn may include third-party hardware and software that we purchase and integrate when requested by the client as a part of the solutions that we provide to our clients.

Contract Types.    When contracting with our government clients, we enter into one of three basic types of contracts: cost-plus-fee, time-and-materials, and fixed-price.

•	Cost-plus-fee contracts. Cost-plus-fee contracts provide for reimbursement of allowable costs and the payment of a fee, which is our profit. Cost-plus-fixed-fee contracts specify the contract fee in dollars. Cost-plus-award-fee contracts may provide for a base fee amount, plus an award fee that varies, within specified limits, based upon the client’s assessment of our performance as compared to contractual targets for factors such as cost, quality, schedule, and performance. The majority of our cost-plus-fee contracts are cost-plus-fixed-fee.

•	Time-and-materials contracts. Under a time-and-materials contract, we are paid a fixed hourly rate for each direct labor hour expended and we are reimbursed for allowable material costs and out-of-pocket expenses. To the extent our actual direct labor costs vary in relation to the fixed hourly billing rates provided in the contract, we will generate more or less profit, or could incur a loss.

•	Fixed-price contracts. Under a fixed-price contract, we agree to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we will generate more or less than the anticipated amount of profit or could incur a loss. Some fixed-price contracts have a performance-based component, pursuant to which we can earn incentive payments or incur financial penalties based on our performance.

Our historical contract mix, measured as a percentage of total revenue for each period, is summarized in the table below.

Contract type	Fiscal year ended June 30,			Nine months ended March 31,
	2000	2001	2002	2002	2003
Cost-plus-fee	54%	62%	52%	54%	42%
Time-and-materials	29	23	31	30	38
Fixed-price	17	15	17	16	20

Our government clients typically determine what type of contract will be awarded to us. In general, cost-plus-fee contracts are the least profitable of our contract types. Recently, the relative mix of our cost-plus-fee contracts has declined. Although we have recently been awarded some large cost-plus-fee contracts, we are unable to predict the timing of any impact on our total contract mix and operating margins going forward.

Critical Accounting Policies Relating to Revenue Recognition.    We recognize revenue when persuasive evidence of an arrangement exists, the services have been rendered or goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured. We have a standard management process that we use to determine whether all required criteria for revenue recognition have been met. This standard management process includes a regular review of our contract performance. This review covers, among other matters, outstanding action items, progress against schedule, effort and staffing, requirements stability, quality, risks and issues, subcontract management, cost, commitments, and client satisfaction. This review is designed to determine whether the overall progress on a contract is consistent with the effort expended and revenue recognized to date.

Absent evidence to the contrary, we recognize revenue as follows. Revenue on cost-plus-fee contracts is recognized to the extent of costs actually incurred plus a proportionate amount of the fee earned. We consider fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs actually incurred in performance of the contract. Revenue on time-and-materials contracts is recognized based on the hours actually incurred at the negotiated contract billing rates, plus the cost of any allowable material costs and out-of-pocket expenses. Revenue on fixed-price contracts generally is recognized using the percentage-of-completion method of contract accounting. Unless it is determined as part of our regular contract performance review that overall progress on a contract is not consistent with costs expended to date, we determine the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract.

Revenue on fixed-price contracts pursuant to which a client pays us a specified amount to provide only a particular service for a stated time period, a so-called fee-for-service arrangement, is recognized as amounts are billable, assuming all other criteria for revenue recognition are met. We consider performance-based fees, including award fees, under any contract type to be earned when we can demonstrate satisfaction of a specific performance goal or we receive contractual notification from a client that the fee has been earned.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of our progress toward completing the contract. From time to time, as part of our standard management processes, facts develop that require us to revise our estimated total costs or revenue. In most cases, these revisions relate to changes in the contractual scope of our work. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes known.

From time to time, we may proceed with work based on client direction pending finalization and signing of formal contract documents. We have an internal process for approving any such work. Revenue recognized prior to finalization of formal contract documents is recorded at the lesser of net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated. We base our estimates on previous experiences with the client, communications with the client regarding funding status, and our knowledge of available funding for the contract or program.

We maintain reserves for doubtful accounts receivable that may arise in the normal course of business. Historically, we have not had significant write-offs of doubtful accounts receivable related to work we perform for the federal government. However, we do perform work on contracts and task orders where on occasion issues arise that lead to accounts receivable not being fully collected.

Contract Cost Accounting

As a contractor providing services primarily to the federal government, we must categorize our costs as either direct or indirect and allowable or unallowable. Direct costs are those costs that are identified with specific contracts. These costs include labor, subcontractor and consultant services, third party materials purchased under a contract, and other non-labor costs incurred in support of a contract. Indirect costs are those costs not identified with specific contracts. Rather, indirect costs are allocated to contracts in accordance with federal government rules and regulations. These costs typically include our selling, general, and administrative expenses, fringe benefit expenses, and depreciation and amortization costs. Direct and indirect costs that are not allowable under the Federal Acquisition Regulation or specific contract provisions cannot be considered for reimbursement under our federal government contracts. We must specifically identify these costs to ensure we comply with these requirements. Our unallowable costs include a portion of our executive compensation, certain employee morale activities, certain types of legal and consulting costs, and the amortization of identified intangible assets, among others. A key element to our recent margin expansion has been our success at controlling indirect cost growth and unallowable costs. In addition, as we acquire and integrate new companies, we have been able to manage our indirect costs and improve operating margins by realizing opportunities for cost synergies and integrating the indirect support functions of acquired companies into our own.

Accounting for Acquisitions

The purchase price that we pay to acquire the stock or assets of an entity must be assigned to the net assets acquired based on the estimated fair market value of those net assets. The purchase price in excess of the estimated fair market value of the tangible net assets and separately identified intangible assets acquired represents goodwill. The purchase price allocation related to acquisitions involves significant estimates and management judgments that may be adjusted during the purchase price allocation period, but in no case beyond one year from the acquisition date.

We must evaluate goodwill for impairment on an annual basis, or during any interim period if we have an indication that goodwill may be impaired. We assess the potential impairment of goodwill by comparing the carrying value of the assets and liabilities of our reporting unit to which goodwill is assigned to the estimated fair value of the reporting unit using a discounted cash flow approach. We performed our annual goodwill impairment analysis as of January 1, 2003. There was no indication of goodwill impairment as a result of our impairment analysis. If we are required to record an impairment charge in the future, it would have an adverse non-cash impact on our results of operations.

The estimated fair market value of identified intangible assets is amortized over the estimated useful life of the related intangible asset. We have a process pursuant to which we retain third-party valuation experts to assist us in determining the fair market values and useful lives of identified intangible assets. We evaluate these assets for impairment when events occur that suggest a possible impairment. Such events could include, but are not limited to, the loss of a significant client or contract, decreases in federal government appropriations or funding for specific programs or contracts, or other similar events. None of these events have occurred for fiscal 2002 or the nine months ended March 31, 2003. We determine impairment by comparing the net book value of the asset to its future undiscounted net cash flows. If an impairment occurs, we will record an impairment expense equal to the difference between the net book value of the asset and its estimated discounted cash flows using a discount rate based on our cost of capital and the related risks of recoverability.

Statement of Operations Items

The following is a description of certain line items and other components of our consolidated statements of operations.

Cost of Services

Cost of services includes the direct costs to provide our services and business solutions to clients. The most significant of these costs are the salaries and wages, plus associated fringe benefits, of our employees directly serving clients. Cost of services also includes the costs of subcontractors and outside consultants, third-party materials, such as hardware or software that we purchase and provide to the client as part of an integrated solution, and any other direct costs such as travel expenses incurred to support contract efforts.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include the salaries and wages, plus associated fringe benefits, of our employees not performing work directly for clients. Among the functions covered by these costs are asset and facilities management, business development, research and development, contracts and legal, finance and accounting, executive and senior management, human resources, and information system support. Facilities-related costs are also included in selling, general, and administrative expenses. Historically, the portion of selling, general, and administrative expenses that relate to corporate support functions are allocated to segments based on the ratio of segment labor expenses to total labor, exclusive of corporate selling, general, and administrative labor. The total amount of corporate selling, general, and administrative expense allocated to segments was $36.9 million, $37.2 million and $35.9 million for fiscal 2000, fiscal 2001, and fiscal 2002, respectively, and $25.9 million for the nine months ended March 31, 2002. With the elimination of all ET segment activities in fiscal 2003, all selling, general, and administrative expenses that relate to corporate support functions for the nine months ended March 31, 2003 were assigned to the C&SI segment.

Stock-Based Compensation Expense

Stock-based compensation expense reflects expenses related to stock option grants for which pre-existing grant terms were modified or for which the exercise price was below fair market value. Stock-based compensation expenses are included in selling, general, and administrative expenses. Stock-based compensation expenses were $937,000 for fiscal 2002, and $884,000 and $158,000 for the nine months ended March 31, 2002 and 2003, respectively. As of March 31, 2003, we had $562,000 of deferred stock-based compensation expense, which will be recognized ratably over the 32-month remaining vesting period of the related stock options.

Depreciation and Amortization

Depreciation and amortization includes depreciation of computers and other equipment, the amortization of software we use internally, the amortization of leasehold improvements, and the amortization of identified intangible assets. These depreciation and amortization expenses are allocated to segments based on the ratio of segment labor expenses to total labor, exclusive of corporate selling, general and administrative labor. The amortization of computer software developed for sale to clients is included in cost of services.

Reimbursement of Expenses Upon Formation of Mantas, Inc.

In December 2000, we formed a wholly owned subsidiary, Mantas LLC, with the expectation that we would transfer our Mantas service offering, consisting of contracts, people, and intellectual property, to Mantas LLC on or about January 1, 2001 and a third party investor would acquire an equity interest in Mantas LLC for cash. To allow the participation of an additional strategic investor, the actual funding and closing was delayed until May 24, 2001. We continued to own, develop and operate the Mantas service offering we had planned to transfer to Mantas LLC until May 24, 2001. We did this with the understanding from the third party investors that, once Mantas LLC was funded, we would be reimbursed by Mantas LLC for the operating costs of the Mantas service offering from January 1, 2001 to closing.

Operations of the Mantas service offering for the period from January 1, 2001 to May 24, 2001 resulted in our incurring approximately $9.9 million of expenses and realizing approximately $3.4 million of revenue, which we included in our operating results as revenue and expenses. On May 24, 2001, Mantas LLC converted from a limited liability company to a corporation and changed its name to Mantas, Inc. On the same day, we transferred the contracts, people, and intellectual property rights of our Mantas service offering to Mantas, Inc. in exchange for a non-controlling interest in Mantas, Inc. Subsequent to May 24, 2001, Mantas, Inc. reimbursed us for the expenses described above and we paid Mantas, Inc. for the revenue described above. This resulted in a net reimbursement to us of approximately $6.5 million which is recorded as a separate line item in our operating results. Since May 24, 2001, we have accounted for our investment in Mantas, Inc. using the equity method of accounting.

Gains and Losses on Equity Method Investments

We use the equity method of accounting for investments in which we do not have a controlling interest but exercise significant influence. Under the equity method, investments are carried at cost and then are adjusted to reflect our portion of increases and decreases in the net assets of the investee. Our investment in Mail2000, Inc. was accounted for under the equity method until it was sold in February 2001. The gains we recognized upon the sale of our minority interest in Mail2000, Inc. and when we subsequently received payments upon the release of funds pursuant to the terms of indemnification escrow agreements established at the time of sale are included in gain on sale of equity method investment. Our investment in Mantas, Inc. has been accounted for under the equity method since its formation in May 2001. We are required to recognize our proportionate interest in Mantas, Inc.’s losses to the extent we have a cost basis in the investment on our balance sheet. We have no cost basis in Mantas, Inc. because we did not previously capitalize our internal investments in the Mantas service offerings. Accordingly, we have not recognized any portion of Mantas, Inc.’s losses through March 31, 2003.

Gain on Sale of Assentor Practice

In October 2002, we sold the assets of our Assentor practice for approximately $5 million. The excess of the sale price over our basis in these assets resulted in a pre-tax gain of $4.7 million. All proceeds as a result of this sale were received in October 2002 upon closing.

Other (Expense) Income

The Internal Revenue Service challenged our use of the cash receipts and disbursements method of accounting for income taxes in 1998 while auditing our fiscal 1996 tax return. Other expense through June 30, 2001 reflects our historical provision for interest due on income taxes as a result of our use of this method.

Through June 30, 2001, we accrued $2.6 million as a reserve toward this contingency for what we then estimated to be our probable interest payments on this liability. In February 2002, we settled this matter with the Internal Revenue Service and recorded other income in fiscal 2002 of approximately $1.8 million, representing the amount by which the reserve exceeded our actual federal and estimated state interest payments of approximately $800,000.

Results of Operations

The following tables set forth some items from our consolidated statements of operations, and these items expressed as a percentage of revenue, for the periods indicated.

	Year ended June 30,			Nine months ended March 31,
	2000	2001	2002	2002	2003
	(in thousands)

Revenue	$312,035	$312,548	$361,197	$259,755	$323,254
Operating costs and expenses:
Cost of services	213,549	221,835	258,863	187,799	227,799
Selling, general, and administrative	77,200	84,985	76,143	55,628	60,540
Depreciation and amortization	7,258	8,045	7,684	5,534	6,420
Reimbursement of expenses upon formation of Mantas, Inc.	—	(6,485)	—	—	—

Total operating costs and expenses	298,007	308,380	342,690	248,961	294,759

Operating income	14,028	4,168	18,507	10,794	28,495
Interest (expense) income, net	(529)	(797)	(101)	(128)	1,095
Gain (loss) on equity method investment	(900)	11,776	373	373	1,031
Gain on sale of Assentor practice	—	—	—	—	4,685
Other (expense) income	(209)	(2,391)	1,775	1,775	—

Income before taxes	12,390	12,756	20,544	12,814	35,306
Provision for income taxes	5,092	5,383	9,277	5,920	14,124

Net income	$7,298	$7,373	$11,277	$6,894	$21,182

	(as a percentage of revenue)

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	68.4	71.0	71.7	72.3	70.5
Selling, general, and administrative	24.7	27.2	21.1	21.4	18.7
Depreciation and amortization	2.4	2.6	2.1	2.1	2.0
Reimbursement of expenses upon formation of Mantas, Inc.	—	(2.1)	—	—	—

Total operating costs and expenses	95.5	98.7	94.9	95.8	91.2

Operating income	4.5	1.3	5.1	4.2	8.8
Interest (expense) income, net	(0.2)	(0.3)	(0.0)	(0.1)	0.3
Gain (loss) on equity method investment	(0.2)	3.8	0.1	0.1	0.3
Gain on sale of Assentor practice	—	—	—	—	1.5
Other (expense) income	(0.1)	(0.7)	0.5	0.7	—

Income before taxes	4.0	4.1	5.7	4.9	10.9
Provision for income taxes	1.7	1.7	2.6	2.2	4.3

Net income	2.3%	2.4%	3.1%	2.7%	6.6%

The following tables set forth revenue, operating costs and expenses and operating income (loss) for each of our reportable business segments, as well as those items expressed as a percentage of the segment’s revenue, for the periods indicated. See note 14 to our financial statements for more information on our reportable business segments.

Consulting & Systems Integration Segment

	Year ended June 30,			Nine months ended March 31,
	2000	2001	2002	2002	2003
	(in thousands)
Revenue	$282,735	$294,892	$356,246	$256,191	$322,177
Operating costs and expenses:
Cost of services	197,915	211,277	255,692	185,341	227,025
Selling, general, and administrative	58,207	60,414	68,518	49,005	60,204
Depreciation and amortization	6,340	6,938	7,371	5,273	6,407

Total operating costs and expenses	262,462	278,629	331,581	239,619	293,636

Operating income	$20,273	$16,263	$24,665	$16,572	$28,541

	(as a percentage of consulting & systems integration revenue)

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	70.0	71.6	71.8	72.3	70.5
Selling, general, and administrative	20.6	20.5	19.2	19.1	18.7
Depreciation and amortization	2.2	2.4	2.1	2.1	2.0

Total operating costs and expenses	92.8	94.5	93.1	93.5	91.1

Operating income	7.2%	5.5%	6.9%	6.5%	8.9%

Emerging Technologies Segment

	Year ended June 30,			Nine months ended March 31,
	2000	2001	2002	2002	2003
	(in thousands)
Revenue	$14,056	$14,168	$4,951	$3,564	$1,077
Operating costs and expenses:
Cost of services	6,228	8,961	3,171	2,458	774
Selling, general, and administrative	9,440	18,951	7,625	6,623	336
Depreciation and amortization	493	949	313	261	13
Reimbursement of expenses upon formation of Mantas, Inc.	—	(6,485)	—	—	—

Total operating costs and expenses	16,161	22,376	11,109	9,342	1,123

Operating loss	$(2,105)	$(8,208)	$(6,158)	$(5,778)	$(46)

Gain (loss) on equity method investment	$(900)	$11,776	$373	$373	$1,031

	(as a percentage of emerging technologies revenue)

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	44.3	63.2	64.1	69.0	71.9
Selling, general, and administrative	67.2	133.8	154.0	185.8	31.2
Depreciation and amortization	3.5	6.7	6.3	7.3	1.2
Reimbursement of expenses upon formation of Mantas, Inc.	—	(45.8)	—	—	—

Total operating costs and expenses	115.0	157.9	224.4	262.1	104.3

Operating loss	(15.0)%	(57.9)%	(124.4)%	(162.1)%	(4.3)%

Gain (loss) on equity method investment	(6.4)%	83.1%	7.5%	10.5%	95.7%

Legal Systems Integration Segment

	Year ended June 30,			Nine months ended March 31,
	2000	2001	2002	2002	2003
	(in thousands)
Revenue	$15,244	$3,488	$—	$—	$—
Operating costs and expenses:
Cost of services	9,406	1,597	—	—	—
Selling, general, and administrative	9,553	5,620	—	—	—
Depreciation and amortization	425	158	—	—	—

Total operating costs and expenses	19,384	7,375	—	—	—

Operating loss	$(4,140)	$(3,887)	$—	$—	$—

	(as a percentage of legal systems integration revenue)

Revenue	100.0%	100.0%	—%	—%	—%
Operating costs and expenses:
Cost of services	61.7	45.8	—	—	—
Selling, general, and administrative	62.7	161.1	—	—	—
Depreciation and amortization	2.8	4.5	—	—	—

Total operating costs and expenses	127.2	211.4	—	—	—

Operating loss	(27.2)%	(111.4)%	—%	—%	—%

Nine Months Ended March 31, 2003 Compared to Nine Months Ended March 31, 2002

Revenue

For the nine months ended March 31, 2003, total revenue increased 24.4% to $323.3 million, from $259.8 million for the nine months ended March 31, 2002. The C&SI segment revenue increased 25.8% to $322.2 million for the nine months ended March 31, 2003, from $256.2 million for the nine months ended March 31, 2002. Revenue growth in this segment resulted primarily from approximately $30 million of revenue from new national security contracts, increased revenue of approximately $20 million related to the January 2002 acquisition of The Marasco Newton Group, Ltd., or MNG, and approximately $9 million of revenue related to the January 2003 acquisition of Adroit Systems, Inc., or Adroit. The ET segment revenue decreased 69.8% to $1.1 million for the nine months ended March 31, 2003, from $3.6 million for the nine months ended March 31, 2002. The revenue decline in this segment was due to reduced billings for professional services provided primarily to Mantas, Inc. and our sale of the Assentor practice in October 2002.

Cost of Services

For the nine months ended March 31, 2003, total cost of services increased 21.3% to $227.8 million, from $187.8 million for the nine months ended March 31, 2002. As a percentage of total revenue, total cost of services decreased to 70.5% for the nine months ended March 31, 2003, from 72.3% for the nine months ended March 31, 2002. The C&SI segment cost of services increased 22.5% to $227.0 million for the nine months ended March 31, 2003, from $185.3 million for the nine months ended March 31, 2002, reflecting additional services provided primarily under new national security contract awards of approximately $20 million and the cost of services attributable to MNG contracts of approximately $14 million and Adroit contracts of approximately $6 million. As a percentage of C&SI revenue, C&SI cost of services decreased to 70.5% for the nine months ended March 31, 2003, from 72.3% for the nine months ended March 31, 2002. This decrease as a percentage of C&SI revenue was attributable primarily to three factors. First, we had a shift to services being provided under more profitable fixed-price contracts, which decreases the ratio of cost of services to revenue. Second, we reduced the level of services provided by subcontractors relative to services being provided by our employees. Work performed by our employees is more profitable than subcontracted work, which decreases the ratio of cost of services to revenue. Third, our 401(k) contribution expense included in cost of services for the earlier period was higher than in the nine months ended March 31, 2003, increasing the ratio of cost of services to revenue for the nine months ended March 31, 2002. The ET segment cost of services declined 68.5% to $774,000 for the nine months ended March 31, 2003, from $2.5 million for the nine months ended March 31, 2002, reflecting reduced billings for professional services provided primarily to Mantas, Inc. and our sale of the Assentor practice in October 2002. As a percentage of ET revenue, ET cost of services increased slightly to 71.9% for the nine months ended March 31, 2003, from 69.0% for the nine months ended March 31, 2002.

Selling, General, and Administrative Expenses

For the nine months ended March 31, 2003, total selling, general, and administrative expenses increased 8.8% to $60.5 million, from $55.6 million for the nine months ended March 31, 2002. As a percentage of total revenue, total selling, general, and administrative expenses decreased to 18.7% for the nine months ended March 31, 2003, from 21.4% for the nine months ended March 31, 2002. Total selling, general, and administrative expenses for the nine months ended March 31, 2003 included stock-based compensation of $158,000 compared to $884,000 for the nine months ended March 31, 2002. The C&SI segment selling, general, and administrative expenses increased 22.9% to $60.2 million for the nine months ended March 31, 2003, from $49.0 million for the nine months ended March 31, 2002. As a percentage of C&SI revenue, C&SI selling, general, and administrative expenses decreased to 18.7% for the nine months ended March 31, 2003, from 19.1% for the nine months ended March 31, 2002. This decrease resulted primarily from leveraging our centralized corporate services functions in connection with the integration of MNG and Adroit. Additionally, we increased our incremental spending on business development and proposal activities while constraining the cost growth of other corporate support functions. The ET segment selling, general, and administrative expenses declined 94.9%

to $336,000 for the nine months ended March 31, 2003, from $6.6 million for the nine months ended March 31, 2002, reflecting the elimination of activities focused on the commercialization of technologies unrelated to our core C&SI client requirements and our sale of the Assentor practice in October 2002.

Depreciation and Amortization

For the nine months ended March 31, 2003, total depreciation and amortization increased by 16.0% to $6.4 million, from $5.5 million for the nine months ended March 31, 2002. As a percentage of total revenue, total depreciation and amortization was 2.0% for the nine months ended March 31, 2003, compared to 2.1% for the nine months ended March 31, 2002.

Interest Income (Expense), net

For the nine months ended March 31, 2003, interest income, net was $1.1 million compared to interest expense, net of $128,000 for the nine months ended March 31, 2002. This improvement reflects reduced borrowings and increased cash and investment balances resulting from the proceeds received as a result of our May 2002 initial public offering and improved cash flows from operating activities.

Gain on Equity Method Investment

The gain on sale of equity method investment reflected in each period represents cash we received when indemnification escrows associated with the February 2001 sale of our interest in Mail2000, Inc. were released.

Gain on Sale of Assentor Practice

In October 2002, we sold the assets of our Assentor practice for approximately $5 million, resulting in a net pre-tax gain of $4.7 million.

Other Income

In February 2002, we settled a matter with the Internal Revenue Service and reversed previously established reserves of approximately $1.8 million.

Income Taxes

For the nine months ended March 31, 2003, our effective income tax rate decreased to 40.0%, from 46.2% for the nine months ended March 31, 2002. This decrease was due primarily to lower nondeductible stock-based compensation expenses for tax purposes in the nine months ended March 31, 2003.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Revenue

For fiscal 2002, total revenue increased 15.6% to $361.2 million, from $312.5 million for fiscal 2001. The C&SI segment revenue increased 20.8% to $356.2 million for fiscal 2002, from $294.9 million for fiscal 2001. Revenue growth in this segment resulted primarily from approximately $20 million of revenue related to the acquisition of MNG in January 2002, approximately $30 million of revenue related to new contract wins, including contracts with the National Guard Bureau, the Office of the Secretary of Defense, and several contracts related to homeland security, and approximately $11 million of revenue related to the expansion of services to the Internal Revenue Service. The ET segment revenue decreased 65.1% to $5.0 million for fiscal 2002, from $14.2 million for fiscal 2001. The $14.2 million of revenue for fiscal 2001 included $8.0 million of revenue attributable to Mantas service offerings. Following the formation of Mantas, Inc. as a separate company in May 2001, we have not consolidated its revenue or expenses. For fiscal 2002, more than 85% of the revenue of the ET segment related to licensing and maintenance of our proprietary software, primarily Assentor. The LSI segment revenue was $3.5 million for fiscal 2001. We did not recognize any LSI revenue for fiscal 2002 because we closed the LSI segment as of December 31, 2000.

Cost of Services

For fiscal 2002, total cost of services increased 16.7% to $258.9 million, from $221.8 million for fiscal 2001. As a percentage of total revenue, total cost of services increased to 71.7% for fiscal 2002, from 71.0% for fiscal 2001. The C&SI segment cost of services increased 21.0% to $255.7 million for fiscal 2002, from $211.3 million for fiscal 2001. Approximately $14 million of this increase was due to services provided under MNG contracts, approximately $22 million was due to new contract wins, and approximately $8 million was due to the expansion of services to the Internal Revenue Service. As a percentage of C&SI revenue, C&SI cost of services increased slightly to 71.8% for fiscal 2002, from 71.6% for fiscal 2001. This increase as a percentage of C&SI revenue is attributable to higher stock-based 401(k) contribution expense, a component of the fringe benefit expenses allocated to direct labor, in fiscal 2002. The ET segment cost of services declined 64.6% to $3.2 million for fiscal 2002, from $9.0 million for fiscal 2001, reflecting the formation of Mantas, Inc. as a separate company. As a percentage of ET revenue, ET cost of services increased slightly to 64.1% for fiscal 2002, from 63.2% for fiscal 2001. The LSI segment cost of services was $1.6 million for fiscal 2001. We did not incur any LSI cost of services for fiscal 2002 because we closed the LSI segment as of December 31, 2000.

Selling, General, and Administrative Expenses

For fiscal 2002, total selling, general, and administrative expenses decreased 10.4% to $76.1 million, from $85.0 million for fiscal 2001. Total selling, general, and administrative expenses for fiscal 2002 included stock-based compensation of $937,000, compared to no stock-based compensation expenses for fiscal 2001. As a percentage of total revenue, total selling, general, and administrative expenses decreased to 21.1% for fiscal 2002, from 27.2% for fiscal 2001. The C&SI segment selling, general, and administrative expenses increased 13.4% to $68.5 million for fiscal 2002, from $60.4 million for fiscal 2001. As a percentage of C&SI revenues, C&SI selling, general, and administrative expenses decreased to 19.2% for fiscal 2002, from 20.5% for fiscal 2001. This decrease as a percentage of C&SI revenue occurred because C&SI management expenses and corporate costs allocated to C&SI both grew at a lower rate than C&SI revenue because of cost control measures taken by management. The ET segment selling, general, and administrative expenses declined 59.8% to $7.6 million for fiscal 2002, from $19.0 million for fiscal 2001, reflecting the formation of Mantas, Inc. as a separate company. As a percentage of ET revenue, ET selling, general, and administrative expenses increased to 154.0% for fiscal 2002, from 133.8% for fiscal 2001. This increase was due to reduced client demand for our ET products and services and the fact we did not reduce our staff proportionately during the period. The LSI segment selling, general, and administrative expenses were $5.6 million for fiscal 2001. We did not incur any LSI selling, general, and administrative expenses for fiscal 2002 because we closed the LSI segment as of December 31, 2000.

Depreciation and Amortization

For fiscal 2002, depreciation and amortization decreased by 4.5% to $7.7 million, from $8.0 million for fiscal 2001, reflecting reduced capital spending.

Interest Expense, net

For fiscal 2002, interest expense, net, decreased to $101,000, from $797,000 for fiscal 2001. This decrease reflects reduced borrowings and increased cash balances resulting from improved operating income and lower days sales outstanding in accounts receivable.

Other (Expense) Income

Other expense was $2.4 million for fiscal 2001, reflecting our provision for probable interest due on income taxes as a result of the Internal Revenue Service challenging our use of the cash method of accounting for income taxes. On February 28, 2002, we settled this matter with the Internal Revenue Service. The interest and other settlement-related expenses were less than the total $2.6 million reserve we had accrued for this issue. As a result, we reversed the excess reserve, recording other income in fiscal 2002 of $1.8 million.

Gain on Equity Method Investment

For fiscal 2002, we recognized a gain of $373,000 when we received cash from the release of an indemnification escrow related to the sale of our minority interest in Mail2000, Inc. In February 2001, we sold our interest in Mail2000, Inc. and recognized a pre-tax gain of $10.9 million for fiscal 2001. During fiscal 2001, we also reversed a $900,000 accrual for probable losses under funding commitments we had previously made to Mail2000, Inc.

Income Taxes

For fiscal 2002, our effective income tax rate increased to 45.1%, from 42.2% for fiscal 2001. This increase was due primarily to nondeductible stock-based compensation expenses for tax purposes in fiscal 2002.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

Revenue

For fiscal 2001, total revenue was largely unchanged at $312.5 million, compared to $312.0 million for fiscal 2000. The C&SI segment revenue increased 4.3% to $294.9 million for fiscal 2001, from $282.7 million for fiscal 2000. Fiscal 2000 C&SI revenue included $36.2 million of non-recurring revenue attributable to our response to client needs related to Year 2000, or Y2K, conversion issues. Excluding the impact of this non-recurring revenue, C&SI revenue would have increased 19.6% to $294.9 million for fiscal 2001, from $246.5 million. This increase in C&SI revenue resulted from the expansion of services to existing key accounts, including the Internal Revenue Service, the Department of the Army, the General Accounting Office, and our work on the National Practitioner Data Bank. The ET segment revenue increased slightly to $14.2 million for fiscal 2001, from $14.1 million for fiscal 2000. The LSI segment revenue declined 77.1% to $3.5 million for fiscal 2001, from $15.2 million in fiscal 2000. This was due to declining LSI sales and the ultimate closing of the LSI segment as of December 31, 2000.

Cost of Services

For fiscal 2001, total cost of services increased 3.9% to $221.8 million, from $213.5 million for fiscal 2000. As a percentage of total revenue, total cost of services increased to 71.0% for fiscal 2001 from 68.4% for fiscal 2000. The C&SI segment cost of services increased 6.8% to $211.3 million for fiscal 2001, from $197.9 million for fiscal 2000. As a percentage of C&SI revenue, C&SI cost of services increased to 71.6% for fiscal 2001, from 70.0% for fiscal 2000. During the first half of fiscal 2001, we encountered an extremely tight labor market for information technology professionals and were not able to hire enough people to meet contract demands. This occurred at the same time that we were transferring a number of people to our ET segment initiatives. As a result, we utilized more subcontractors in order to meet contract obligations, and this increased our cost of services as a percentage of revenue, because subcontract work is not as profitable as work performed by our own employees. The ET segment cost of services increased 43.9% to $9.0 million for fiscal 2001, from $6.2 million for fiscal 2000. As a percentage of ET revenue, ET cost of services increased to 63.2% for fiscal 2001 from 44.3% for fiscal 2000. This increase was due to the scale up of our operations to support our Mantas service offerings to meet client requirements. The LSI segment cost of services declined 83.0% to $1.6 million for fiscal 2001, from $9.4 million for fiscal 2000, reflecting decreasing costs in response to declining LSI sales and the ultimate closing of the LSI business as of December 31, 2000. As a percentage of LSI revenue, LSI cost of services decreased to 45.8% for fiscal 2001, from 61.7% for fiscal 2000.

Selling, General, and Administrative Expenses

For fiscal 2001, total selling, general, and administrative expenses increased 10.1% to $85.0 million, from $77.2 million for fiscal 2000. As a percentage of total revenue, total selling, general, and administrative expenses increased to 27.2% for fiscal 2001, from 24.7% for fiscal 2000. The C&SI segment selling, general, and administrative expenses increased 3.8% to $60.4 million for fiscal 2001, from $58.2 million for fiscal 2000, corresponding to C&SI revenue growth. As a percentage of C&SI revenue, C&SI selling, general, and administrative expenses were 20.5% for fiscal 2001, compared to 20.6% for fiscal 2000. The ET segment selling, general, and administrative expenses increased 100.8% to $19.0 million for fiscal 2001, from $9.4 million for fiscal 2000, reflecting increased costs related to the development and formation of Mantas, Inc. as a separate company. As a percentage of ET revenue, ET selling, general, and administrative expenses increased to 133.8% for fiscal 2001 from 67.2% for fiscal 2000. The LSI segment selling, general, and administrative expenses declined 41.2% to $5.6 million for fiscal 2001, from $9.6 million for fiscal 2000, reflecting the decline in business, offset in part by costs incurred to close the business. As a percentage of LSI revenues, LSI selling, general, and administrative expenses increased to 161.1% for fiscal 2001, from 62.7% for fiscal 2000.

Depreciation and Amortization

For fiscal 2001, depreciation and amortization increased 10.8% to $8.0 million, from $7.3 million for fiscal 2000, reflecting higher amortization of leasehold improvements and the depreciation of more purchased, rather than leased, personal computers.

Reimbursement of Expenses Upon Formation of Mantas, Inc.

Operations of the Mantas service offering for the period from January 1, 2001 to May 24, 2001 resulted in our incurring approximately $9.9 million of expenses and realizing approximately $3.4 million of revenue, which we included in our operating results as revenue and expenses. On May 24, 2001, we transferred the contracts, people and intellectual property rights of our Mantas service offering to Mantas, Inc. in exchange for a non-controlling interest in Mantas, Inc. Subsequent to May 24, 2001, Mantas, Inc. reimbursed us for these costs and we paid Mantas, Inc. for the revenue we earned on Mantas, Inc. contracts. This resulted in a net reimbursement to us of approximately $6.5 million.

Interest Expense, net

For fiscal 2001, interest expense, net, increased to $797,000, from $529,000 for fiscal 2000. This increase reflects increased borrowings that resulted from the declining operations and ultimate closure of our LSI segment as of December 31, 2000 and the funding of Mantas service offerings through May 24, 2001.

Other Expense

For fiscal 2001, other expense increased to $2.4 million, from $209,000 for fiscal 2000. This increase reflected our view that the probable interest due increased as a result of the Internal Revenue Service continuing to challenge our use of the cash receipts and disbursements method of accounting for income taxes.

Gain (Loss) on Equity Method Investment

In February 2001, we sold our interest in Mail2000, Inc. and recognized a pre-tax gain of $10.9 million. We also reversed a $900,000 accrual for probable losses under funding commitments we made to Mail2000, Inc., recorded originally in fiscal 2000.

Income Taxes

For fiscal 2001, our effective tax rate increased to 42.2%, from 41.1% for fiscal 2000. This increase was due to higher term life insurance premiums that went into effect in fiscal 2001 and are not deductible for income tax purposes.

Seasonality

Our operating margin has typically been negatively affected in the quarter ending September 30 by generally lower staff utilization rates. These lower utilization rates are attributable both to summer vacations and to increased proposal activity in connection with the end of the federal government fiscal year. We typically transition a number of professional staff temporarily off of billable engagements to support this increased proposal activity. This seasonality has not been transparent in our consolidated financial results for the periods presented, primarily because its effects have been offset by other factors. However, we expect to continue to experience this seasonality and our future periods may be materially affected by it.

Liquidity and Capital Resources

Our primary liquidity needs have historically been to finance the costs of operations pending the billing and collection of accounts receivable, to acquire capital assets, to invest in research and development, and to repurchase our stock from our employees as part of an internal stock repurchase program we maintained as a privately-held company. We have historically relied on cash flow from operations and borrowings under our credit facility for liquidity. In May 2002, we completed an initial public offering of 5,750,000 shares of class A common stock that resulted in net proceeds to us of approximately $94 million. As a public company focused on growing our core C&SI business, we expect our future liquidity needs will be primarily to finance the costs of operations pending the billing and collection of accounts receivable, to acquire capital assets, and to make selected strategic acquisitions. As a public company, repurchasing stock from employees is no longer a liquidity requirement as we have discontinued our internal stock repurchase program. We expect the combination of cash flows from operations, our cash and cash equivalents and short-term investments, and the available borrowing capacity under our credit facility to meet our normal operating liquidity and capital expenditure requirements for at least the next twelve months. Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. Our ability to borrow funds is generally related to the level of receivables we have due from clients and the amount of cash flow we generate from our operating activities.

Our cash and cash equivalents and short-term investments were $81.1 million as of March 31, 2003, down from $87.1 million as of June 30, 2002. We had no borrowings outstanding under our credit facility as of either March 31, 2003 or June 30, 2002. Accounts receivable represent our largest working capital requirement. We typically bill our clients monthly after services are rendered.

Cash Flow

Net cash provided by operating activities was $37.0 million for the nine months ended March 31, 2003, an increase of $35.3 million from the nine months ended March 31, 2002. This increase in operating cash flow was primarily attributable to higher net income and increased tax benefits of stock option exercises, offset by changes in various working capital accounts and a significant reduction in deferred tax liabilities in the nine months ended March 31, 2002 that resulted when we converted from the cash receipts and disbursements method of accounting for income taxes to the accrual method. Net cash used by investing activities was $44.6 million for the nine months ended March 31, 2003, an increase of $35.3 million from the nine months ended March 31, 2002. This increase in investing cash outflows was primarily due to the acquisition of Adroit, earn-out payments to MNG stockholders, capital expenditures, and the purchase of investments, offset in part by proceeds from the sale of our Assentor practice and the collection of cash from the disbursement of indemnification escrows associated with the sale of our investment in Mail2000, Inc. in February 2001. Net cash provided by financing activities was $91,000 for the nine months ended March 31, 2003, a decrease of $8.0 million from the nine months ended March 31, 2002. This decrease in financing cash inflows was primarily due to borrowings in the nine months ended March 31, 2002 under the revolving line of credit, offset in part by higher payments for purchases of treasury stock and repayment of debt acquired as compared to the nine months ended March 31, 2003.

Net cash provided by operating activities was $9.2 million for fiscal 2002, a decrease of $7.4 million from fiscal 2001. This decrease in operating cash flow was primarily attributable to the payment of deferred taxes and accounts payable, offset by improved operating income and the more rapid collection of accounts receivable. Net cash used by investing activities was $12.3 million for fiscal 2002, compared to $918,000 provided by investing activities for fiscal 2001. This change was primarily due to cash used to acquire The Marasco Newton Group Ltd. in fiscal 2002, compared with cash provided by the sale of our interest in Mail2000, Inc. in fiscal 2001. Additionally, our capital expenditures declined consistent with lower planned leasehold improvements and decreased spending on internal computer system implementation activities. Net cash provided by financing activities was $90.2 million for fiscal 2002, compared to $17.5 million used by financing activities for fiscal 2001. This change was primarily due to the net proceeds received from our sale of approximately 535,000 shares of class A common stock to General Atlantic Partners in April 2002 and our initial public offering of class A common stock in May 2002.

Net cash provided by operating activities was $16.6 million for fiscal 2001, a decrease of $8.0 million from fiscal 2000. This decrease in operating cash flow was primarily attributable to lower operating income in fiscal 2001. Net cash provided by investing activities was $918,000 for fiscal 2001, compared to net cash used in investing activities of $11.9 million for fiscal 2000. This change was due to the sale of our equity interest in Mail2000, Inc. in fiscal 2001. Net cash used by financing activities was $17.5 million for fiscal 2001, an increase of $4.7 million from fiscal 2000. This increase was primarily due to increased treasury stock repurchases, offset partially by lower credit facility repayments.

Credit Facility

We maintain a $60.0 million credit facility that expires on December 31, 2003. The current commitment under this facility is $40.0 million and we have the option, provided no event of default under the agreement exists, of increasing the amount committed in two increments of $10.0 million. We may use this facility for general corporate purposes, including working capital financing, capital purchases, acquisitions, and stock repurchases. The agreement contains customary covenants and requires that specified financial ratios be maintained. The financial ratios include a maximum debt-to-cash-flow ratio of 3.00-to-1.00, a minimum cash-flow-to-fixed-charge-coverage ratio of 1.75-to-1.00, and a maximum debt-to-equity threshold of 0.50-to-1.00. As of March 31, 2003, we were in compliance with all required covenants under our credit facility. The credit facility is unsecured as long as borrowings do not exceed 75% of our receivables borrowing base and our cash-flow-to-fixed-charge-coverage ratio is at least 1.85-to-1.00. As of March 31, 2003, the credit facility was unsecured. We may elect to pay interest at either the prime rate of our bank or our bank’s London interbank offered rate plus a margin, which is determined quarterly based on our debt-to-cash flow ratio. As of March 31, 2003, we had no borrowings outstanding under the credit facility and the full $40.0 million commitment was available for borrowings.

Capital Expenditures

Our capital expenditures were $11.9 million, $10.5 million, and $5.6 million for fiscal 2000, 2001, and 2002, respectively, and $2.6 million and $6.7 million for the nine months ended March 31, 2002 and 2003, respectively. Through fiscal year 2001 we refurbished most of our major facilities and implemented a number of new corporate computer systems. As a result, our actual capital purchases in fiscal 2000 and 2001 are higher than the level of fiscal 2002 and what we expect in fiscal 2003. We currently expect to spend approximately $2 million on capital purchases during the fourth quarter of fiscal 2003 and approximately $12 million for fiscal 2004.

Related Party Transactions

As of June 30, 2002, we had an agreement with Ernst Volgenau, our chief executive officer, requiring us to maintain $80 million of term life insurance policies on his life through 2010, and to use the proceeds of such insurance to repurchase his shares of common stock upon his death. This agreement with Dr. Volgenau was amended in September 2002, to reduce the required coverage from $80 million to $10 million. We are required to pay annual premiums on the remaining $10 million of insurance, which are fixed through 2010, equal to $53,200. Prior to amending this agreement the annual premiums on the $80 million of insurance were $456,800. In fiscal 2002, we agreed with William K. Brehm, our chairman of the board of directors, to terminate a similar agreement with Mr. Brehm and cancel the related life insurance policies prior to June 30, 2002. The annual premium that we paid on Mr. Brehm’s policy was $211,660.

We have maintained an equity interest in Mantas, Inc. since May 24, 2001. As of March 31, 2003, we own approximately eight million shares of Mantas, Inc. class A common stock, representing approximately 29% of the outstanding shares of Mantas, Inc. We have no cost basis in this investment and do not fund, nor is there any obligation or expectation to fund, the on-going operations of Mantas, Inc.

Since May 24, 2001, Mantas, Inc. has utilized services provided by us pursuant to agreements that are cancellable by Mantas, Inc. and us upon short notice. Mantas, Inc. reimburses us for the cost of these services. Mantas, Inc. leases space from us and receives other support services related to its occupancy. Our sublease income and amounts due for other support services provided were $1.6 million from May 24, 2001 through June 30, 2002, and $701,000 for the nine months ended March 31, 2003. We also allow Mantas, Inc. to obtain travel and insurance-related services using our existing relationships with vendors. The total of these services received by Mantas, Inc. was $1.4 million from May 24, 2001 through June 30, 2002, and $1.1 million for the nine months ended March 31, 2003. Additionally, we provide labor services when requested by Mantas, Inc. to support its administrative and client support activities. The total amount of these labor services provided was $875,000 from May 24, 2001 through June 30, 2002, and $259,000 for the nine months ended March 31, 2003. At March 31, 2003, amounts due from Mantas, Inc. for all services utilized were $206,000.

Commitments and Contingencies

Government Contracting

Payments to us on cost-plus-fee contracts are provisional and are subject to adjustment upon audit by the Defense Contract Audit Agency. Audits through June 30, 2001 have been completed. We do not expect audit adjustments that may result from audits for periods after June 30, 2001, to have a material effect on our financial position, results of operations, or cash flows.

Commitments

The following table summarizes our contractual obligations as of March 31, 2003 that require us to make future cash payments:

	Payments due by period
	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Operating lease commitments, net	$123,813	$13,580	$24,498	$21,181	$64,554
Term loan	800	800	—	—	—
Term life insurance	372	53	106	106	107

Total contractual obligations	$124,985	$14,433	$24,604	$21,287	$64,661

In April 2003, we entered into a new 53-month operating lease with a total minimum lease commitment of $10.0 million.

Acquisitions

In January 2002, we acquired, by merger, all of the outstanding stock of The Marasco Newton Group, Ltd., or MNG, a privately-held company providing information technology, management, and environmental policy solutions primarily for federal government agencies. Initial payments of approximately $7.2 million were made to acquire MNG. The results of MNG have been included in our financial statements from the January 4, 2002 date of the acquisition. Approximately $2.2 million of the initial payments were allocated to identified intangibles and approximately $3.0 million to goodwill. In connection with the acquisition, we assumed and subsequently repaid debt of approximately $5.2 million. In December 2002, we made earn-out payments of $8.7 million to the former stockholders of MNG representing all of the previously contingent purchase price. This additional purchase price was assigned to goodwill.

In January 2003, we acquired, by merger, all of the outstanding stock of Adroit Systems, Inc., or Adroit, a privately-held company specializing in national security, particularly providing services in the area of command and control, communications, computers, intelligence, surveillance, and reconnaissance, or C4ISR, to U.S. intelligence and defense organizations. The results of Adroit have been included in our financial statements from the January 31, 2003 date of the acquisition. The net purchase price consisted of initial cash payments to Adroit stockholders of approximately $33.3 million in the aggregate, with another $5.0 million of cash deposited in escrow to secure indemnification obligations of the former stockholders of Adroit. Of the purchase price, $4.6 million was allocated to identified intangible assets and $24.5 million was allocated to goodwill. In connection with the acquisition, we also assumed and subsequently repaid debt of $1.0 million. In addition, Adroit executives used $4.4 million of the net purchase price proceeds to buy an aggregate of 160,905 shares of our class A common stock at a price equal to the average closing stock price on the twenty trading days preceding the closing date.

Quantitative and Qualitative Disclosures About Market Risk

Financial instruments that potentially subject us to credit risk consist primarily of cash equivalents, short- and long-term investments, and accounts receivable.

We believe that concentrations of credit risk with respect to cash equivalents and investments are limited due to the high credit quality of these investments. Our investment policy requires that investments be in direct obligations of the U.S. government, certain U.S. government sponsored entities, investments that are secured by direct or sponsored U.S. government obligations, or municipal obligations rated at least AA by both Moody’s Investor Service and Standard and Poors. Our policy does not allow investment in any equity securities or the obligations of any entity under review for possible downgrade by a major rating service.

Investments in both fixed and floating rate interest earning instruments carry a degree of interest rate risk. Fixed securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates. Investments are made in accordance with an investment policy approved by our Board of Directors. Under this policy, no investment securities may have maturities exceeding two years and the average duration of the portfolio can not exceed nine months.

We believe that concentrations of credit risk with respect to accounts receivable are limited as they are primarily federal government receivables.

As of June 30, 2002 and March 31, 2003, the carrying value of financial instruments approximated fair value.

To the extent borrowings are outstanding under our credit facility, we have some interest rate risk based on the variable interest rate of our revolving credit facility. Average borrowings under our revolving credit facility were not material in fiscal 2002 or the nine months ended March 31, 2003.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. We adopted this new standard as of July 1, 2002, and it had no impact on our financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. We adopted this new standard as of July 1, 2002, and it had no impact on our financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds both SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and the amendment to SFAS No. 4, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” Through this rescission, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. We adopted this new standard as of July 1, 2002, and it had no impact on our financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which became effective January 1, 2003. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that an exit or disposal activity-related cost be recognized when the liability is incurred instead of when an entity commits to an exit plan. We adopted this new standard as of January 1, 2003 and it had no impact on our financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No., or FIN, 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under certain guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no impact on our financial position, results of operations, or cash flows.

In November 2002, the FASB’s Emerging Issues Task Force, or EITF, finalized EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. EITF 00-21 does not apply to deliverables in arrangements to the extent the accounting for such deliverables is within the scope of other existing higher-level authoritative accounting literature. We must adopt the provisions of EITF 00-21 for new contracts entered into on or after July 1, 2003. We do not expect the application of EITF 00-21 to have a material impact on our financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. We do not presently expect to make such a voluntary change. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. These amended disclosure requirements are applicable for financial statements issued for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This interpretation provides guidance for identifying a controlling financial interest established by means other than voting interests. It requires consolidation of variable interest entities by an enterprise that holds such a controlling financial interest (the primary beneficiary). The primary beneficiary of a variable interest entity is defined as the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. All enterprises with a variable interest in variable interest entities created after January 31, 2003, must apply the provisions of FIN 46 to those entities immediately. Enterprises with a variable interest in a variable interest entity created before February 1, 2003, must apply the provisions of FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. We do not have a variable interest in any variable interest entity and therefore do not expect the provisions of FIN 46 to have a material impact on our financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” which clarifies and amends certain definitions and characteristics of derivative instruments contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and other existing pronouncements. We do not expect the adoption of this new standard to have a material impact on our financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. We do not expect the adoption of this new standard to have a material impact on our financial position, results of operations, or cash flows.

BUSINESS

Overview

We are a leading provider of information technology services and solutions to U.S. federal government organizations in three principal markets: national security, health care and public health, and civil government. Our largest market, national security, includes the Department of Defense, the National Guard, the intelligence agencies, and other federal organizations with homeland security missions. We offer a broad range of services that spans the information technology life-cycle: strategic consulting; systems design, development, and integration; and outsourcing and operations management. In addition, to address recurring client needs, we have developed seven business solutions: text and data mining; contingency and disaster response planning; information assurance and critical infrastructure protection; enterprise systems management; enterprise architecture; network operations and management; and environmental strategies and technology. We combine a comprehensive knowledge of our clients’ business processes with the practical application of advanced information technology tools, techniques, and methods to create value-added solutions for our clients.

We have provided information technology services and solutions to federal government clients for nearly 25 years and have longstanding relationships with many of them. We have served clients within the Departments of the Army, Navy, and Air Force, the Joint Chiefs of Staff, the Office of the Secretary of Defense, the Department of the Treasury, and the Federal Emergency Management Agency for over 20 years. We currently serve over 300 government clients on over 700 active engagements. Our business is diversified, with no single engagement accounting for more than 5% of our revenue during any of the last three fiscal years or the nine months ended March 31, 2003. Since our founding in 1978, we have been engaged on over 5,500 projects. For each of the last three fiscal years and the nine months ended March 31, 2003, we have been the prime contractor on engagements representing over 94% of our total revenue.

Our executive team includes the core group of senior executives that has built the company over the past two decades. Our founder, president, and chief executive officer, Ernst Volgenau, our chairman, William K. Brehm, and our executive vice president and chief operating officer, Edward E. Legasey, have been with us in those capacities since our inception. Our 60 officers have an average tenure with our company of approximately 13 years, including any prior service with MNG or Adroit. Our management team is supported by a high quality staff of over 2,500 people at March 31, 2003, of whom approximately 95% are professional staff. Our professional staff is highly educated, with approximately one-third possessing advanced degrees. In addition, approximately 50% of our employees hold federal government security clearances.

From fiscal 1998 to fiscal 2002, we increased our revenue at a compound annual growth rate of approximately 13%. Our revenue for the fiscal year ended June 30, 2002 was $361.2 million, a 15.6% increase over the prior fiscal year. Our revenue for the nine months ended March 31, 2003 was $323.3 million, a 24.4% increase over the nine months ended March 31, 2002. As of March 31, 2003, our backlog was approximately $1.5 billion, of which $260.5 million was funded. As of June 30, 2002, our backlog was $1.0 billion, of which $158.7 million was funded. In January 2002, we acquired The Marasco Newton Group, Ltd., or MNG, our first government services acquisition. In January 2003, we acquired Adroit Systems, Inc., or Adroit, for its expertise in the areas of command and control, communications, computers, intelligence, surveillance, and reconnaissance, or C4ISR. We expect these acquisitions will enable us to sell our services and solutions to MNG’s and Adroit’s existing client base and to jointly pursue potential new opportunities.

Industry Background

The federal government is the largest consumer of information technology services and solutions in the United States. According to INPUT, an independent federal government market research firm, the federal information technology market is expected to grow at an annual rate of 8.5% from $45.4 billion in federal fiscal year 2003 to $68.2 billion in federal fiscal year 2008. We believe that the federal government’s spending on information technology will continue to increase in the next several years, driven by increases in national defense and homeland security programs, increased reliance on information technology outsourcing, demand for greater government efficiency and effectiveness, and the continuing impact of federal procurement reform.

Increased Spending on National Defense and Homeland Security.    The terrorist attacks of September 11, 2001 have intensified the federal government’s commitment to strengthen our country’s military, intelligence, and homeland security capabilities. Even before the attacks, the Bush administration’s June 2001 budget amendment increased the Department of Defense’s preliminary federal fiscal year 2002 budget approximately 11% over federal fiscal year 2001 to $329 billion, which was further increased to $332 billion following the terrorist attacks. Department of Defense appropriations were increased to $376 billion for federal fiscal year 2003 and the administration has requested $390 billion in defense appropriations for federal fiscal year 2004, for an average annual growth rate over the past five years of 7%. The federal fiscal year 2004 homeland security budget proposal totals $41.4 billion, with $23.9 billion allocated for initiatives in the Department of Homeland Security, $6.7 billion allocated to the Department of Defense, and $10.8 billion allocated to other federal agencies.

We believe the focus on national security, homeland security, and intelligence will increase the need for information technology capable of supporting these functions. According to INPUT, federal information security spending will have nearly quadrupled from federal fiscal year 2001 to federal fiscal year 2004, and INPUT expects that spending will continue to grow at a compound annual growth rate of 6.9%, reaching $5.9 billion by federal fiscal year 2008. We also believe intelligence agencies will increase demand for data and text mining solutions to enable them to extract, analyze, and present data gathered from the massive volumes of information available through open sources such as the Internet. This increased focus has also reinforced the need for interoperability among the many disparate information technology systems throughout the federal government. The Department of Homeland Security and the intelligence agencies are increasingly interested in enterprise systems that enable better coordination and communication within and among agencies and departments.

Increased Reliance on Information Technology Outsourcing.    According to INPUT, federal information technology outsourcing expenditures totaled $8.9 billion in 2003 and are expected to increase at a 12.6% compound annual growth rate to $16.1 billion by 2008. Outsourcing of information technology operations is becoming an increasingly attractive alternative for federal agencies that are striving to maintain their core functions with limited technical resources and a shrinking information technology workforce, while at the same time upgrading technology and standardizing and streamlining operations. We expect reductions in the federal information technology workforce to continue due to, among other factors, an increase in the number of retiring government employees. The President’s budget proposal for federal fiscal year 2004 indicates that 40% of all federal workers and 71% of senior executives are eligible to retire by 2005.

Demand for Greater Government Efficiency and Effectiveness.    Budget-constrained federal government agencies are under increasing pressure to cut costs, while at the same time continuing to improve and upgrade their technological capabilities. The President’s Management Agenda makes it clear that the Bush administration is focused on governing with accountability and is looking to more tightly link spending with performance. We believe government chief information officers will increasingly pursue initiatives such as adopting an enterprise architecture and requiring a business justification for program approvals. We believe new services, including web services, will be particularly important as government agencies respond to the necessity for interoperability among the information technology systems throughout the government and the demand for comprehensive electronic services to the public.

Continuing Impact of Federal Procurement Reform.    Over the past several years, federal government agencies have adopted procurement processes that are more similar to typical commercial contract acquisition practices. Changes in the procurement process have streamlined the process of purchasing information technology services by reducing procurement time and acquisition costs. These changes provide increased flexibility and enable government entities to award contracts based on factors other than price alone, such as successful past performance and distinguishing corporate and technical capabilities.

There are currently two widely used contract methods in federal procurement, single award/defined statement of work contracts and indefinite delivery/indefinite quantity contracts:

•	Single award/defined statement of work contracts. Under this contract method, which can take a year or more to complete, an agency solicits, qualifies, and then requests proposals from interested contractors. The agency then evaluates the bids and typically awards the contract to a single contractor for a specified service. Historically, single award/defined statement of work contracts were the most prevalent type of contract award used by federal government clients; however, the use of this type of contract has been declining for the past several years.

•	Indefinite delivery/indefinite quantity contracts. Under this contract method, a federal government agency can form preferred provider relationships with one or more contractors. This category includes agency-specific indefinite delivery/indefinite quantity contracts; government-wide acquisition contracts, or GWACs; and General Services Administration, or GSA, schedule contracts. These umbrella contracts outline the basic terms and conditions under which federal government agencies may order services. Indefinite delivery/indefinite quantity contracts are typically managed by one agency, the sponsoring agency, and may be either for the use of a specific agency or available for use by any agency of the federal government. Indefinite delivery/indefinite quantity contracts available for use by any agency of the federal government are commonly referred to as government-wide acquisition contracts, or GWACs. Contractors within the industry compete to be pre-selected to perform work under an indefinite delivery/indefinite quantity contract. An ordering agency then issues delivery orders for services to be performed under the contract. If the indefinite delivery/indefinite quantity contract has a single prime contractor, only that contractor may be awarded delivery orders. If the contract has multiple prime contractors, the award of the delivery order typically will be competitively determined among the pre-selected contractors.

GSA schedules are listings of services and products, along with their respective prices, offered by federal government contractors. The schedules are maintained by the GSA for use by any federal agency or other authorized entity. In order for a contractor to enter into a contract with the GSA and be listed on a GSA schedule, the contractor must be pre-qualified and selected by the GSA. When an agency selects services under a GSA schedule contract, the user agency, or the GSA on its behalf, will typically conduct a competitive process, limited to qualified GSA schedule contractors.

Due to the lower contract procurement costs, reduced procurement time, and increased flexibility associated with indefinite delivery/indefinite quantity contracts, GWACs and GSA schedule contracts have enjoyed increasing popularity in the last several years.

Market Opportunity.    The federal government’s demand for information technology services has increased, and is expected to continue to increase, as a result of planned increases in spending for national defense and homeland security; increased reliance on outsourced information technology programs; demand for greater government efficiency and effectiveness; and the continuing impact of federal procurement reform. We believe that for information technology providers to win contract awards from the federal government they must possess strong and stable management, highly skilled personnel, demonstrated technological expertise, a deep knowledge of the government’s business processes, a strong record of past performance, and key positioning on many of the increasingly popular multiple award contract vehicles such as GSA schedule contracts, GWACs and other indefinite delivery/indefinite quantity contracts.

Our Approach

We are a high-end information technology services and solutions provider focused on delivering results that create tangible value for our clients. We maintain the comprehensive information technology skills required to support the entire life-cycle of our clients’ systems, from strategic planning to operational support. We employ interdisciplinary teams to staff our engagements, which enables us to deliver services and solutions that combine our comprehensive knowledge of our clients’ business processes with the necessary technical expertise. Depending on client needs, we may integrate commercially available products with existing systems or develop a comprehensive solution that involves designing, integrating, maintaining, and upgrading a custom-built system.

To maximize our ability to deliver consistent results that successfully meet client needs, we have developed a proprietary project management and technical execution methodology, which we call ELITE. We train our project managers and technical leaders using this methodology, which emphasizes using mature, repeatable processes that reduce risk and maximize successful project completion. As a result, our company, including all its business units, has received a capability maturity model, or CMM, level 3 rating under the standards established by the Software Engineering Institute. This rating reflects that we have mature, repeatable processes that we believe help to reduce risk, improve technical delivery, contain costs, and meet demanding schedules. Often the federal government requires a CMM level 3 rating as a qualification to bid on complex software development and systems integration projects.

We believe we are able to execute our approach successfully as a result of five core strengths:

Strong, Stable Management and Highly Skilled Personnel

Our executive team includes the core group of senior executives that has built our company over the past two decades. Our 60 officers have an average tenure with our company of approximately 13 years, including any prior service with MNG or Adroit, providing extensive industry experience and strong continuity of management. Several members of our management team are former senior military officers or government officials who have deep knowledge of the federal government and its information technology needs. Our corporate culture fosters teamwork and excellence, which has contributed to our being named in 2003 by Fortune magazine as one of the “100 Best Companies to Work For in America” for the fourth consecutive year. This in turn has enhanced our ability to recruit and retain highly skilled personnel. Our professional staff is highly educated, with approximately one-third holding advanced degrees.

Knowledge of Government Clients’ Business Processes

We have served clients within the Departments of the Army, Navy, and Air Force, the Joint Chiefs of Staff, the Office of the Secretary of Defense, the Department of the Treasury, and the Federal Emergency Management Agency for over 20 years. As a result of these longstanding relationships, we have developed a deep knowledge of our clients’ business processes, which enables us to design solutions that address their strategic goals and integrate with their existing systems. We have also recruited strategic hires with significant governmental or technical experience who have added to our knowledge of our clients’ business processes and who have extended our expertise into new areas.

Technical Expertise

We invest in research and development in areas such as text mining, data mining and data warehousing, information assurance, and other emerging technologies in order to offer clients the most up-to-date technological solutions. We use our proprietary intellectual property, including our ELITE life-cycle methodology, to provide value-added solutions for our clients.

Proven Record of Past Performance

We have provided information technology services and solutions to the federal government for nearly 25 years and have longstanding relationships with many of our clients. In order to promote high quality results and client satisfaction, we emphasize long-term assignment of required staff and consistently review our project performance. On competitively awarded engagements on which we were the incumbent, we have a renewal rate of at least 95% for each of the last three fiscal years and the nine months ended March 31, 2003. We calculate our contract renewal rate based on the number of engagements that come up for recompetition during the period and the number of those recompetitions that we win.

Key Positioning as a Prime Contractor

We are currently a prime contractor on four of the federal government’s five largest information technology services GWACs: Millennia, Millennia Lite, CIO-SP2i, and ITOP II. The Department of Transportation has announced that ITOP II will become an agency-specific indefinite delivery/indefinite quantity contract. We hold five GSA schedule contracts and we are a prime contractor on more than 20 agency-specific indefinite delivery/indefinite quantity contracts. This broad contract portfolio gives us extensive reach as a preferred provider and enables us to deliver the full range of our services and solutions to any organization in the federal government.

Serving as a prime contractor positions us to achieve better client relationships, to exert more control and influence over quality, to have clearer visibility into future opportunities, and to earn enhanced profit margins.

Growth Strategy

Our objective is to continue to profitably grow our business as a leading provider of information technology services and solutions to a wide variety of federal government organizations. Our growth strategy includes the following:

Leverage Our Longstanding Client Relationships to Cross-Sell Our Full Range of Services

We plan to continue expanding the scope of the services we provide to our existing clients. We are adept at penetrating, cross-selling to, and building-out existing client accounts through our successful performance and comprehensive knowledge of their business, which has led to many long-term contract relationships. We believe our high level of client satisfaction and deep knowledge of our clients’ business processes enhance our ability to cross-sell additional services.

Increase Our Client Base

We believe that the federal government’s increasing reliance on outsourcing and the increased emphasis on national security and homeland security, coupled with the changes in procurement reform, have significantly increased our market opportunity. We have a longstanding heritage of supporting the federal government in the areas of contingency and disaster response planning; information assurance; critical infrastructure protection; and command and control, communications, and intelligence. We intend to leverage this broad experience to expand our client base to include organizations in the federal government for which we have not historically worked. We believe our ability to win new clients is enhanced by our position as a prime contractor on four of the five largest information technology services GWACs. These contracts enable us to sell our services and solutions to virtually any federal government agency. In addition, we intend to continue strategic hiring to expand the breadth of our expertise into new areas of the federal government or new technologies. We have used strategic hires as a cost-effective way to build-out client accounts, to establish new competencies, and to penetrate new markets.

Focus Our Applied Research and Development Investments to Enhance Our Core Business

We intend to continue to invest in applied research and development initiatives to enhance our competitive position within our core C&SI business. For example, we have recently employed proprietary intellectual property developed through these initiatives in engagements relating to multimedia data fusion used for preparing daily intelligence briefings for senior government executives, text extraction for multiple languages, aircraft incident discovery and correlation, bioterrorism detection, and gene expression analysis.

Pursue Strategic Acquisitions

We plan to continue to pursue strategic acquisitions to complement internal growth and to position ourselves to capitalize on anticipated high growth areas. For example, we acquired MNG in January 2002 and Adroit in January 2003. Our acquisition strategy is focused on firms that will enable us to cost-effectively add new clients, specific agency knowledge, or technical expertise. We intend to continue to selectively acquire high quality companies that accelerate our access to existing or new markets that we believe have strong growth dynamics.

Our Services and Business Solutions

Our Services

We offer a broad range of information technology services that spans the information technology life-cycle, including: strategic consulting; systems design, development, and integration; and outsourcing and operations management.

Strategic Consulting.    We help our clients formulate business and execution plans to address their information technology needs. We also identify and implement changes that will significantly improve their performance, cost effectiveness, and quality of service. We assess current operations, develop strategies and plans for improvement, and design enterprise architectures that enable our clients to capitalize on investments in legacy systems while enabling them to transition to modern technology environments. As part of this process, we perform economic analyses to compare the projected cost of proposed technologies to the anticipated operational benefit. We use interdisciplinary teams that understand both the business problem and the potentially applicable technology solutions to help our clients avoid costly consulting advice that they cannot practically implement. Our strategic consulting engagements often lead to additional work.

Systems Design, Development, and Integration.    We provide a full range of systems design, development, and integration services to our clients, including project management, systems engineering, security engineering, network design, software development, enterprise application integration, database and data warehouse design and development, test and evaluation, configuration management, training, and implementation support. We develop system concepts, define requirements, design architectures, and integrate complex mission-critical systems. Depending upon client requirements, we design custom-built systems as well as integrate a variety of commercially available software applications. The advanced technology applications that we develop for our clients can be integrated with their legacy systems, enabling our clients to benefit from their prior investments. We specialize in high performance system architectures, intuitive graphical and multimedia user interfaces, and the application of web services and other Internet technologies to large, distributed systems.

Outsourcing and Operations Management.    We provide a wide range of outsourcing solutions to help our government clients increase their operating efficiency and respond to a declining federal government information technology labor force. Depending on our clients’ needs, we manage their technical infrastructures, operate and manage their networks, and even manage and operate their entire business processes. Our client engagements in this area are typically long-term and we focus on improving performance and reducing the cost of operation by making capital-for-labor substitutions, and by using sophisticated tools to reduce the need for expensive human support. We also support our clients with operations management services, sometimes referred to as co-sourcing, if they are not yet ready to completely outsource functions. In these engagements, we work side-by-side with our clients. Some of these engagements lead to completely outsourced operations.

Our Business Solutions

We have developed seven business solutions that focus on specific business requirements that are common to many of our clients. These business solutions apply to clients within each of our target markets. Our core business solutions include data and text mining applications, contingency and disaster response planning, information assurance and critical infrastructure protection, enterprise systems management, enterprise architecture, network operations and management, and environmental strategies and technology. These business solutions consist of repeatable tools, techniques, and methods that reflect the specific competencies we have gained from significant experience in these areas. Our current business solutions are enhanced through our focus on applied research and development in the areas of natural language processing and information security.

Text and Data Mining.    We offer clients a variety of software applications to help solve the general problem of information overload and to find valuable information that is hidden in vast amounts of data, whether it is structured information in databases or unstructured textual information such as e-mail. Our clients in this area have included intelligence agencies, Wall Street firms, stock exchanges, and large on-line publishers, such as LexisNexis, a division of Reed Elsevier Inc. We have developed text mining software applications for analyzing unstructured text, such as newspapers, e-mail, web pages, and reports, and we have extensive specialized expertise in natural language processing. For over a decade, we have created and deployed software applications to automatically analyze text in English and in foreign languages, such as Arabic, Chinese, and Spanish.

In addition to our text mining solutions, we offer data mining and data warehousing solutions that enable our clients to sort through growing collections of data. We collect, extract, transform, and store data from a variety of structured sources including text, spreadsheets, databases, data marts, and data warehouses. Our solutions store data in an analytical data warehouse, apply patterns to the data to find pre-defined conditions, and support end-user access to this business intelligence. In addition, we apply advanced data mining tools and techniques to discover hidden patterns of potential value. We support clients in a wide variety of applications on projects that range from research to applications development to analytical services. For example, we have developed a fraud detection system for the Internal Revenue Service that employs advanced data mining techniques to build models that are applied to electronic and paper tax returns to identify potential patterns of fraud at significantly higher levels of efficiency than previous methods. At the Centers for Medicare and Medicaid Services we apply data mining techniques to analyze Medicare claims to detect known schemes of fraudulent activity and to discover new patterns of activity that may be indicative of fraud, waste, or abuse. In addition to fraud detection, we employ data mining and warehousing techniques to critical federal government activities including helping the Federal Aviation Administration track aging aircraft in the commercial fleet through a central data warehouse and using analytical tools to discover problems and trends.

Contingency and Disaster Response Planning.    For nearly two decades, we have helped clients prepare for, respond to, and recover from natural and technological disasters. We provide a full spectrum of solutions including planning, training, simulated exercises, and automated support systems to help our clients prepare for events that could adversely affect their operations. We work closely with our clients to assess site-specific threats, determine essential functions that cannot be interrupted, and define the activities needed to sustain them. We also design and implement programs to train client personnel for their emergency activities and design and conduct periodic exercises to validate plans, procedures, responsibilities and resources, as well as to reinforce training. For example, we developed continuity-of-operations plans for major Department of Defense organizations, including clients within the Departments of the Army, Navy, and Air Force; the Defense Information Systems Agency; and the Office of the Secretary of Defense; and civilian agencies such as the U.S. Forest Service. From a disaster response perspective, we have also assisted the Coast Guard by supporting the spills-of-national-significance program, the Environmental Protection Agency in its response to the shuttle Columbia disaster, and the Federal Emergency Management Agency in its evaluation of its response to a typhoon in Guam.

Information Assurance and Critical Infrastructure Protection.    We provide a comprehensive information assurance, or IA, program to help ensure the security of enterprise systems and the valuable information contained in their systems. Our services include security engineering, vulnerability analysis, systems certification and accreditation, regulatory compliance, penetration testing, intrusion detection and response systems, backup and recovery planning, and security awareness training.

We support the Department of the Interior by performing IA assessments of classified and mission-critical systems, conducting security awareness training, developing and implementing a computer security incident response capability, and performing information security program risk and gap analysis. We help the Department of Labor, or DOL, to develop security policy, as well as programs and systems security plans, conduct risk assessments and penetration testing for DOL systems, and lead self-assessments for the DOL using the CIO Council’s Federal Enterprise Architecture Framework. We also provide IA services to the Department of Justice, the General Services Administration, and the Environmental Protection Agency.

Enterprise Systems Management.    We help clients reduce the cost and complexity of managing distributed computer environments across geographically dispersed locations. We use a full life cycle methodology featuring mature, repeatable processes that are flexible and scalable to meet specific client needs. For example, we led the Internal Revenue Service’s agency-wide implementation of IBM’s Tivoli enterprise systems management solution and now assist the Internal Revenue Service in its support of more than 110,000 users. This is one of the largest federal government Tivoli implementations ever undertaken. Our services have included requirements definition, design and architecture development, systems and network management, workflow and configuration management, performance measurement and call center support. Other enterprise systems management clients include the U.S. Army, the Department of Defense’s Missile Defense Agency, and the U.S. Forest Service. We have experience with industry-leading commercial enterprise systems management software tools, including IBM’s Tivoli products, Computer Associates’ Unicenter products, BMC’s Remedy products, and Hewlett-Packard’s Open View products.

Enterprise Architecture.    As organizations grow, their legacy computer systems and disparate networks often preclude essential sharing and reuse of data and create security challenges. An enterprise architecture, or EA, is a blueprint to streamline and standardize an organization’s business processes and computer systems with common hardware and software and to ensure that its components are able to cooperate and more easily share and reuse data. The need for interoperability among the many business and technology systems throughout the federal government has been reinforced by the increased focus on national security. We believe all departments and agencies, including the Department of Homeland Security and the intelligence agencies, have a heightened need for enterprise systems that enable better coordination and communication.

We apply EA to help our clients cost-effectively optimize their business programs, information systems, and technologies. We assess existing business systems, related information flows, and the technologies that handle them to allow our clients to capitalize on their investments, while providing a framework that will enable them to plan and manage a transition to their target environment. For example, we are providing EA support for the Internal Revenue Service and the U.S. General Accounting Office as part of the modernization of their information technology infrastructures. In fiscal 2003, we were awarded a General Services Administration Federal Systems Integration and Management Center contract that includes designing an EA that will provide the framework for the enhancement of management and support systems within the Department of Defense Missile Defense Agency.

Network Operations and Management.    The reliable, secure operation of enterprise networks is a necessity for organizations to obtain the greatest value from their knowledge and information assets. We help clients to improve productivity and decrease costs by applying innovative network engineering solutions designed to ensure their ability to transfer information quickly and efficiently and to meet their current and future information needs. We also provide network management and operations support to maintain, manage, and improve our clients’ network infrastructures. We have extensive experience in selecting, integrating, and maintaining commercial off-the-shelf products and developing custom solutions to meet the specific needs of our clients.

Our services include network design and migration; systems and database administration; proactive monitoring for network performance and availability; enterprise backup and recovery; and video and data network consolidation. For example, we provide a broad range of enterprise-wide network engineering to support the U.S. General Accounting Office’s information technology infrastructure. We also provide network engineering and operations services for an advanced Network Operations Center for the National Guard Bureau and for its GuardNet XXI telecommunications network. Other clients for whom we provide these services include Puget Sound Naval Shipyard and the National Institutes of Health.

Environmental Strategies and Technology.    Our MNG Center for Environmental Strategies and Technology provides environmental strategies and solutions including management consulting and analytical services, policy analysis, alternative dispute resolution services, and information technology solutions. For the Environmental Protection Agency and other federal agencies with environmental missions, we assist with the long-term stewardship of land and the environment, ranging from site assessment to establishing reuse options. For state and local governments, we work on program initiatives that promote economic and community redevelopment, voluntary cleanups, and other redevelopment initiatives. We also provide environmental compliance services for industry to assist in complying with federal or state regulations.

Target Markets

We deliver our information technology services and business solutions to federal government clients within three target markets:

•	national security, which consists of two components:

•	command and control, communications, computers, intelligence, surveillance, and reconnaissance, or C4ISR, and

•	information systems for the Department of Defense;

•	health care and public health; and

•	civil government.

We have also licensed software and provided information technology services to a few commercial clients.

The following is a summary of our business in each of our markets:

	Total revenue		Number of active engagements as of March 31, 2003	Contract backlog as of March 31, 2003
Market	Fiscal year ended June 30, 2002	Nine months ended March 31, 2003
	(in millions)			(in millions)
National security	$179.6	$177.3	339	$852.7
Health care and public health	70.0	56.3	90	328.5
Civil government	98.2	84.4	292	296.8
Commercial	13.4	5.3	*	*

Total	$361.2	$323.3	721	$1,478.0

*	Not meaningful for the commercial market.

National Security

We view the national security market as consisting of two distinct components: C4ISR and defense information systems.

Command and Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance. National security organizations, including all branches of the military, must maintain positive command and control of their forces and resources. This requires secure, redundant, and survivable communications and the integrated information systems and facilities, or command centers, necessary to monitor status, assess alternatives, and execute plans. We are one of the leading information technology service providers in the development and integration of command and control systems and decision support systems for the Department of Defense. To strengthen our position in this rapidly growing area, we acquired Adroit Systems, Inc., or Adroit, on January 31, 2003. Based in Alexandria, Virginia, Adroit specializes in surveillance and reconnaissance and derives most of its revenue from contracts with the Department of Defense and intelligence agencies. Adroit provides us with greater access into a number of new areas, including requirements analysis, architectural engineering, system integration, and program management of mission critical initiatives related to unmanned aerial vehicles, special operations, intelligence, and homeland security. These new areas complement the work we already perform for our clients, such as the design, engineering, and implementation of national security command centers for the National Military Command Center, National Military Joint Intelligence Center, Army Operations Center, Air Force Operations Group, and the Navy Command Center. We also help military and other government departments and agencies with homeland security missions to strengthen defenses against emerging unconventional threats to the United States, such as terrorist acts, weapons of mass destruction, assaults on critical infrastructures, and cyber-based attacks. We apply advanced technology to support clients within the intelligence community with solutions in foreign language text understanding, information extraction, data mining and data warehousing, natural language processing, network engineering, and information assurance.

The following two examples are representative of our C4ISR programs. In these descriptions, as well as those that appear later in this section, the revenue indicated reflects aggregate revenue we have recognized from inception of the engagement, or directly related predecessor engagements, through March 31, 2003. The indicated period of performance reflects our current expectations about completion of the engagement, including the assumption that all option periods are exercised, if applicable.

Pentagon Renovation, Command Center, and Network Engineering

Revenue through 3/31/03	Period of performance	SRA role

$39.3 million	July 1996 – March 2004	Prime

Requirement:    Upgrade the information and telecommunications systems infrastructure of the Pentagon, including development of new command centers and integration of command and control information systems.

Solution:    The Department of Defense hired us as the lead contractor for one of its premier advanced telecommunications engineering design and integration programs. The Department of Defense is currently implementing a more than $1 billion renovation of the Pentagon, including replacement of all telecommunications and command centers. Our work includes requirements analysis, engineering, installation and testing of unclassified, secret, top secret and other secure high-speed networks; integration of 120 critical C4ISR applications; and engineering and integration of the command centers in the Pentagon.

Airborne Reconnaissance Ground Station Support

Revenue through 3/31/03	Period of performance	SRA role

$1.3 million(1)	July 2000 – December 2007	Prime/Sub

Requirement:     Integrate ground stations and airborne collection platforms into the Department of Defense’s joint ground station architecture, referred to as the Distributed Common Ground System, or DCGS. This system allows various airborne data collection platforms, including unmanned aerial vehicles, or UAVs, to forward time-critical images to various strike platforms, day or night.

Solution:    Our Adroit C4ISR Center is performing a leadership role in integrating the Department of Defense ground stations to ensure they are compliant with the DCGS architecture. In the near-term, the Department of Defense plans to procure more UAVs to help fill a gap in the United States’ data collection capabilities worldwide. As a result of increased procurements, we will have the opportunity to integrate new and more airborne platforms into the DCGS architecture.

(1)    Reflects revenue we have recognized since our acquisition of Adroit on January 31, 2003.

Defense Information Systems.    We have provided information technology support to clients within the Department of Defense for more than 20 years. We currently support Department of Defense organizations including the Office of the Secretary of Defense, the defense agencies, the Joint Chiefs of Staff organizations, the three military departments, the four military services, the National Guard, and the command structure. Our engagements in this area typically involve the design, development, integration, and implementation of large, complex information systems. We are recognized for our functional expertise in the areas of logistics, transportation, acquisition, personnel, finance, and installation management.

The following two examples are representative of our defense information systems programs:

Puget Sound Naval Shipyard Network and Software Engineering

Revenue through 3/31/03	Period of performance	SRA role

$56.0 million	October 1996 – January 2010	Prime

Requirement:    The Navy sought assistance to provide technical support services in meeting its telecommunications and software engineering requirements at the Puget Sound Naval Shipyard, or PSNS. The PSNS is one of the world’s largest nuclear shipyards, supporting approximately 8,500 engineering and industrial personnel engaged in mission-critical fleet activities.

Solution:    We have provided enterprise-wide, comprehensive information technology services to the PSNS since 1996. Services include network engineering and operations, database engineering, software engineering, systems security, systems administration, and project management. On behalf of PSNS, we support over 6,600 users and provide long-term operations support to over 1,000 applications and more than 100 major production and training databases. As of March 31, 2003, we managed more than 60 staff, including the personnel of several subcontractors.

National Guard Bureau Network Engineering and Management

Revenue through 3/31/03	Period of performance	SRA role

$27.6 million	September 2001–September 2009	Prime

Requirement:    Manage and operate the Army National Guard Network, or GuardNet XXI. This network is a complex telecommunications network that delivers data and video services to over 30,000 users in 54 states and territories. The network consolidates video and data communications functions to support readiness, mobilizations, command and control, and computer emergency response, in addition to the various missions assigned to the National Guard. In addition, a single integrator is required to provide enterprise-wide technology services for the National Guard Bureau Chief Information Officer.

Solution:    We operate an advanced Network Operations Center, or NOC, where we provide comprehensive network support services twenty-four hours a day, seven days a week. Other services in support of the NOC include: enterprise architecture planning and design; systems integration; database management; and support to the National Guard’s portion of the Defense Message System. We operate a video operations center and a computer emergency response team. We also deliver infrastructure and program management support for implementation of firewalls to provide enhanced security for GuardNet XXI’s wide-area network infrastructure.

Separately, we provide a broad range of advanced information technology services and solutions to the National Guard Bureau Chief Information Officer and Reserve Component. Our services include project management, information assurance, systems engineering and integration, software and database development, integration of commercial off-the-shelf products, operations and maintenance, customer relationship management, other user services, and analysis and implementation of emerging technologies.

Health Care and Public Health

Our health care and public health clients throughout the federal government include both military and civil organizations, such as the Military Health Services System, the Food and Drug Administration, and the Department of Health and Human Services, which includes the Health Resources and Services Administration, the Centers for Disease Control and Prevention, the National Institutes of Health, the Food and Drug Administration, and the Centers for Medicare & Medicaid Services. We combine knowledge of health care issues with expertise in all aspects of information technology to aid in projects such as business process outsourcing, bioinformatics, knowledge discovery, data mining and data warehousing, and health care facility planning.

The following two examples are representative of our health care and public health programs:

National Practitioner Data Bank for the Department of Health and Human Services

Revenue through 3/31/03	Period of performance	SRA role

$76.7 million	July 1994 – June 2007	Prime

Requirement:     Reengineer existing paper and mainframe based systems for the National Practitioner Data Bank, or NPDB, and develop the Healthcare Integrity and Protection Data Bank, or HIPDB. Operate and enhance these data banks for the Department of Health and Human Services. The NPDB collects and discloses certain information related to the professional competence and conduct of physicians, dentists, and other health care practioners. The HIPDB is a national health care fraud and abuse data collection system for reporting final adverse actions taken against health care providers, suppliers, or practitioners.

Solution:    We designed, developed, and engineered, and continue to operate and maintain, the large nationwide web-based systems and high-profile databases of the NPDB and HIPDB under a total outsourcing arrangement. We process over 4 million transactions each year for more than 15,000 registered entities nationwide. The NPDB contains over 320,000 reports on more than 200,000 medical practitioners. The HIPDB contains over 140,000 reports on more than 50,000 medical practioners, providers, and suppliers. Under this performance-based, fixed-price contract, our responsibilities include, ongoing system development and enchancement, system operation, software maintenance, user support, payment collection, and dispute resolution. The NPDB and the HIPDB are examples of high volume federal e-government applications.

The National Institutes of Health

Revenue through 3/31/03	Period of performance	SRA role

$102.4 million	December 1996 – December 2010	Prime

Requirement: Provide comprehensive information technology solutions in support of the National Institutes of Health, or NIH.

Solution:     Representative work for NIH includes strategic consulting, wireless applications, network engineering, software development, network operations, and tasking in a variety of life science areas such as genomics and proteomics. We have also developed bioinformatics tools to help the NIH manage and analyze the vast amount of genetic data made available by breakthroughs in these areas. Our support to the NIH encompasses over 26 active engagements and the management of a staff of more than 180, including the personnel of several subcontractors, as of March 31, 2003.

Civil Government

Our civil government clients include organizations within the Departments of Treasury, Transportation, State, Labor, Commerce, Agriculture, and Veterans Affairs; the Environmental Protection Agency; the National Archives and Records Administration; the Small Business Administration; the Administrative Office of the U.S. Courts; the General Accounting Office; and the Pension Benefit Guaranty Corporation. We serve as a strategic advisor and solutions provider to our clients, helping them to better achieve their missions through gains in productivity, streamlined operations, and enhanced service to citizens.

The following two examples are representative of our civil government programs:

Network Outsourcing for the General Accounting Office

Revenue through 3/31/03	Period of performance	SRA role

$52.7 million	July 1998 – July 2009	Prime

Requirement:     Transform the unstable network of the U.S. General Accounting Office, or GAO, into a high-availability information technology infrastructure that serves more than 3,800 users at its headquarters and 11 field offices nationwide.

Solution:     We provide a broad range of onsite, enterprise-wide network engineering and other services to support the GAO’s information technology infrastructure. Our work includes maintaining the local area and wide area network operation and interfaces, as well as Internet and intranet capabilities. The GAO expanded our work to include security engineering, maintenance, software engineering, Web applications, enterprise architecture, business process reengineering, and change management. With our help, GAO improved its total cost of ownership and client satisfaction.

Treasury Information Processing Support Services (IRS TIPSS & TIPSS-2)

Revenue through 3/31/03	Period of performance	SRA role

$151.0 million	July 1996 – May 2004	Prime

Requirement:     Provide large-scale program management, engineering, and information technology services to the Internal Revenue Service in support of their day-to-day operations and tax system modernization.

Solution:     As of March 31, 2003, we managed a staff of approximately 150 people, including subcontractor personnel, performing 14 different engagements including engineering, operation, and management support of the Internal Revenue Service’s enterprise network using the Tivoli enterprise systems management software. This network supports over 110,000 users, over 750 Cisco routers, approximately 30 ATM switches, and approximately 800 locations. We assisted in the redesign of the existing T1 and ATM networks and support call routing when taxpayers call the Internal Revenue Service seeking assistance. Another major, long-term engagement for the Internal Revenue Service is our work implementing and now operating its Computer Security Incident Response Center. We have documented the as-built architecture, an important element of the overall modernization program. We also provide strategic consulting, process reengineering, enterprise architecture, and tax fraud discovery using data mining techniques.

Existing Contract Profile

Contract Types.    As of March 31, 2003, we had over 700 active contract engagements, each employing one of three types of price structures: cost-plus-fee, time-and-materials, and fixed-price.

Cost-plus-fee contracts.    Cost-plus-fee contracts provide for reimbursement of allowable costs and the payment of a fee, which is our profit. Cost-plus-fixed-fee contracts specify the contract fee in dollars. Cost-plus-award-fee contracts typically provide for a base fee amount, plus an award fee that varies, within specified limits, based upon the client’s assessment of our performance as compared to contractual targets for factors such as cost, quality, schedule, and performance. The majority of our cost-plus-fee contracts are cost-plus-fixed-fee.

Time-and-materials contracts.    Under a time-and-materials contract, we are paid a fixed hourly rate for each direct labor hour expended and we are reimbursed for allowable material costs and out-of-pocket expenses. To the extent our actual direct labor costs vary in relation to the fixed hourly billing rates provided in the contract, we will generate more or less profit.

Fixed-price contracts.    Under a fixed-price contract, we agree to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we will generate more or less than the anticipated amount of profit or could incur a loss. Some fixed-price contracts have a performance-based component, pursuant to which we can earn incentive payments or incur financial penalties based on our performance. We generally do not undertake complex, high-risk work under fixed-price terms.

Our historical contract mix, measured as a percentage of total revenue for the periods indicated, is summarized in the table below.

	Fiscal year ended June 30,			Nine months ended March 31,
	2000	2001	2002	2002	2003
Cost-plus-fee	54%	62%	52%	54%	42%
Time-and-materials	29	23	31	30	38
Fixed-price	17	15	17	16	20

Government Wide Acquisition Contracts and GSA Schedule Contracts.    We are a leading supplier of information technology services and solutions to federal government clients under GWACs and are currently a prime contractor on four of the five largest information technology services GWACs, measured by the aggregate dollar amount of delivery order awards as of March 31, 2003. We also hold five GSA schedule contracts: Schedule 70, MOBIS, Environmental Advisory Services, Professional Engineering Services, and Unmanned Aerial Vehicle Systems and Related Services. GWACs and GSA schedule contracts are becoming increasingly popular contract award methods, offering more flexible, cost-effective, and rapid procurement processes.

The following table sets forth our primary GSA schedule contracts and the GWAC contracts on which we currently act as a prime contractor. The period of performance indicated below includes all option years.

Contract name	Host agency	Period of performance	Contract ceiling value
			(in billions)
CIO-SP2i	NIH	December 2000–December 2010	$20.0
ITOP II (ISE, SOM)	DOT	January 1999–January 2006	10.0
Millennia	GSA FEDSIM	April 1999–April 2009	25.0
Millennia Lite	GSA FTS	June 2000–June 2010	20.0
GSA Schedule 70	GSA FSS	May 1997–May 2007	No ceiling
GSA MOBIS	GSA FSS	June 1998–September 2007	No ceiling
GSA EAS	GSA FSS	September 1999–August 2004	No ceiling
GSA PES	GSA FSS	October 2000–September 2005	No ceiling
GSA UAV	GSA FSS	June 2001–May 2006	No ceiling

Revenue under our GWAC and GSA schedule contracts accounted for 46% of our total federal government revenue in fiscal 2000, 49% in fiscal 2001, 56% in fiscal 2002, and 63% for the nine months ended March 31, 2003.

Largest Engagements

Our ten largest current client engagements are listed below, ranked by total contract value as of March 31, 2003. Contract value represents revenue recognized since contract inception through March 31, 2003 and total contract backlog as of that date. We are a prime contractor on each of these programs.

Engagement	Contract value as of March 31, 2003	Revenue through March 31, 2003	Contract backlog as of March 31, 2003	Period of performance	Contract vehicle
	(in millions)	(in millions)	(in millions)
Advanced Information Technology Services (AITS)	$115.5	$0.2	$115.3	3/03-9/07	ITOP II

General Accounting Office	105.4	1.7	103.7	2/03-2/09	Millennia

U.S. Army Combat Support Services Automation Management Office	95.4	27.5	67.9	7/00-7/08	Millennia

National Institutes of Health NINDS	83.6	4.2	79.4	8/01-8/11	CIO-SP2i

Department of Health and Human Services National Practitioner Data Bank (NPDB, HIPDB)	78.1	20.1	58.0	5/01-6/07	ITOP II

National Institutes of Health DNST	68.0	6.0	62.0	12/01-12/11	CIO-SP2i

Army National Guard GuardNet XXI	64.7	16.5	48.2	9/01-9/09	GSA Schedule 70

U.S. Navy Puget Sound Naval Shipyard	47.3	15.2	32.1	11/00-11/10	Millennia

U.S. Air Force AC2SRC	40.6	5.4	35.2	12/00-12/10	Millennia Lite

National Guard Network Operations Center	36.5	4.5	32.0	5/02-9/09	GSA Schedule 70

Backlog

As of March 31, 2003, our backlog was approximately $1.5 billion, of which $260.5 million was funded. As of June 30, 2002, our backlog was approximately $1.0 billion, of which $158.7 million was funded. We define backlog to include funded and unfunded orders for services under existing signed contracts, assuming the exercise of all priced options relating to those contracts. We currently expect to recognize revenue during the last quarter of fiscal 2003 from approximately 7% of our total backlog as of March 31, 2003. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring at the end of calendar year 2011.

We define funded backlog to be the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing authority, less the amount of revenue we have previously recognized.

We define unfunded backlog as the total value of signed contracts, less funding to date. Unfunded backlog includes all contract options that have been priced but not yet funded. Unfunded backlog does not take contract ceiling value into consideration, nor does it include any estimate of future potential delivery orders that might be awarded under indefinite delivery/indefinite quantity, GWAC or GSA schedule multiple award contract vehicles.

We cannot assure you that we will recognize any revenue from our backlog. The federal government has the prerogative to cancel any contract or delivery order at any time. Most of our contracts and delivery orders have cancellation terms that would permit us to recover all or a portion of our incurred costs and potential fees in such cases. Backlog varies considerably from time to time as current contracts or delivery orders are executed and new contracts or delivery orders under existing contracts are won.

Subcontractors

When we act as a prime contractor, as we typically do, we derive revenue either through our own work or through the efforts of our subcontractors. As part of the contract bidding process, we may enter into teaming agreements with subcontractors to enhance our ability to bid on large, complex engagements or to more completely address a particular client’s requirements. Teaming agreements and subcontracting relationships are useful because they permit us as a prime contractor to compete more effectively on a wider range of projects. In addition, we may engage a subcontractor to perform a discrete task on a project or a subcontractor may approach us because of our position as a prime contractor. When we are a prime contractor on an engagement, we are ultimately responsible for the overall engagement as well as the performance of our subcontractors. Revenue derived from work performed by subcontractors represented approximately 35% of our revenue for each of the last three fiscal years and 31% of our revenue for the nine months ended March 31, 2003. No single subcontractor accounted for more than 3% of our revenue during any of the last three fiscal years or the nine months ended March 31, 2003.

Applied Research and Development and Intellectual Property

We have historically undertaken applied research and development initiatives to enhance our competitive position. We believe that the development of intellectual property is a factor in our success. We employ technologies that we have developed in engagements relating to text mining, data mining, gene expression analysis, intrusion detection, and multimedia data fusion.

We perform research and development efforts largely in the area of natural language processing, applied text mining, data mining, information security, and other emerging technologies. We also leverage our intellectual property by integrating it into component technologies and vertical applications. We have recognized software licensing revenue from several applications that we have developed.

Some of our research and development investments have led to the formation of separate companies, including Mail2000, Inc., which provides software-based services to expedite the delivery of large volumes of mail, and Mantas, Inc., which provides services to the financial services industry to address anti-money laundering and other efforts. In February 2001, we sold our minority interest in Mail2000, recognizing a pre-tax gain of $11.8 million, including the reversal of the $900,000 accrual for probable losses under funding commitments we made to Mail2000, Inc. In May 2001, Mantas, which was previously one of our service offerings, was contributed to a separate company, Mantas, Inc., which we formed with funding and other contributions received from Safeguard Scientifics and the National Association of Securities Dealers. We have retained a non-controlling equity interest in Mantas, Inc. In October 2002, we sold the assets of our Assentor practice for approximately $5 million. We had developed Assentor as a solution for financial services firms to screen and archive e-mail messages using our proprietary text mining technology.

Although we believe it is important to continue to invest in technology to enhance our information technology services and solutions, we have eliminated such spending in our emerging technologies segment and expect all future research and development expenses to be targeted to the needs of our federal government clients as we continue to sharpen our focus on our core consulting and systems integration business.

We rely upon a combination of nondisclosure and other contractual arrangements and copyright, trademark, patent, and trade secret laws to protect our proprietary rights. We also enter into confidentiality and intellectual property agreements with all of our employees that require them to disclose any inventions created during employment, that convey all rights to inventions to us, and that restrict the distribution of proprietary information.

Clients

Our federal government clients typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate client so long as that client has independent decision-making and contracting authority within its organization. We consider each office or division within an agency or department, which directly or through a prime contractor, engages us, to be a separate client. Under the TIPSS-2 contract with the Internal Revenue Service, program managers throughout the Internal Revenue Service are able to purchase a wide range of our solutions. The Internal Revenue Service, as a client group, accounted for approximately 12% of our revenue in fiscal 2000 and 10% in fiscal 2002. No other client or client group accounted for more than 10% of our revenue in any of the last three fiscal years or the nine months ended March 31, 2003.

During the nine months ended March 31, 2003, federal government clients accounted for 98% of our revenue, with the remaining 2% attributable to commercial clients. During the nine months ended March 31, 2003, we derived 55% of our revenue from our national security business, 17% from our health care and public health business, 26% from our civil government business, and the remaining 2% from commercial clients. Since our inception in 1978, we have been engaged on over 5,500 projects. We currently support 13 of the 15 federal departments in the executive branch, all branches of the military services, and the judicial and legislative branches of the federal government. No single engagement accounted for more than 5% of our revenue in the nine months ended March 31, 2003.

The following table sets forth some of our current clients for each of our federal government businesses.

Selected current federal government clients

National security	Health care and public health	Civil government
Department of Defense:	Department of Health and Human Services:	Department of Treasury:
Department of the Army	Office of Secretary	Internal Revenue Service
Department of the Navy	National Institutes of Health	Department of Justice
Department of the Air Force	Food and Drug Administration	Department of Interior
U.S. Army Reserves	Centers for Disease Control and Prevention	Department of Labor
U.S. Marine Corps	Health Resources and Services	Department of State
Joint Chiefs of Staff	Administration	Department of Commerce
U.S. Transportation Command	Administration for Children and Families	Department of Veterans Affairs
Air Mobility Command	Centers for Medicare & Medicaid	Department of Transportation:
Military Sealift Command	Services	Federal Aviation Administration
Military Traffic Management Command	Department of Defense:	Department of Agriculture
Office of the Secretary of Defense	Office of the Secretary of Defense	Department of Housing and Urban
Defense Manpower Data Center	(Health Affairs)	Development
Defense Advanced Research Projects	Army Medical Command	Environmental Protection Agency
Agency	Army Telemedicine and Advanced	Small Business Administration
Defense Logistics Agency	Technology Center	National Archives and Records
Defense Information Systems Agency	Air Force Surgeon General	Administration
Army National Guard		General Services Administration
Various intelligence agencies		General Accounting Office
Department of Homeland Security		Administrative Office of the U.S. Courts
Federal Reserve Board
Pension Benefit Guaranty Corporation

Sales and Marketing

We have a highly disciplined sales and marketing process that relies upon the business units addressing each of our target markets to further penetrate and build-out their existing accounts and our centralized federal sales and marketing organization to win new competitive procurements. Primary responsibility for selling additional services to existing clients, including client account build-out and capture of follow-on work, rests with our business units. Recognizing the importance of client account management, we assign entrepreneurial managers and executives to oversee our major accounts.

Primary responsibility for identifying, qualifying, bidding, and winning new competitive procurements, either for new clients or for large strategic new programs within existing clients, rests with our centralized federal sales and marketing organization. We have approximately 30 experienced sales and marketing professionals that perform client development, corporate communications, procurement support, pricing, and proposal development. Members of our sales and marketing organization work closely with their counterparts in our business units as we compete to win new business.

Competition

We compete to win single award contracts and multiple award contracts, such as GWACs and GSA schedule contracts. After we have won a multiple award contract, we then compete for individual delivery orders under the contract. For example, GSA schedule contracts and prime contractor positions on GWACs are typically awarded to multiple contractors. A multiple award contract will list both the providers and the labor categories of products and services that can be performed under the contract. An individual agency that desires to obtain a service typically invites approved providers to compete based on technological expertise, resources, price, or some other basis. Because each of these contracts may provide for hundreds of delivery orders, the primary competition for this business is for delivery orders.

We compete with a variety of competitors in each of our three target markets and we encounter many of the same competitors in each market. These competitors include:

•	Federal systems integrators such as Affiliated Computer Services, Inc., American Management Systems, Incorporated, Anteon International Corporation, Booz•Allen & Hamilton Inc., CACI International Inc., Computer Sciences Corporation, Electronic Data Systems Corporation, Science Applications International Corporation, Unisys Corporation, and Veridian Corporation;

•	Divisions of large defense contractors such as Lockheed Martin Corporation, Northrop Grumman Corporation, and Raytheon Company;

•	Consulting firms such as Accenture Ltd, BearingPoint, Inc., and International Business Machines Corporation; and

•	Other smaller and specialized government information technology contractors.

Employees and Corporate Culture

Our success as an information technology services and solutions company is highly dependent on our employees. We believe we have been successful in developing a culture that enables our employees to succeed. We emphasize three essential attributes—an ethic of honesty and service, quality work and client satisfaction, and caring about our people. We reinforce these principles regularly in our recruiting process, training programs, proposals, company meetings, and internal communications. Our active recruiting effort is aligned with our strategic business units and relies heavily on employee referrals in addition to a variety of other recruiting methods. Our primary source of our new recruits is employee referrals, which accounted for approximately one-third of our new hires over the past five years. We have found these referrals to be a reliable source of excellent employees. As a result of our continued focus on our employees, in 2003 we were named by Fortune magazine as one of the “100 Best Companies to Work for in America” for the fourth consecutive year.

As of March 31, 2003, we had over 2,500 employees. Approximately 50% of our employees have federal government security clearances. Approximately 95% of our employees are information technology and other professionals or managers and approximately 5% are administrative managers or support specialists. Our professional staff is highly educated, with approximately one-third holding advanced degrees. None of our employees is represented by collective bargaining agreements, and we consider our relations with our employees to be good.

Corporate Information

We were incorporated as Systems Research and Applications Corporation in Virginia in 1976 and began operations in 1978. We reincorporated in Delaware as SRA International, Inc. in 1984. We generally contract with the federal government through our wholly owned subsidiary, Systems Research and Application Corporation, but we do business as SRA International, Inc.

Facilities

We lease our office facilities and we do not own any facilities or real estate. We have leased our corporate headquarters at 4350 Fair Lakes Court in Fairfax, Virginia 22033 since 1991. Currently the two buildings comprising our headquarters are leased under separate leases with the same landlord. Both of our headquarters’ leases expire on December 31, 2015. We also lease other facilities in Alexandria, Arlington, Fairfax, Falls Church, and Newport News, Virginia; Baltimore, Landover, Linthicum, New Carrollton, and Rockville, Maryland; Atlanta and Warner Robins, Georgia; Shrewsbury, New Jersey; Durham, North Carolina; Dayton, Ohio; San Antonio, Texas; San Diego, California; Fairview Heights, Illinois; and Bremerton, Washington. In addition, we have employees who work on engagements at other smaller operating locations around the United States.

Legal Proceedings

From time to time, we are involved in various legal matters and proceedings concerning matters arising in the ordinary course of business. We currently believe that any ultimate liability arising out of these matters and proceedings will not have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages as of April 30, 2003, are as follows:

Name	Age	Title
Ernst Volgenau	69	President, chief executive officer and director (class expiring in fiscal 2005)
Renato A. DiPentima	62	Senior vice president and president, SRA Consulting & Systems Integration
Stephen C. Hughes	46	Senior vice president and chief financial officer
Barry S. Landew	44	Senior vice president for corporate development
Edward E. Legasey	58	Executive vice president and chief operating officer
William K. Brehm	74	Chairman of the board of directors (class expiring in fiscal 2004)
John W. Barter	56	Director (class expiring in fiscal 2006)
Steven A. Denning	54	Director (class expiring in fiscal 2006)
Michael R. Klein	61	Director (class expiring in fiscal 2005)
Delbert C. Staley	78	Director (class expiring in fiscal 2004)

Ernst Volgenau is our founder and has served as our president, chief executive officer, and a director since our inception in 1978. From 1976 to 1978, he served as the director of inspection and enforcement for the U.S. Nuclear Regulatory Commission. Dr. Volgenau retired from active duty with the U.S. Air Force as Colonel in 1976. His military service included positions in the Office of the Secretary of Defense and as director of data automation for the Air Force Logistics Command.

Renato A. DiPentima has served as senior vice president and president of our consulting and systems integration division since we formed it in January 2001. From July 1997 to January 2001, he served as president of our government sector, overseeing government business, projects, and contracts. From July 1995 to July 1997, Dr. DiPentima served as vice president and as our chief information officer. Prior to joining us, Dr. DiPentima held several senior management positions in the federal government, most recently serving as deputy commissioner for systems at the Social Security Administration, from May 1990 to June 1995.

Stephen C. Hughes has served as our chief financial officer since March 1996 and as senior vice president, finance and accounting since 1993. From March 1989 to May 1993, he was our vice president of finance; from April 1986 to March 1989, he served as our comptroller; and from 1984 to 1986, he served as our manager of accounting. Mr. Hughes practiced in the computer audit and tax groups of Coopers and Lybrand, which is now a part of PricewaterhouseCoopers LLP, from 1983 to 1984.

Barry S. Landew has served as our senior vice president for corporate development since May 1993 and our vice president for corporate development from 1989 through April 1993. In April 2000, Mr. Landew was also named president of SRA Ventures where he led our efforts to develop our intellectual property, including creating new companies targeted at commercial markets. From 1980 to 1989, he served in various positions with us, including software engineer, program manager, and the head of our proposal development unit.

Edward E. Legasey has served as our executive vice president since March 1989 and our chief operating officer since July 1997. Mr. Legasey served as senior vice president and general manager for program operations from August 1985 to March 1989 and as vice president from our inception to August 1985. He served at the U.S. Nuclear Regulatory Commission from 1976 to 1978 and was an officer in the U.S. Air Force from 1967 to 1976 with responsibilities for development of logistics information systems and software testing and evaluation.

William K. Brehm has served on our board of directors since 1978 and has been our chairman since 1980. From 1977 to 1980, he served as executive vice president and director of Computer Network Corporation, a computer systems company based in Washington, D.C. Mr. Brehm served as Assistant Secretary of Defense from 1973 to 1977. He was vice president for corporate development of Dart Industries, a consumer products company, from 1971 to 1973. He also served as Assistant Secretary of the Army from 1968 to 1970, following four years of service on the staff of the Secretary of Defense.

John W. Barter has served on our board of directors since April 2003. From 1988 to 1994 he was senior vice president and chief financial officer of AlliedSignal, Inc., now known as Honeywell International, Inc., an advanced technology and manufacturing company. From October 1994 until his retirement in December 1997, Mr. Barter was executive vice president of AlliedSignal and President of AlliedSignal Automotive. After retiring from AlliedSignal, Inc., Mr. Barter served briefly as chief financial officer of Kestrel Solutions, Inc., a telecommunications company, from January 2000 to May 2001. Mr. Barter also serves on the board of directors of Bottomline Technologies, Inc., a financial resources management software company, and BMC Software, Inc., an independent systems software vendor.

Steven A. Denning has served on our board of directors since April 2002. Mr. Denning is the executive managing member of General Atlantic Partners, LLC, a private equity investment firm focused exclusively on information technology, communications and media investments on a global basis. He has been with General Atlantic or its predecessor since 1980. Mr. Denning is a director of Exult, Inc., a human resources outsourcing company, Eclipsys Corporation, a healthcare information technology company, and one private information technology company in which investment entities affiliated with General Atlantic are investors.

Michael Klein has served on our board of directors since December 1998. He has been a partner of Wilmer, Cutler & Pickering, a law firm based in Washington, D.C., since 1974. Mr. Klein co-founded and currently serves as chairman of the board of directors of CoStar Group, Inc., a provider of electronic commercial real estate information, and currently serves as vice chairman of Perini Corporation, a civil engineering and building construction company.

Delbert C. Staley has served on our board of directors since October 1996. Mr. Staley served as the chairman and chief executive officer of NYNEX Corporation, a telecommunications company, from 1983 until his retirement in 1989.

Each executive officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Stockholders Agreement

In April 2002, we entered into a stockholders agreement with several of our stockholders, including each of our executive officers, and investment entities affiliated with General Atlantic Partners, LLC, or GAP. Pursuant to the stockholders agreement, the GAP entities have the right to designate one member of our board of directors and we are obligated to use our best efforts to cause that designee to be nominated and elected to our board of directors and its committees. In addition, our executive officers agreed to vote their shares of our common stock in favor of any designee of the GAP entities nominated to the board of directors. Under the stockholders agreement, we appointed Steven A. Denning, as the designee of the GAP entities, to be a director and a member of our audit and executive compensation committees. These rights and obligations terminate once the GAP entities cease to own at least 423,529 shares of class A common stock.

Election of Directors

The board of directors is divided into three classes, each of whose members serve for a staggered three-year term. Mr. Brehm and Mr. Staley serve in the class of directors whose term expires in fiscal 2004. Messrs. Klein and Volgenau serve in the class of directors whose term expires in fiscal 2005. Messrs. Barter and Denning serve in the class whose term expires in fiscal 2006.

Compensation of Directors

Pursuant to our compensation plan for outside directors, we pay each non-employee director $24,000 per year, $2,400 per year to serve as a committee chair person, $2,000 for each board meeting attended, and $2,000 for each face-to-face committee meeting or $1,000 for each teleconference committee meeting held on a date different from a board meeting. From time to time, the board of directors may grant outside directors options to purchase our class A common stock.

Board Committees

The board of directors has established an executive compensation committee, an audit committee, and a governance committee. The executive compensation committee, consisting of Messrs. Denning, Klein, and Staley, reviews executive salaries, administers our bonus, incentive compensation and stock plans, and approves the salaries and other benefits of our executive officers. In addition, the executive compensation committee consults with our management regarding our pension and other benefit plans and compensation policies and practices.

The audit committee, consisting of Messrs. Barter, Denning, and Staley, reviews the professional services provided by our independent public accountants, the independence of our accountants from our management, our annual financial statements, and our system of internal accounting controls. The audit committee also reviews other matters with respect to our accounting, auditing, and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

The governance committee, consisting of Messrs. Denning, Klein, and Staley, recommends corporate governance principles to the full board of directors, oversees the evaluation of the board of directors and senior management team, and oversees our management transition planning. The governance committee also oversees the recruitment of new board members and nominates director candidates for election and re-election. In addition, the governance committee makes recommendations regarding director compensation to the full board of directors and ensures that non-management directors meet regularly in executive session.

Compensation Committee Interlocks and Insider Participation

Two of the three members of our compensation committee during fiscal 2001 and 2002, Dr. Volgenau and Mr. Brehm, were during that period officers or employees of our company. No interlocking relationships exist between any member of our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table sets forth the total compensation paid or accrued for the last two fiscal years for our chief executive officer and each of our four other executive officers, collectively referred to as the named executives.

Summary Compensation Table

	Fiscal			Long-Term Compensation
				Awards
		Annual Compensation		Securities Underlying Options(1)	All Other Compensation
Name and Principal Position	Year	Salary	Bonus
Ernst Volgenau	2002	$311,000	$337,595	—	$458,890	(2)
President and Chief Executive Officer	2001	311,000	195,797	10,405	458,725	(2)

Edward E. Legasey	2002	280,000	305,444	—	19,690	(3)
Executive Vice President and Chief Operating Officer	2001	280,000	174,942	10,405	19,525	(3)

Renato A. DiPentima	2002	250,000	280,946	29,411	2,090	(4)
Senior Vice President and President	2001	245,000	240,688	21,688	1,925	(4)
SRA Consulting & Systems Integration

Barry S. Landew	2002	225,000	152,799	—	2,090	(4)
Senior Vice President for Corporate Development	2001	180,000	166,530	16,605	1,925	(4)

Stephen C. Hughes	2002	210,000	185,376	—	2,090	(4)
Senior Vice President and Chief Financial Officer	2001	185,000	142,731	18,211	1,925	(4)

(1)	Represents options to acquire shares of class A common stock.
(2)	Includes premiums of $456,800 on term life insurance on the life of the executive paid by our company. Our company is the sole beneficiary of these policies, and is obligated to use the proceeds of the policies to repurchase shares of the executive’s common stock upon his death. In September 2002, pursuant to a letter agreement amending the agreement between our company and the executive, our company reduced the amount of insurance on the executive’s life to $10.0 million. The corresponding annual premium is now $53,200. Also includes 401(k) matching contributions of $2,090 in fiscal year 2002 and $1,925 in fiscal year 2001 paid on behalf of the executive.
(3)	Includes a premium of $17,600 of term life insurance on the life of the executive paid by our company. This policy was cancelled on May 21, 2002. Also includes 401(k) matching contributions of $2,090 in fiscal year 2002 and $1,925 in fiscal year 2001 paid on behalf of the executive.
(4)	Represents 401(k) matching contributions of $2,090 in fiscal year 2002 and $1,925 in fiscal year 2001 paid on behalf of the executive.

Stock Options

The table below contains information relating to stock options granted to the named executives during the fiscal year ended June 30, 2002. All of these options were granted to purchase class A common stock. The percentage of total options granted to employees set forth below is based on an aggregate of 107,344 shares subject to options granted to our employees in fiscal 2002.

Option Grants in the Last Fiscal Year

Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year 2002	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates Of Stock Price Appreciation for Option Term(1)
Name					0%	5%	10%
Ernst Volgenau	—	—	—	—	—	—	—
Edward E. Legasey	—	—	—	—	—	—	—
Renato A. DiPentima	29,411	27.4%	$10.15	12/21/2016	230,906	$802,088	$1,912,935
Barry S. Landew	—	—	—	—	—	—	—
Stephen C. Hughes	—	—	—	—	—	—	—

(1)	The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 0%, 5% and 10% are prescribed by rules of the Securities and Exchange Commission and do not represent our prediction of our stock price performance. The potential realizable values at 0%, 5% and 10% appreciation are calculated by assuming that the price of $18.00 per share in our initial public offering, which we have assumed for accounting purposes was the fair market value on the date of grant, appreciates at the indicated rate for the entire 15-year term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Fiscal Year-End Option Values

The following table sets forth information for the named executives with respect to options exercised by them during the fiscal year ended June 30, 2002 and the value of their options outstanding as of June 30, 2002.

Aggregate Option Exercises in Fiscal Year 2002 and Fiscal Year-End Option Values

	Number of Shares Acquired on Exercise(1)	Value Realized(2)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End(3)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ernst Volgenau	167,647	$1,494,258	306,484	33,953	$7,301,236	$619,273
Edward E. Legasey	602,941	5,041,770	275,014	33,953	6,417,272	619,273
Renato A. DiPentima	97,647	1,097,616	162,633	92,461	3,268,157	1,654,033
Barry S. Landew	—	—	361,593	36,162	9,083,352	668,725
Stephen C. Hughes	33,088	605,363	143,141	49,367	3,138,508	908,969

(1)	Represents shares of class A common stock.
(2)	Represents the difference between the exercise prices and the fair market value per share of the class A common stock at the date of exercise, as determined by our board of directors. All exercises were prior to our initial public offering of our class A common stock.
(3)	Represents the difference between the exercise price and $26.98, which was the last sale price of the class A common stock as reported on the New York Stock Exchange on June 28, 2002, the last trading day of fiscal 2002.

Stock and Benefit Plans

1985 Key Employee Incentive Plan

Our original incentive plan provided for the grant of various types of stock awards, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. As of April 30, 2003, options to purchase 836,082 shares of class A common stock were outstanding under the 1985 plan. Our board of directors provided that no additional grants would be made under the 1985 plan following our initial public offering in May 2002.

1994 Stock Option Plan

Our 1994 stock option plan provided for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. As of April 30, 2003, options to purchase 3,017,426 shares of class A common stock were outstanding under the 1994 plan. Our board of directors provided that no additional grants would be made under the 1994 plan following our initial public offering in May 2002.

2002 Stock Incentive Plan

Our 2002 stock incentive plan was adopted by our board of directors in March 2002 and approved by our stockholders in April 2002. Up to 3,529,411 shares of our class A common stock were reserved for issuance under the 2002 plan. As of April 30, 2003, options to purchase 1,043,085 shares of class A common stock were outstanding under the 2002 plan. Pursuant to the terms of the 2002 plan, the number of shares authorized for issuance under the 2002 plan will automatically increase at the beginning of each fiscal year, beginning with fiscal 2004, by a number equal to the lesser of (i) 3% of the outstanding shares of our class A common stock and class B common stock then outstanding, (ii) an amount determined by the board of directors, and (iii) 1,176,470 shares of class A common stock. The 2002 plan provides that no participant may be granted awards in excess of 294,117 shares of class A common stock in any calendar year.

The 2002 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock awards and other stock-based awards.

Our officers, employees, directors, outside consultants and advisors and those of our subsidiaries are eligible to receive awards under the 2002 plan. Under present law, however, incentive stock options may only be granted to employees.

Optionees receive the right to purchase a specified number of shares of our class A common stock at a specified option price, subject to the terms and conditions of the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our class A common stock on the date of the grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the class A common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power. The 2002 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a “cashless exercise” through a broker, by surrender of shares of common stock to us, or by any combination of the permitted forms of payment.

Our board of directors has authority to administer the 2002 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2002 plan and to interpret its provisions. It may delegate authority under the 2002 plan to one or more of our executive officers. Our board of directors has authorized the compensation committee to administer the 2002 plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the 2002 plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

•	the number of shares of class A common stock covered by options and the dates upon which such options become exercisable;
•	the exercise price of options;
•	the duration of options; and
•	the number of shares of class A common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price, and repurchase price.

In the event of a merger, liquidation, or other acquisition event, all outstanding options or other stock-based awards under the 2002 plan may be assumed or substituted for by the acquiror. If the options are not assumed or substituted for by the acquiror, all unexercised options will become exercisable in full as of a specified period of time before the event and will terminate immediately prior to the event.

No award may be granted under the 2002 plan after March 2012, but the vesting and effectiveness of awards granted before those dates may extend beyond those date. Our board of directors may at any time amend, suspend, or terminate the 2002 plan.

401(k) Plan

We adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We make matching contributions to the 401(k) plan, and may make discretionary and extra contributions in amounts determined annually by our board of directors. We contributed shares of class A common stock and cash to our 401(k) plan totaling approximately 88,235 shares of class A common stock and $794,305 in fiscal 1999, 106,649 shares of class A common stock and $1,221,177 in fiscal 2000, 105,995 shares of class A common stock and $1,410,842 in fiscal 2001, 118,419 shares of class A common stock and $1,571,777 in fiscal 2002 and 62,616 shares of class A common stock and $1,609,328 in the nine months ended March 31, 2003.

Deferred Compensation Plan for Key Employees

Some of our key employees are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may defer up to 25% of annual base salary and up to 50% of annual performance bonuses. We fund deferred contribution liabilities by making cash contributions to a trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Employees can direct that these amounts be invested in a variety of third-party financial instruments. Gains or losses on amounts held in the trust are fully allocable to plan participants.

RELATED PARTY TRANSACTIONS

Repurchase of shares from senior executives, chairman and charities

Previously, we were party to an agreement with Dr. Volgenau, Mr. Brehm, Mr. Legasey, and two former executives who no longer own any shares of our common stock, that obligated us to purchase up to $200,000 in any calendar year of the common stock of each of Dr. Volgenau and Mr. Brehm and up to $75,000 in any calendar year of the common stock of Mr. Legasey. The purchase price per share for these purchases was the fair market value of the common stock, as determined from time to time by our board of directors. These annual purchase requirements were able to be increased upon the agreement of Dr. Volgenau and Mr. Brehm. This agreement was terminated upon the closing of our initial public offering in May 2002.

Previously, we maintained an informal internal repurchase program in which our stockholders, including our executive officers, were periodically offered the opportunity to sell shares of common stock to us. The purchase price per share in this program was the fair market value of the common stock as determined from time to time by our board of directors. We discontinued this repurchase program after the closing of our initial public offering in May 2002. The table below sets forth the dates, number of shares and price per share of each repurchase from our executive officers, directors and 5% stockholders since July 1, 1999. All repurchases were of class A common stock.

Name	Date of repurchase	Number of shares	Price per share
Ernst Volgenau	November 2001	123,529	$10.15
Edward E. Legasey	November 2001 August 2001	7,058 205,822	10.15 8.50
	May 2001	20,588	8.50
	November 2000	23,529	10.03
Barry S. Landew	November 2001	20,588	10.15
	March 2001	40,060	10.03

In addition, Dr. Volgenau and Mr. Brehm have donated shares of common stock held by them to various charities over the last three fiscal years and we have purchased those shares from the charities as set forth in the following table.

Name	Date of repurchase	Number of shares	Price per share
Ernst Volgenau	November 2001	12,317	$10.15
William K. Brehm	October/November 2001	61,584	10.15
	May 2001	117,647	8.50
	October/November 2000	50,000	10.03
	November 1999	18,529	8.30

Mr. Brehm has also transferred shares of common stock held by him to a charitable remainder unitrust and we have purchased those shares from the trust as set forth in the following table. This trust distributes a fixed 10% of the trust assets each year to Mr. Brehm and his wife during their lives and provides that the remainder of the trust assets will be distributed to charity upon their deaths.

Name	Date of repurchase	Number of shares	Price per share
William K. Brehm	October 2001	147,798	$10.15
	October/November 2000	200,000	10.03

Life insurance policies and stock purchase agreements with executive officers and chairman

Pursuant to a stock purchase agreement with Dr. Volgenau, we are obligated to use the proceeds of term life insurance that we maintain on his life to repurchase his shares of common stock upon his death. Under the stock purchase agreement, the purchase price per share for this purchase is the fair market value of the stock, as most recently determined by our board of directors. Prior to our initial public offering in May 2002, the agreement did not obligate us to maintain any specified level of insurance. From June 2000 until September 26, 2002, we maintained policies having an aggregate value of $80.0 million on the life of Dr. Volgenau, with aggregate annual premiums of $456,800. We have been the sole beneficiary of these policies since their inception. On May 19, 2002, we amended the purchase agreement with Dr. Volgenau to provide that we would be obligated following our initial public offering to maintain these life insurance policies through 2010. The purchase agreement was further amended on September 26, 2002, to reduce the amount of coverage from $80.0 million to $10.0 million, with premiums for the $10.0 million policy being $53,200 per year. These premiums are fixed until 2010. We also agreed that, should these policies cease to be available before 2010, we will purchase and maintain life insurance policies providing the maximum coverage for the remainder of that period that can be purchased with the same overall annual premiums.

We terminated a similar stock purchase agreement with Mr. Brehm on May 21, 2002. We also terminated a similar informal arrangement with Mr. Legasey at that time. We cancelled the life insurance policies on Mr. Brehm’s and Mr. Legasey’s lives on May 21, 2002. From June 2000 until May 21, 2002, we maintained a policy having a value of $20.0 million on the life of Mr. Brehm, with an annual premium of $211,660. From June 2000 until May 21, 2002, we maintained a policy having a value of $10.0 million on the life of Mr. Legasey, with an annual premium of $17,600. We were the sole beneficiary of these policies since their inception.

Option grants to non-employee directors and executive officers

Since July 1, 1999, we have granted options to purchase shares of our class A common stock at prices ranging from $8.30 to $24.80 to our executive officers and non-employee directors as set forth below pursuant to our 1994 stock option plan. These options all vest 25% per year over four years.

Name	Date of grant	Exercise price per share	Number of shares of class A common stock issuable pursuant to option
Ernst Volgenau	August 2002	$24.80	24,020
	June 2001	8.50	10,405
	June 2000	9.54	29,564
Edward E. Legasey	August 2002	24.80	30,020
	June 2001	8.50	10,405
	June 2000	9.54	29,564
Renato A. DiPentima	August 2002	24.80	29,130
	December 2001	10.15	29,411
	June 2001	8.50	21,688
	June 2000	9.54	35,205
	March 2000	8.30	29,411
Stephen C. Hughes	August 2002	24.80	35,330
	June 2001	8.50	18,211
	June 2000	9.54	19,711
	March 2000	8.30	44,117
Barry S. Landew	August 2002	24.80	17,750
	June 2001	8.50	16,605
	June 2000	9.54	9,858
	March 2000	8.30	29,411
William K. Brehm	August 2002	24.80	6,270
	June 2001	8.50	13,141
	June 2000	9.54	19,711
Michael R. Klein	December 2001	10.15	14,705

In April 2003, our board of directors approved the grant of stock options to our outside directors. These options have not yet been issued, but will have an exercise price equal to the fair market value of our class A common stock on the grant date. These options will be granted to Mr. Barter (20,000 shares), Mr. Denning (20,000 shares), Mr. Klein (10,000 shares) and Mr. Staley (10,000 shares).

Sale of Class A Common Stock to General Atlantic Partners

In April 2002, we and several of our stockholders, including our executive officers, entered into a stock purchase agreement with four investment entities affiliated with General Atlantic Partners, LLC, or GAP, a private investment group, whereby the GAP entities purchased an aggregate of 2,117,645 shares of class A common stock at a per share price of $18.70. Pursuant to the stock purchase agreement, we sold 535,348 shares of class A common stock and our executive officers sold the following numbers of shares pursuant to the stock purchase agreement:

Name	Number of shares
Ernst Volgenau	482,352
Renato A. DiPentima	58,823
Stephen C. Hughes	33,088
Barry S. Landew	73,529
Edward E. Legasey	411,764

In addition, William K. Brehm donated 58,823 shares of class A common stock to a charity and 52,941 shares of class A common stock to a charitable remainder unitrust that, in turn, sold the shares to the GAP entities. This charitable remainder unitrust distributes a fixed 7.5% of the trust assets each year to Mr. Brehm and his wife during their lives and provides that the remainder of the trust assets be distributed to charity upon their deaths. Dr. Volgenau donated 105,882 shares of class A common stock to a charity that, in turn, sold the shares to the GAP entities. The remaining shares purchased by the GAP entities were sold by other employees of ours.

In connection with the stock purchase agreement, we also entered into a registration rights agreement with the GAP entities, granting them specified rights with respect to the registration of their shares of class A common stock under the Securities Act. This agreement is described more fully under “Description of Capital Stock—Registration Rights.”

We also entered into a stockholders agreement with some of our stockholders, including our executive officers and the GAP entities. The stockholders agreement prohibits the GAP entities from selling, disposing of, or hedging any of their shares of class A common stock until October 23, 2003, without our prior written consent, subject to limited exceptions. The stockholders agreement also provides the GAP entities the right to designate one member of our board of directors and obligates us to use our best efforts to cause that designee to be nominated and elected to our board of directors and our committees. The parties to the stockholders agreement, including our executive officers, also agreed to vote their shares of our common stock in favor of any designee of the GAP entities nominated to our board of directors. Under the stockholders agreement, we appointed Steven A. Denning, as the designee of the GAP entities, to be a director and a member of our audit and executive compensation committees. In addition, the stockholders agreement provides the GAP entities with specified preemptive rights with respect to specified future private placements of the capital stock, or securities convertible into our capital stock, enabling the GAP entities to maintain their proportionate percentage ownership of our capital stock. All the rights and obligations under the stockholders agreement terminate once the GAP entities cease to own at least 423,529 shares of class A common stock.

Policy on Future Transactions

For all future transactions, our board of directors has adopted a policy that all transactions between us and our officers, directors, principal stockholders and their affiliates must (i) be approved by a majority of the disinterested members of our board of directors and (ii) be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 30, 2003, by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our stockholders selling shares in this offering;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

The percentages shown are based on 13,246,309 shares of class A common stock and 8,546,577 shares of class B common stock outstanding as of April 30, 2003, after giving effect to the issuance of an aggregate of 65,000 shares of class A common stock upon the exercise of stock options by some of the selling stockholders in connection with this offering, and 15,739,309 shares of class A common stock to be outstanding after this offering, including the 2,493,000 shares that are being offered for sale by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. The number of shares beneficially owned by a person includes shares subject to options held by that person that were exercisable as of April 30, 2003 or within 60 days of April 30, 2003. The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o SRA International, Inc., 4350 Fair Lakes Court, Fairfax, VA 22033.

The following table sets forth the number of shares of our common stock beneficially owned by the indicated parties, assuming all shares of class B common stock were converted into shares of class A common stock.

	Shares beneficially owned prior to the offering		Shares offered in the offering (13)	Shares beneficially owned after the offering
Beneficial Owner	Number	Percentage		Number	Percentage
Dr. Ernst Volgenau (1)(2)	7,348,453	33.3%	40,000	7,308,453	29.8%
Dr. Renato A. DiPentima (3)	213,619	*	32,000	181,619	*
Stephen C. Hughes (4)	155,229	*	10,000	145,229	*
Barry S. Landew (5)	400,132	1.8	15,000	385,132	1.6
Edward E. Legasey (6)	899,755	4.1	90,000	809,755	3.3
William K. Brehm (7)	2,326,867	10.7	—	2,326,867	9.6
John W. Barter	—	—	—	—	—
Steven A. Denning (8)	2,117,645	9.7	—	2,117,645	8.7
Michael R. Klein (9)	8,381	*	—	8,381	*
Delbert C. Staley	29,411	*	—	29,411	*
All executive officers and directors as a group (10 persons) (10)	13,499,492	58.7	187,000	13,312,492	52.2
Entities affiliated with General Atlantic Partners, LLC (8)	2,117,645	9.7	—	2,117,645	8.7
FMR Corp. (11)	606,600	2.8	—	606,600	2.5
The Fuller Foundation (2)(12)	70,000	*	70,000	—	—

The following table sets forth information regarding the shares of class A common stock and class B common stock beneficially owned by the indicated parties as of April 30, 2003, after giving effect to the shares to be sold by each party in the offering.

	Shares beneficially owned after the offering		Percentage of shares beneficially owned after the offering		Percentage of total voting power after the offering
Beneficial Owner	A Shares	B Shares	A Shares	B Shares
Ernst Volgenau	600,183	6,708,270	3.7%	78.5%	66.7%
Renato A. DiPentima	181,619	—	1.1	—	*
Stephen C. Hughes	145,229	—	*	—	*
Barry S. Landew	385,132	—	2.4	—	*
Edward E. Legasey	809,755	—	5.1	—	*
William K. Brehm	488,560	1,838,307	3.1	21.5	18.6
John W. Barter	—	—	—	—	—
Steven A. Denning	2,117,645	—	13.5	—	2.1
Michael R. Klein	8,381	—	*	—	*
Delbert C. Staley	29,411	—	*	—	*
All executive officers and directors as a group (10 persons)	4,765,915	8,546,577	28.1	100.0	88.1
Entities affiliated with General Atlantic Partners, LLC	2,117,645	—	13.5	—	2.1
FMR Corp.	606,600	—	3.9	—	*
The Fuller Foundation	—	—	—	—	—

*	Less than 1%.
(1)	Includes 266,484 shares of class A common stock issuable upon exercise of options and 332,940 shares of class A common stock held by a grantor retained annuity trust of which Dr. Volgenau’s wife is the trustee.
(2)	The holdings of Dr. Volgenau and The Fuller Foundation prior to the offering reflect an expected gift of 70,000 shares of class A common stock from Dr. Volgenau to The Fuller Foundation prior to the closing of this offering.
(3)	Includes 177,338 shares of class A common stock issuable upon exercise of options.
(4)	Consists of 139,170 shares of class A common stock issuable upon exercise of options.
(5)	Includes 353,946 shares of class A common stock issuable upon exercise of options.
(6)	Includes 194,259 shares of class A common stock issuable upon exercise of options and 42,755 shares of class A common stock issuable upon exercise of options held by a grantor retained annuity trust of which Mr. Legasey’s wife is a co-trustee.
(7)	Includes 35,552 shares of class A common stock issuable upon exercise of options and 388,057 shares of class A common stock held by grantor retained annuity trusts, of which Mr. Brehm’s wife is the trustee.
(8)	Consists of the following shares held by the following entities: 1,740,441 shares held by General Atlantic Partners 75, L.P., or GAP 75, 236,329 shares held by GAP Coinvestment Partners II, L.P., or GAPCO II, 137,408 shares held by GapStar, LLC, or GapStar, and 3,467 shares held by GAPCO GmbH & Co. KG, or GAPCO KG. General Atlantic Partners, LLC, or GAP LLC, is the general partner of GAP 75 and the managing member of GapStar. The managing members of GAP LLC (other than Klaus Esser) are also the general partners of GAPCO II. Steven A. Denning is a managing member of GAP LLC and a general partner of GAPCO II. The general partner of GAPCO KG is GAPCO Management GmbH, or Management GmbH. Mr. Denning is a Managing Director and a shareholder of Management GmbH. Mr. Denning disclaims beneficial ownership of the shares held by the General Atlantic entities. The address of Mr. Denning, GAP 75, GAPCO II, GapStar and GAP LLC is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, CT 06830. The address of GAPCO KG and Management GmbH is c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany.
(9)	Consists of 8,381 shares of class A common stock issuable upon exercise of options.
(10)	Includes 1,217,885 shares of class A common stock issuable upon exercise of options and the shares held in the grantor retained annuity trusts, described in notes (1) and (7) above.
(11)	Based on holdings as of December 31, 2002 reported on a Schedule 13G filed with the Securities and Exchange Commission by FMR Corp. on February 14, 2003.
(12)	The address of The Fuller Foundation is 135 North Los Robles, Suite 660, Pasadena, CA 91101.
(13)	If the underwriters exercise their over-allotment option in full, SRA will sell an additional 33,878 shares, Dr. Volgenau will sell an additional 140,000 shares, Dr. DiPentima will sell an additional 53,622 shares, Mr. Hughes will sell an additional 10,000 shares, Mr. Landew will sell an additional 15,000 shares, and Mr. Legasey will sell an additional 160,000 shares. If the underwriters exercise their over-allotment option only in part, SRA and each of the selling stockholders will sell additional shares in the same proportions as if the option had been exercised in full.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 180,000,000 shares of class A common stock, $0.004 par value per share, 55,000,000 shares of class B common stock, $0.004 par value per share, and 5,000,000 shares of preferred stock, $0.20 par value per share. The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated by-laws listed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of April 30, 2003, there were 13,246,309 shares of class A common stock outstanding held by 112 stockholders of record and 8,546,577 shares of class B common stock outstanding held by two stockholders of record after giving effect to the exercise of options to purchase an aggregate of 65,000 shares of class A common stock by some of the selling stockholders in connection with this offering. Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the 2,493,000 shares of class A common stock offered by us in this offering, there will be 15,739,309 shares of class A common stock and 8,546,577 shares of class B common stock outstanding upon the completion of this offering. All of our class B common stock is beneficially held by Dr. Volgenau and Mr. Brehm.

Our common stock is divided into two classes, class A common stock and class B common stock. Holders of class A common stock and class B common stock have identical rights, except that holders of class A common stock are entitled to one vote per share held of record and holders of class B common stock are entitled to ten votes per share held of record on all matters submitted to a vote of the stockholders. The holders of class A common stock and the holders of class B common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of class A common stock and class B common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon our liquidation, dissolution, or winding up, the holders of class A common stock and class B common stock are entitled to receive ratably all assets after the payment of our liabilities, subject to the prior rights of any outstanding preferred stock. Holders of class A common stock and class B common stock have no preemptive, subscription, redemption, or conversion rights, except as described below. They are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of class A common stock offered by us in this offering will be, when issued and paid for, validly issued, fully paid, and nonassessable. The rights, powers, preferences, and privileges of holders of class A common stock and class B common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Each share of class B common stock is convertible into one share of class A common stock at any time at the option of the holder. Shares of class B common stock will convert automatically into a like number of shares of class A common stock as follows:

•	Upon the occurrence of any of the following events with respect to the original holder of such class B common stock, either Dr. Volgenau or Mr. Brehm as the case may be, all of the class B common stock originally held by him will automatically convert into class A common stock:

•	his death;

•	his being judicially declared legally incompetent or the appointment of a conservator, receiver, custodian, or guardian to supervise or control his financial affairs;

•	the later to occur of his having reached age 80 and his retirement from all positions with our company; or

•	the later to occur of his having reached age 80 and his ceasing to be affiliated with our company in any capacity as a result of a permanent physical disability.

•	In addition, any shares of class B common stock that are transferred will automatically convert into shares of class A common stock, except that either original holder of class B common stock may:

•	transfer shares to a trust organized for the benefit of members of his family or for charitable purposes if he continues to control the trust after the transfer, subject to the shares later being automatically converted if an event described above occurs with respect to the original stockholder;

•	transfer shares to the other original holder; or

•	pledge shares to secure a bona fide loan, subject to the shares later being automatically converted if the pledgee forecloses on the shares.

Once converted to class A common stock, the class B common stock will be cancelled and not reissued. Neither the class A common stock nor the class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion.

We may not make any dividend or distribution to any holder of either class of common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of class A common stock may be distributed with respect to class A common stock and only shares of class B common stock may be distributed with respect to class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per share of such class of common stock shall be equal in number.

In the event of a merger or consolidation of our company with or into another entity (whether or not our company is the surviving entity), the holders of class A common stock shall be entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of the class B common stock in such merger or consolidation.

No additional shares of class B common stock may be issued except in connection with a stock split or stock dividend on the class B common stock in which the class A common stock is similarly split or receives a similar dividend.

Our class A common stock is listed on the New York Stock Exchange under the symbol “SRX.”

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as the board of directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights, and preemptive rights.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of class A common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales, and other transactions involving SRA and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Our amended and restated certificate of incorporation and amended and restated by-laws provide:

•	that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	that directors may be removed only for cause by the affirmative vote of the holders of at least 67% of the combined voting power of the outstanding shares of our capital stock entitled to vote; and

•	that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, which could discourage a third party from attempting to do so.

Our amended and restated certificate of incorporation and amended and restated by-laws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting, and class A common stockholders may not take action by written consent in lieu of a meeting;

•	special meetings of the stockholders may only be called by the chairman of the board of directors, the president, or by the board of directors; and

•	in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us.

These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 67% of the combined voting power of the outstanding shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally, our amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. To amend our amended and restated by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors requires the affirmative vote of the holders of at least 67% of the combined voting power of the outstanding shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors.

Registration Rights

Four investment entities affiliated with General Atlantic Partners, LLC hold 2,117,645 shares of class A common stock and are entitled to specified rights with respect to the registration of those shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any of our equity securities under the Securities Act after October 23, 2003, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include shares of their class A common stock in that registration. Additionally, these holders are entitled to demand registration rights beginning on April 23, 2004, pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to our shares of class A common stock, and we are required to use our best efforts to effect such registration. These holders may require us to file up to three additional registration statements beginning on April 23, 2004 on Form S-3 at our expense. All of these registration rights are subject to typical conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration.

Transfer Agent and Registrar

The transfer agent and registrar for the class A and class B common stock is American Stock Transfer & Trust Company.

UNDERWRITING

Citigroup Global Markets Inc. is acting as the bookrunning manager of the offering and together with Goldman, Sachs & Co., Legg Mason Wood Walker, Incorporated, Adams, Harkness & Hill, Inc., BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., and RBC Dain Rauscher Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares of Class A Common Stock
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Legg Mason Wood Walker, Incorporated
Adams, Harkness & Hill, Inc.
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.
RBC Dain Rauscher Inc.

Total	2,750,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We and some of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 412,500 additional shares of class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers and directors, and some of our other stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our class A common stock or any securities convertible into or exchangeable for our class A common stock, including our class B common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our class A common stock is listed on the New York Stock Exchange under the symbol “SRX.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of class A common stock.

	Paid by SRA International, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of class A common stock in the open market. These transactions may include short sales, syndicate covering transactions, and stabilizing transactions. Short sales involve syndicate sales of class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the class A common stock. They may also cause the price of the class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering will be $            .

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. from time to time provides services to us.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the class A common stock we and the selling stockholders propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our class A common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any document filed as an exhibit to the registration statement are not necessarily complete. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

We file annual, quarterly and current reports, proxy statements, and other documents with the SEC. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and the Investor Relations section of our web site at http://www.sra.com.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

SRA International, Inc.:

We have audited the accompanying consolidated balance sheets of SRA International, Inc. and Subsidiaries (the Company) as of June 30, 2001 and 2002 and March 31, 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2002 and the nine months ended March 31, 2002 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SRA International, Inc. and Subsidiaries as of June 30, 2001 and 2002 and March 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 and the nine months ended March 31, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

McLean, Virginia

May 28, 2003

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30,		March 31, 2003
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$8	$87,137	$79,600
Short-term investments	—	—	1,457
Accounts receivable, net	97,448	95,862	111,730
Prepaid expenses and other	3,623	6,283	5,545
Deferred income taxes, current	—	4,573	4,933

Total current assets	101,079	193,855	203,265

Property and equipment, at cost:
Leasehold improvements	12,293	14,955	16,829
Furniture, equipment, and software	39,351	44,435	49,329

Total property and equipment	51,644	59,390	66,158
Accumulated depreciation and amortization	(31,957)	(40,183)	(46,164)

Total property and equipment, net	19,687	19,207	19,994

Other assets:
Goodwill	—	2,957	36,171
Identified intangibles, net	—	2,092	6,383
Deferred compensation trust	2,784	3,394	2,895
Deferred income taxes, noncurrent	3,187	4,185	724
Investments and other	721	603	924

Total other assets	6,692	13,231	47,097

Total assets	$127,458	$226,293	$270,356

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	June 30,		March 31, 2003
	2001	2002
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$18,076	$13,267	$15,034
Accrued payroll and employee benefits	18,142	20,942	29,687
Accrued expenses	17,105	19,997	22,330
Current portion of long-term debt	2,146	1,600	800
Billings in excess of revenue recognized	4,358	6,480	5,423
Deferred income taxes payable	19,503	—	—

Total current liabilities	79,330	62,286	73,274

Long-term debt, net of current portion	2,000	400	—
Other long-term liabilities	3,016	4,163	3,643

Total liabilities	84,346	66,849	76,917

Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.20 per share; 5,000,000 shares authorized; none issued	—	—	—
Class A common stock, par value $0.004 per share; 180,000,000 shares authorized; 8,620,252, 17,695,297 and 19,210,498 shares issued as of June 30, 2001 and 2002, and March 31, 2003; 3,199,164, 11,528,773 and 13,163,576 shares outstanding as of June 30, 2001 and 2002, and March 31, 2003	34	74	80
Class B common stock, par value $0.004 per share; 55,000,000 shares authorized; 12,340,294, 11,123,887 and 10,487,753 shares issued as of June 30, 2001 and 2002, and March 31, 2003; 10,399,117, 9,182,711 and 8,546,577 shares outstanding as of June 30, 2001 and 2002, and March 31, 2003	50	43	40
Additional paid-in capital	14,334	129,567	143,648
Treasury stock, at cost	(36,009)	(45,422)	(46,929)
Notes receivable from stockholders	—	(78)	—
Deferred stock-based compensation	—	(720)	(562)
Retained earnings	64,703	75,980	97,162

Total stockholders’ equity	43,112	159,444	193,439

Total liabilities and stockholders’ equity	$127,458	$226,293	$270,356

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended June 30,			Nine Months Ended March 31,
	2000	2001	2002	2002	2003
Revenue	$312,035	$312,548	$361,197	$259,755	$323,254
Operating costs and expenses:
Cost of services	213,549	221,835	258,863	187,799	227,799
Selling, general, and administrative	77,200	84,985	76,143	55,628	60,540
Depreciation and amortization	7,258	8,045	7,684	5,534	6,420
Reimbursement of expenses upon formation of Mantas, Inc.	—	(6,485)	—	—	—

Total operating costs and expenses	298,007	308,380	342,690	248,961	294,759

Operating income	14,028	4,168	18,507	10,794	28,495
Interest expense	(703)	(879)	(433)	(325)	(101)
Interest income	174	82	332	197	1,196
Gain (loss) on equity method investment	(900)	11,776	373	373	1,031
Gain on sale of Assentor practice	—	—	—	—	4,685
Other (expense) income	(209)	(2,391)	1,775	1,775	—

Income before taxes	12,390	12,756	20,554	12,814	35,306
Provision for income taxes	5,092	5,383	9,277	5,920	14,124

Net income	$7,298	$7,373	$11,277	$6,894	$21,182

Earnings per share:
Basic	$0.53	$0.54	$0.77	$0.50	$1.00

Diluted	$0.44	$0.45	$0.66	$0.43	$0.90

Weighted-average shares:
Basic	13,787,806	13,563,723	14,630,512	13,827,305	21,103,022

Diluted	16,674,610	16,401,370	17,030,717	16,173,316	23,569,864

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock		Notes Receivable from Stockholders	Deferred Stock-Based Compensation	Retained Earnings	Total
	Shares	Amount	Shares	Amount		Shares	Amount
Balance, July 1, 1999	6,706,971	$27	12,726,470	$51	$6,440	(5,609,021)	$(19,370)	$—	$—	$50,032	$37,180
Net income	—	—	—	—	—	—	—	—	—	7,298	7,298
Issuance of common stock	336,282	1	—	—	1,682	—	—	—	—	—	1,683
Repurchase of common stock	—	—	—	—	—	(493,541)	(4,376)	—	—	—	(4,376)
Tax benefits of stock option exercises	—	—	—	—	277	—	—	—	—	—	277
Shares converted between classes	18,529	0	(18,529)	(0)	—	—	—	—	—	—	—

Balance, June 30, 2000	7,061,782	28	12,707,941	51	8,399	(6,102,562)	(23,746)	—	—	57,330	42,062
Net income	—	—	—	—	—	—	—	—	—	7,373	7,373
Issuance of common stock	1,190,823	5	—	—	2,138	—	—	—	—	—	2,143
Repurchase of common stock	—	—	—	—	—	(1,259,703)	(12,263)	—	—	—	(12,263)
Tax benefits of stock option exercises	—	—	—	—	3,797	—	—	—	—	—	3,797
Shares converted between classes	367,647	1	(367,647)	(1)	—	—	—	—	—	—	—

Balance, June 30, 2001	8,620,252	34	12,340,294	50	14,334	(7,362,265)	(36,009)	—	—	64,703	43,112
Net income	—	—	—	—	—	—	—	—	—	11,277	11,277
Issuance of common stock, net of offering expenses	7,842,009	33	—	—	99,906	—	—	—	—	—	99,939
Reissuance of treasury stock	—	—	—	—	7,016	535,348	2,995	—	—	—	10,011
Repurchase of common stock	—	—	—	—	—	(1,280,783)	(12,408)	—	—	—	(12,408)
Tax benefits of stock option exercises	—	—	—	—	6,563	—	—	—	—	—	6,563
Shares converted between classes	1,216,407	7	(1,216,407)	(7)	—	—	—	—	—	—	—
Issuance of notes receivable upon exercise of stock options	16,629	—	—	—	91	—	—	(91)	—	—	—
Repayments of notes receivable from stockholders	—	—	—	—	—	—	—	13	—	—	13
Compensatory stock options issued or modified	—	—	—	—	1,657	—	—	—	(843)	—	814
Amortization of deferred stock-based compensation related to stock options	—	—	—	—	—	—	—	—	123	—	123

Balance, June 30, 2002	17,695,297	74	11,123,887	43	129,567	(8,107,700)	(45,422)	(78)	(720)	75,980	159,444
Net income	—	—	—	—	—	—	—	—	—	21,182	21,182
Issuance of common stock	879,067	3	—	—	3,343	—	—	—	—	—	3,346
Resissuance of treasury stock	—	—	—	—	4,764	223,521	1,332	—	—	—	6,096
Repurchase of common stock	—	—	—	—	—	(103,919)	(2,839)	—	—	—	(2,839)
Tax benefits of stock option exercises	—	—	—	—	5,974	—	—	—	—	—	5,974
Shares converted between classes	636,134	3	(636,134)	(3)	—	—	—	—	—	—	—
Repayments of notes receivable from stockholders	—	—	—	—	—	—	—	78	—	—	78
Amortization of deferred stock-based compensation related to stock options	—	—	—	—	—	—	—	—	158	—	158

Balance, March 31, 2003	19,210,498	$80	10,487,753	$40	$143,648	(7,988,098)	$(46,929)	$—	$(562)	$97,162	$193,439

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended June 30,			Nine Months Ended March 31,
	2000	2001	2002	2002	2003
Cash flows from operating activities:
Net income	$7,298	$7,373	$11,277	$6,894	$21,182
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,691	8,393	7,866	5,689	6,480
Stock-based compensation	—	—	937	884	158
Tax benefits of stock option exercises	277	3,797	6,563	4,469	5,974
Deferred income taxes	(2,795)	(3,915)	(25,074)	(26,201)	845
(Gain) loss on equity method investment	900	(11,776)	(373)	(373)	(1,031)
Gain on sale of Assentor practice	—	—	—	—	(4,685)
Changes in assets and liabilities, net of the effect of acquisitions:
Accounts receivable	13,370	(2,856)	11,609	9,898	(5,210)
Prepaid expenses and other	(3,719)	2,035	(2,539)	(2,130)	3,279
Accounts payable	1,437	4,011	(6,894)	(6,583)	890
Accrued payroll and employee benefits	1,150	3,596	1,432	5,018	7,055
Accrued expenses	(135)	5,206	2,409	85	1,939
Billings in excess of revenue recognized	(1,456)	1,168	2,122	3,261	(1,221)
Other	549	(464)	(129)	781	1,337

Net cash provided by operating activities	24,567	16,568	9,206	1,692	36,992

Cash flows from investing activities:
Capital expenditures	(11,870)	(10,527)	(5,580)	(2,603)	(6,669)
Purchases of short-term investments, net	—	—	—	—	(1,457)
Purchases of long-term investments	—	—	—	—	(900)
Proceeds from sale of property and equipment	16	569	3	—	—
Proceeds from sale of equity method investment	—	10,876	373	373	1,031
Proceeds from sale of Assentor practice	—	—	—	—	4,685
Acquisition of The Marasco Newton Group, Ltd., net of cash acquired	—	—	(7,087)	(7,087)	(8,006)
Acquisition of Adroit Systems, Inc., net of cash acquired	—	—	—	—	(33,304)

Net cash (used in) provided by investing activities	(11,854)	918	(12,291)	(9,317)	(44,620)

Cash flows from financing activities:
Net (repayments) borrowings under revolving line of credit	(7,138)	(4,990)	—	23,216	—
Repayment of equipment loans	(1,386)	(777)	(546)	(546)	—
Repayment of term loan	(1,600)	(1,600)	(1,600)	(1,200)	(1,200)
Repayment of The Marasco Newton Group, Ltd. debt acquired	—	—	(5,195)	(5,195)	—
Repayment of Adroit Systems, Inc. debt acquired	—	—	—	—	(990)
Issuance of common stock	1,683	2,143	99,952	4,165	3,424
Reissuance of treasury stock	—	—	10,011	—	1,696
Purchase of treasury stock	(4,376)	(12,263)	(12,408)	(12,311)	(2,839)

Net cash (used in) provided by financing activities	(12,817)	(17,487)	90,214	8,129	91

Net (decrease) increase in cash and cash equivalents	(104)	(1)	87,129	504	(7,537)
Cash and cash equivalents, beginning of period	113	9	8	8	87,137

Cash and cash equivalents, end of period	$9	$8	$87,137	$512	$79,600

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest	$762	$894	$524	$327	$101

Income taxes	$10,010	$3,887	$27,842	$26,679	$3,955

Cash received during the period:
Interest	$174	$83	$263	$197	$1,081

Income taxes	$—	$34	$154	$152	$168

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

1.    Summary of Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SRA International, Inc. (a Delaware corporation), and its wholly owned subsidiaries (SRA or the Company). All significant intercompany transactions and balances have been eliminated. Investments in other companies in which the Company exerts significant influence but does not have a controlling interest are accounted for using the equity method of accounting.

Nature of Business

SRA is a leading provider of information technology services and solutions primarily to a wide variety of federal government clients in three principal markets: national security, health care and public health, and civil government. Since SRA’s founding in 1978, the Company has derived substantially all of its revenue from services provided to federal government clients, and SRA expects that services provided to federal government clients will continue to account for substantially all of its revenue.

Revenue from contracts with federal government agencies was 88 percent, 93 percent, and 96 percent of total revenue for the years ended June 30, 2000, 2001, and 2002, respectively, and 96 percent and 98 percent of total revenue for the nine months ended March 31, 2002 and 2003, respectively. Revenue from contracts with clients in the Department of Defense and the National Guard accounted for 43 percent, 47 percent, and 53 percent of total revenue for the years ended June 30, 2000, 2001, and 2002, respectively, and 53 percent and 56 percent of total revenue for the nine months ended March 31, 2002 and 2003, respectively. The Internal Revenue Service, as a client group, accounted for approximately 12 percent of revenue for the year ended June 30, 2000, 10 percent for the year ended June 30, 2002, and 11 percent for the nine months ended March 31, 2002. No other client or client group accounted for more than 10 percent of revenue in these periods and no client or client group accounted for more than 10 percent of revenue in any other period presented herein.

Interim Financial Information

The results of operations for the nine months ended March 31, 2003 are not necessarily indicative of the results that could be expected for the full fiscal year 2003.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments in determining the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates including those related to revenue recognition, doubtful accounts receivable, goodwill and other intangible assets, and other contingent liabilities. The Company bases its estimates on historical experience and various other factors that are deemed reasonable at the time the estimates are made. Actual results may differ from estimates under different assumptions or conditions. See the Revenue Recognition section of this Note and Notes 2, 3, 4, 8, 9, 10 and 15 for additional information on certain estimates included in the Company’s consolidated financial statements.

Revenue Recognition

Contract Accounting

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. SRA uses a standard management process to determine whether all required criteria for revenue recognition have been met. Absent evidence to the contrary, the Company recognizes revenue as follows. Revenue on cost-plus-fee contracts is

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

recognized to the extent of costs actually incurred plus a proportionate amount of the fee earned. Fixed fees under cost-plus-fee contracts are considered earned in proportion to the allowable costs actually incurred in performance of the contract. Revenue on time-and-materials contracts is recognized based on the hours actually incurred at the negotiated contract billing rates, plus the cost of any allowable material costs and out-of-pocket expenses. Revenue on fixed-price contracts generally is recognized using the percentage-of-completion method of contract accounting. Unless it is determined as part of the Company’s standard review process that overall progress on a contract is not consistent with costs expended to date, SRA determines the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract. Revenue on fixed-price contracts pursuant to which a customer pays us a specified amount to provide only a particular service for a stated time period, or so-called fee-for-service arrangement, is recognized as amounts are billable, assuming all other criteria for revenue recognition are met. Performance-based fees, including award fees, under any contract type are considered earned only when the Company can demonstrate satisfaction of a specific performance goal or has received contractual notification from a client that the fee has been earned. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the facts requiring the revision become known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes known.

Disputes occasionally arise in the normal course of the Company’s business due to events such as delays, changes in contract specifications, and questions of cost allowability or collectibility. Such matters, whether claims or unapproved change orders in the process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated. Claims against the Company are recognized where loss is considered probable and can be reasonably estimated in amount.

From time to time, the Company may proceed with work based on customer direction pending finalization and signing of formal contract documents. The Company has an internal process for approving any such work. Revenue recognized prior to finalization of formal contract documents is recorded at the lesser of net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated.

Unbilled accounts receivable are stated at the lower of actual cost incurred plus accrued profits or net estimated realizable value of incurred costs, reduced by billings to date. It is the Company’s policy to provide reserves for the collectibility of accounts receivable when it is determined that it is probable that the Company will not collect all amounts due and the amount of the reserve requirements can be reasonably estimated.

Revenue for the fiscal years ended June 30, 2000, 2001, and 2002 and the nine months ended March 31, 2002 and 2003, was generated from the following contract types:

	Year Ended June 30,			Nine Months Ended March 31,
	2000	2001	2002	2002	2003
Cost-plus-fee	54%	62%	52%	54%	42%
Time-and-materials	29	23	31	30	38
Fixed-price	17	15	17	16	20

Software Licensing and Related Activities

The Company enters into arrangements, which may include the sale of licenses of the Company’s proprietary software, consulting services and maintenance, or various combinations of each element. The

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

Company recognizes revenue based on Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended, and modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” SOP 98-9 modified SOP 97-2 by requiring revenue to be recognized using the “residual method” if certain conditions are met. Revenue is recognized based on the residual method when an agreement has been signed by both parties, the fees are fixed or determinable, collection of the fees is probable, delivery of the product has occurred, and no other significant obligations remain. In the limited cases where return or refund rights have been offered, the Company defers all revenue recognition until the end of the return or refund period. Total software licensing and related activities revenue was $6,265,000, $6,140,000, and $4,385,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $2,976,000 and $1,349,000 for the nine months ended March 31, 2002 and 2003, respectively. Software licensing and related activities revenue was two percent or less of consolidated revenue for all periods presented.

Research and Development Costs

Research and development costs are expensed as incurred. Total research and developments costs, which are included in selling, general, and administrative expenses, were $1,110,000, $1,906,000, and $1,783,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $1,420,000 and $1,123,000 for the nine months ended March 31, 2002 and 2003, respectively.

Capitalized Software Development Costs

Software development costs for products are capitalized subsequent to the establishment of technological feasibility, as evidenced by detailed program designs, a product design, or a working model of the software product. Capitalization ceases when the products are available for general release to clients. Annual amortization is the greater of the amount computed using the ratio that current gross revenue for a product bear to total expected gross revenue for that product, or the amount computed using the straight-line method over the estimated economic lives of the products (generally not to exceed three years). Amortization expense of $433,000, $348,000, and $182,000 was recorded for the years ended June 30, 2000, 2001, and 2002, respectively, and $155,000 and $60,000 for the nine months ended March 31, 2002 and 2003, respectively, and is reflected as cost of services in the consolidated statements of operations.

Internal-Use Computer Software

The Company capitalizes costs incurred to license and implement software for internal-use in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Such costs are amortized over periods ranging from three to five years. Internal-use software costs capitalized were $165,000, $2,262,000, and $604,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $595,000 and $0 for the nine months ended March 31, 2002 and 2003, respectively.

Impairment of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets, and other intangibles, may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, the Company would recognize a loss based on the amount by which the carrying amount exceeds the estimated discounted future cash flows.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, less valuation allowances, if required. Enacted statutory tax rates are used to compute the tax consequences of these temporary differences. Historically, the Company’s deferred income taxes have resulted primarily from differences in the timing of income and expense recognition because the Company used the accrual method of accounting for financial reporting and the cash method of accounting for income tax reporting. In February 2002, the Company adopted the accrual method of accounting for income tax reporting. See Note 9 for additional disclosure with respect to this change in accounting method for income tax reporting purposes.

Deferred Compensation Plan

Certain employees of the Company are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may defer up to 25 percent of their annual base salary and up to 50 percent of annual performance bonuses. The Company funds its deferred compensation liabilities by making cash contributions to a Rabbi Trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held in the Rabbi Trust are fully allocable to plan participants. As a result, there is no net impact on the Company’s results of operations, and the liability to plan participants is fully funded at all times.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-Term Investments

The Company considers all investments with maturity dates of more than three months and less than one year to be short-term investments.

Property and Equipment

Property and equipment, including major additions or improvements thereto, are recorded at cost and depreciated over their estimated useful lives ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the lease term or the asset’s estimated useful life, but typically not exceeding seven years, using the straight-line method. Depreciation and amortization expense related to property and equipment, including capitalized internal-use computer software, was $7,258,000, $8,045,000, and $7,684,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $5,534,000 and $6,420,000 for the nine months ended March 31, 2002 and 2003, respectively.

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents and accounts receivable. The Company believes that concentrations of credit risk with respect to cash equivalents are limited due to the high credit quality of these investments. The Company’s investment policy requires that investments be in direct obligations of the U.S. government, certain U.S. government sponsored entities, a limited number of other investment vehicles that are secured by direct or sponsored U.S. government obligations, and certain highly-rated municipal debt obligations. The Company believes that concentrations of credit risk with respect to accounts receivable are limited as they are primarily federal government receivables. At June 30, 2001 and 2002, and March 31, 2003, the Company’s carrying value of financial instruments approximated fair value.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of common shares outstanding. Diluted EPS considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The difference between basic and diluted weighted-average common equivalent shares with respect to the Company’s EPS calculation is due entirely to the assumed exercise of stock options. The dilutive effect of stock options for each period reported is summarized below:

	Year Ended June 30,			Nine Months Ended March 31,
	2000	2001	2002	2002	2003
Basic weighted average common shares outstanding	13,787,806	13,563,723	14,630,512	13,827,305	21,103,022
Effect of potential exercise of stock options	2,886,804	2,837,647	2,400,205	2,346,011	2,466,842

Diluted weighted average common shares outstanding	16,674,610	16,401,370	17,030,717	16,173,316	23,569,864

Stock options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive, were 639,961 for the year ended June 30, 2001.

Stock options granted to employees are accounted for using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the fair value of the Company’s stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Income tax benefits attributable to nonqualified stock options exercised are credited to additional paid-in capital.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation in each period presented (in thousands, except per share amounts).

	Year Ended June 30,			Nine Months Ended March 31,
	2000	2001	2002	2002	2003
Net income, as reported	$7,298	$7,373	$11,277	$6,894	$21,182
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	937	884	158
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,627)	(2,787)	(3,154)	(2,522)	(1,783)

Pro forma net income	$4,671	$4,586	$9,060	$5,256	$19,557

Earnings per share:
Basic—as reported	$0.53	$0.54	$0.77	$0.50	$1.00

Basic—pro forma	$0.34	$0.34	$0.62	$0.38	$0.93

Diluted—as reported	$0.44	$0.45	$0.66	$0.43	$0.90

Diluted—pro forma	$0.28	$0.28	$0.53	$0.33	$0.83

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. The Company adopted this new standard as of July 1, 2002, and it had no impact on the Company’s financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company adopted this new standard as of July 1, 2002, and it had no impact on the Company’s financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds both SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and the amendment to SFAS No. 4, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” Through this rescission, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The Company adopted this new standard as of July 1, 2002, and it had no impact on the Company’s financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which became effective January 1, 2003. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that an exit or disposal activity-related cost be recognized when the liability is incurred instead of when an entity commits to an exit plan. The Company adopted this new standard as of January 1, 2003 and it had no impact on the Company’s financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under certain guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Since the Company had no guarantees as of January 1, 2003, the adoption of FIN 45 had no impact on the Company’s financial position, results of operations, or  cash flows.

In November 2002, the FASB’s Emerging Issues Task Force, or EITF, finalized EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. EITF 00-21 does not apply to deliverables in arrangements to the extent the accounting for such deliverables is within the scope of other existing higher-level authoritative accounting literature. The Company must adopt the provisions of EITF 00-21 for new contracts entered into on or after July 1, 2003. The Company does not expect the application of EITF 00-21 to have a material impact on the Company’s financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. The Company does not presently expect to make such a voluntary change. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. These amended disclosure requirements are applicable for financial statements issued for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This interpretation provides guidance for identifying a controlling financial interest established by means other than voting interests. It requires consolidation of variable interest entities by an enterprise that holds such a controlling financial interest (the primary beneficiary). The primary beneficiary of a variable interest entity is defined as the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. All enterprises with a variable interest in variable interest entities created after January 31, 2003, must apply the provisions of FIN 46 to those entities immediately. Enterprises with a variable interest in a variable interest entity created before February 1, 2003, must apply the provisions of FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company does not have a variable interest in any variable interest entity and therefore does not expect the provisions of FIN 46 to have a material impact on its financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” which clarifies and amends certain definitions and characteristics of derivative instruments contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and other existing pronouncements. The Company does not expect the adoption of this new standard to have a material impact on the Company’s financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. The Company does not expect the adoption of this new standard to have a material impact on the Company’s financial position, results of operations, or cash flows.

Reclassifications

Certain reclassifications have been made to prior-period balances to conform to the current-period presentation.

2.    Accounts Receivable:

Accounts receivable, net as of June 30, 2001 and 2002, and March 31, 2003 consisted of the following (in thousands):

	June 30,		March 31, 2003
	2001	2002
Billed and billable, net of allowance of $1,200, $1,050, and $1,328 as of June 30, 2001 and 2002, and March 31, 2003, respectively	$91,011	$88,089	$102,098

Unbilled:
Retainages	3,312	3,188	3,543
Revenue recorded in excess of milestone billings on fixed price contracts	2,544	4,360	3,915
Revenue recorded in excess of contractual authorization, billable upon receipt of contractual amendments/documents	934	1,070	3,455
Indirect costs incurred and charged to cost-plus contracts in excess of provisional billing rates	1,389	707	734
Allowance for contract disallowances	(1,742)	(1,552)	(2,015)

Total unbilled	6,437	7,773	9,632

Total	$97,448	$95,862	$111,730

The billable receivables included in the billed and billable line item above represent primarily revenue earned in the final month of the reporting period that were billable as of the balance sheet date. These billable receivables are typically billed and collected within 90 days of the balance sheet date.

Consistent with industry practice, certain receivables related to long-term contracts and programs are classified as current, although a portion of these amounts is not expected to be realized within one year. Unbilled accounts receivable at March 31, 2003 are expected to be collected within one year except for approximately $4.3 million. This amount generally relates to a portion of retainages and indirect rates incurred and charged to cost-plus-fee contracts in excess of provisional billing rates. These amounts will be billable upon completion of the government’s audit of the indirect rates for those years in which the related contracts were in process.

3.    Goodwill and Other Intangible Assets:

The components of goodwill and other intangible assets are as follows (in thousands):

	June 30		March 31, 2003
	2001	2002
Goodwill	$—	$2,957	$36,171
Intangible assets	—	2,231	6,860

Subtotal	—	5,188	43,031
Less: Accumulated amortization	—	(139)	(477)

Total	$—	$5,049	$42,554

Goodwill must be reviewed annually for impairment. The Company has elected to perform this review at the beginning of each calendar year. The Company performed the annual goodwill impairment analysis as of January 1, 2003, and has concluded that there has been no impairment of such assets. The other intangible assets of $6.9 million were all assigned to contract rights as of March 31, 2003. Aggregate amortization expense of other intangible assets was $139,000 for the year ended June 30, 2002, and $70,000 and $338,000 for the nine months ended March 31, 2002 and 2003, respectively. Other intangible assets are being amortized on a straight-line basis over a period of 6 to 8 years.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

Estimated amortization expense is as follows for the periods indicated (in thousands):

Three months ended June 30, 2003	$263
Years ending June 30, 2004	1,050
2005	1,050
2006	1,050
2007	1,050
2008	1,050
Thereafter	870

Total	$6,383

4.    Accrued Expenses:

Accrued expenses as of June 30, 2001 and 2002, and March 31, 2003 consisted of the following (in thousands):

	June 30,		March 31, 2003
	2001	2002
Vendor obligations	$8,958	$12,650	$14,660
Insurance	2,562	3,277	3,681
Interest (Note 9)	2,600	185	155
Other	2,985	3,885	3,834

Total	$17,105	$19,997	$22,330

5.    Debt:

Long-term debt as of June 30, 2001 and 2002, and March 31, 2003 consisted of the following (in thousands):

	June 30,		March 31, 2003
	2001	2002
Term loan (6.89%)	$3,600	$2,000	$800
Equipment loans	546	—	—
Less–Current portion of long-term debt	(2,146)	(1,600)	(800)

Total	$2,000	$400	$—

In August 2001, the Company entered into a $60.0 million credit facility (the New Agreement) that expires on December 31, 2003. The initial commitment under this facility is $40.0 million and the Company has the option, provided no event of default under the New Agreement exists, of increasing the amount committed in two increments of $10.0 million. The Company may use this facility for general corporate purposes including working capital financing, capital purchases, acquisitions, and stock repurchases. Amounts that can be outstanding on the facility are limited to a borrowing base tied to the Company’s accounts receivable balances. The borrowing base exceeded $60.0 million at March 31, 2003. The New Agreement contains customary covenants and requires that specified financial ratios be maintained. The financial ratios include a maximum debt-to-cash-flow ratio, a minimum cash-flow-to-fixed-charge-coverage ratio, and a maximum debt-to-equity threshold. The New Agreement is unsecured as long as specified financial ratios are met, which as of March 31, 2003, was the case. The Company may elect to pay interest at either the prime rate of its bank or its bank’s London interbank offered rate (LIBOR) index plus a margin that is determined quarterly based on the Company’s debt-to-cash flow ratio.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

The outstanding revolving line of credit balance and the equipment loan balance under the Company’s old credit facility (the Old Agreement) were transferred to the New Agreement concurrent with closing. The term loan (the Term Loan) entered into under the Old Agreement remains in place, subject to the general terms and conditions of the New Agreement. The Term Loan interest rate is fixed at 6.89 percent, is payable in quarterly installments of $400,000, and matures on July 1, 2003. The Term Loan includes penalties for prepayment. The average revolving line of credit interest rate was 6.3 percent, 7.0 percent, and 4.0 percent for the years ended June 30, 2000, 2001, and 2002, respectively, and 4.5 percent and 2.8 percent for the nine months ended March 31, 2002 and 2003, respectively. Total interest expense under all credit facilities was $703,000, $879,000, and $433,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $237,000 and $2,000 for the nine months ended March 31, 2002 and 2003, respectively. The maximum revolving line of credit balance was $10,847,000, $20,365,000 and $24,759,000 for the years ended June 30, 2000, 2001, and 2002 respectively, and $23,216,000 and $3,662,000 for the nine months ended March 31, 2002 and 2003, respectively. The average monthly revolving line of credit balance outstanding was $2,256,000, $7,003,000, and $4,068,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $3,148,000 and $69,000 for the nine months ended March 31, 2002 and 2003, respectively. The Company had an outstanding letter of credit of $1,370,000 at March 31, 2003.

6.    Other Long-Term Liabilities:

Other long-term liabilities as of June 30, 2001 and 2002, and March 31, 2003 consisted of the following (in thousands):

	June 30,		March 31, 2003
	2001	2002
Liability to deferred compensation plan participants	$2,784	$3,394	$2,895
Unearned rent abatements, net of current portion and other	232	769	748

Total	$3,016	$4,163	$3,643

7.    Benefit Plan:

The Company maintains a defined contribution plan, the SRA International, Inc. 401(k) Savings Plan (the Plan). All regular and full-time employees are generally eligible to participate. The board of directors of SRA may elect to make matching or other discretionary contributions to the Plan. The Company’s matching contribution expense was $2,350,000, $2,768,000, and $4,190,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $3,410,000 and $2,313,000 for the nine months ended March 31, 2002 and 2003, respectively, including the value of the stock described in the next paragraph. The matching contribution expense for the year ended June 30, 2002 was approximately $1.0 million higher than expected because the value per share of the shares contributed by the Company to the Plan was higher on the contribution date than when the original per-share determination was made.

Plan participants may elect to receive all the matching contributions in cash; otherwise 50 percent of the matching contributions are made in the form of Company stock. Matching contributions are earned by participants on the basis of their calendar year contributions to the Plan. The Company makes the matching contributions, including the transfer of class A common stock, each January for participant contributions made during the previous calendar year. The Company contributed 106,649, 105,995, and 118,419 shares of class A common stock to the Plan during the years ended June 30, 2000, 2001, and 2002, respectively, and 118,419 and 62,616 shares of class A common stock during the nine months ended March 31, 2002 and 2003, respectively.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

8.    Stockholders’ Equity and Stock Options:

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.20 par value per share, the terms and conditions of which are determined by the board of directors at each issuance. No preferred stock has been issued.

Common Stock

Holders of class A common stock are entitled to dividends per share in an amount equal to dividends per share declared and paid on class B common stock. Holders of both classes of common stock vote as a single class, with each share of class A common stock having one vote per share and each share of class B common stock having ten votes per share. Holders of both classes of common stock would share ratably in the net assets of the Company upon its liquidation or dissolution.

Treasury Stock

The Company has purchased common stock in each of the periods presented in the accompanying financial statements. These treasury stock transactions reflect the Company’s historical practice of purchasing up to a specified number of shares approved by the board of directors at the then fair market value. Prior to becoming publicly traded, the Company retained an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Only shares held by stockholders for more than six months were eligible to be purchased by the Company under this limited stock repurchase plan. The limited stock repurchase plan was discontinued when the Company became publicly traded. Additionally, the Company’s stock option agreements allow employees to have shares withheld to pay their minimum tax withholding due upon exercise of nonqualified stock options.

Stock Options

The Company maintained a key employee incentive plan that was approved by the Company’s stockholders in November 1994. All options granted by the Company since November 1994 have been granted under this plan. Following completion of the Company’s initial public offering of stock, no additional options may be granted under this plan. Under the terms of the plan, options to purchase class A common stock or class B common stock were granted by the board of directors to key employees. The option price per share was determined by the board of directors and generally was no less than the fair value of the stock on the date of grant of the option. Prior to becoming publicly traded, the Company retained an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Each option is exercisable within periods and in increments determined by the board of directors.

The Company recognized compensatory stock option expense on stock options issued below fair market value or upon modification of option terms of $937,000 in the year ended June 30, 2002, and $884,000 and $158,000 in the nine months ended March 31, 2002 and 2003, respectively. Deferred compensation of $562,000 as of March 31, 2003 will be expensed over the 32-month remaining vesting period of the related options.

In March 2002, the Company adopted the SRA International, Inc. 2002 Stock Incentive Plan. Up to 3,529,411 shares of class A common stock were reserved for issuance under the 2002 plan. The 2002 plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock, and other stock-based awards. The 2002 plan is administered by the board of directors or a committee of the board of directors, which shall determine the number of shares covered by options, the exercise price, the vesting period, and the duration of such option grants. The board of directors also has the authority under the 2002 plan to determine the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards. The 2002 plan expires in March 2012.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

The following table summarizes stock option activity for the years ended June 30, 2000, 2001, and 2002, and for the nine months ended March 31, 2003:

	Number of Shares	Weighted-Average Exercise Price
Shares under option, July 1, 1999	7,215,396	$3.16
Options granted	1,518,435	8.91
Options exercised	(267,867)	3.49
Options canceled and expired	(506,723)	6.36

Shares under option, June 30, 2000	7,959,241	4.05
Options granted	587,817	8.53
Options exercised	(1,107,770)	1.70
Options canceled and expired	(556,337)	7.84

Shares under option, June 30, 2001	6,882,951	4.59
Options granted	107,344	10.10
Options exercised	(1,990,183)	1.84
Options canceled and expired	(123,420)	8.32

Shares under option, June 30, 2002	4,876,692	5.76
Options granted	1,072,475	24.41
Options exercised	(879,067)	3.98
Options canceled and expired	(84,708)	13.97

Shares under option, March 31, 2003	4,985,392	9.95

Options exercisable at March 31, 2003	2,894,744	5.15

Shares reserved for option awards at March 31, 2003	2,484,696

Information with respect to stock options outstanding and stock options exercisable at March 31, 2003, was as follows:

	Options Outstanding
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price
$0.40–$0.59	901,082	3.68	years	$0.55
$3.54–$6.34	880,926	4.54		5.76
$6.82–$10.15	2,158,669	11.92		8.58
$21.70–$24.80	1,044,715	14.05		24.40

	Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price
$0.40–$0.59	901,082	3.68	years	$0.55
$3.54–$6.34	880,926	4.54		5.76
$6.82–$10.15	1,112,736	11.34		8.40

The Company has 10-year and 15-year options. For disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes (Minimum Value) option-pricing model. The following

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

weighted-average assumptions were used for option grants during the years ended June 30, 2000, 2001, and 2002, and the nine months ended March 31, 2002 and 2003, respectively: dividend yield of 0 percent (as the Company has not paid dividends in the past); expected volatility of 0 percent, 0 percent, 44 percent, 0 percent and 47 percent; expected average lives of 6 years, 5 years, 5 years, 5 years, and 5 years (based on the Company’s experience); and risk-free interest rates of 6.1 percent, 5.4 percent, 5.0 percent, 5.0 percent, and 3.2 percent. The weighted-average fair value of the stock options granted for the years ended June 30, 2000, 2001, and 2002, was $2.73, $2.02, and $11.36, respectively. The weighted-average fair value of the stock options granted for the nine months ended March 31, 2002 and 2003, was $10.10 and $11.11, respectively. Using the Black-Scholes model, the total value of the options granted for the years ended June 30, 2000, 2001, and 2002, was $4,139,000, $1,185,000, and $1,219,000, respectively, and $1,084,000, and $11,910,000 for the nine months ended March 31, 2002 and 2003, respectively.

Stock Purchase Arrangement

The Company maintains a term life insurance policy on its chief executive officer, and has in the past maintained such policies on other executives. Expenses recognized under these policies were $382,000, $651,000 and $610,000 for the years ended June 30, 2000, 2001, and 2002, respectively, and $468,000 and $138,000 for the nine months ended March 31, 2002 and 2003, respectively. In September 2002, certain insurance policies were amended to reduce the amount of insurance retained on its chief executive officer from $80 million to $10 million. An amended stock purchase agreement with the Company’s chief executive officer requires the Company to maintain this $10 million of insurance through December 2010. In the event this policy ceases to be available before the end of 2010, the Company has agreed it will purchase and maintain new life insurance policies providing the maximum coverage for the remainder of that period that can be purchased with the same overall annual premiums of approximately $53,000. The Company is the sole beneficiary of this policy and is required to use any proceeds received to repurchase shares from the chief executive officer’s estate upon his death.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

9.    Income Taxes:

The provision (benefit) for federal and state income taxes for the years ended June 30, 2000, 2001, and 2002, and the nine months ended March 31, 2002 and 2003 included the following (in thousands):

	June 30,			March 31,
	2000	2001	2002	2002	2003
Current provision:
Federal	$6,670	$7,866	$29,071	$27,174	$12,206
State	1,217	1,432	5,280	4,947	2,161
Deferred benefit:
Federal	(2,365)	(3,312)	(21,191)	(22,166)	(207)
State	(430)	(603)	(3,883)	(4,035)	(36)

Total income tax provision	$5,092	$5,383	$9,277	$5,920	$14,124

The Company’s effective income tax rate varied from the statutory federal income tax rate for the years ended June 30, 2000, 2001, and 2002, and the nine months ended March 31, 2002 and 2003 as follows:

	June 30,			March 31,
	2000	2001	2002	2002	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.9	3.9	3.9	3.9	3.9
Stock-based compensation and 401(k) contribution expense	—	—	2.7	4.4	0.2
Nondeductible expenses and other	2.2	3.3	3.5	2.9	0.9

Effective tax rate	41.1%	42.2%	45.1%	46.2%	40.0%

The components of the net deferred tax (liability) asset as of June 30, 2001 and 2002, and March 31, 2003 were as follows (in thousands):

	June 30,		March 31, 2003
	2001	2002
Deferred tax assets:
Compensated absences and other accruals not yet deductible for tax purposes	$—	$6,468	$6,978
Financial statement depreciation in excess of tax depreciation	2,424	3,400	2,441
Deferred compensation	1,294	1,560	1,383
Other	400	175	—

	4,118	11,603	10,802

Deferred tax liabilities:
Capitalized software	(1,014)	(932)	(567)
Unbilled contract revenue	—	(1,913)	(2,059)
Identified intangibles	—	—	(2,483)
Difference between accrual basis of accounting and cash basis of accounting for revenue and expenses	(19,420)	—	—
Other	—	—	(36)

	(20,434)	(2,845)	(5,145)

Net deferred tax (liability) asset	$(16,316)	$8,758	$5,657

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

On February 28, 2002, the Company executed a Closing Agreement and Final Determination with the Internal Revenue Service (IRS) that settled all outstanding issues raised by the IRS with respect to an audit of the Company’s June 30, 1996 tax return. The primary issue related to the Company’s use of the cash receipts and disbursements method of accounting for income tax purposes. The IRS asserted that the Company did not qualify to use this method of accounting. While the Company disagreed with the IRS on this matter, in order to bring the matter to closure, SRA agreed to convert from the cash method to the accrual method effective July 1, 2000. As part of the settlement, the IRS accepted the Company’s use of the cash method for tax returns filed through June 30, 2000. The effect of this change required that the Company pay deferred federal and state income taxes, plus interest accrued from September 24, 2001 to February 28, 2002. On February 28, 2002, the Company paid the federal portion of these taxes totaling $18.6 million, plus interest of $538,000. The Company also paid $3.2 million of state taxes representing substantially all of the required additional state tax payments.

The Company had previously established a reserve of approximately $2.6 million (see Note 4) relating to the estimated probable interest on the tax liability. The provision for this accrual is reflected in other expense in the statement of operations through June 30, 2001. Because this reserve exceeded the amount of the actual federal interest payments and the Company’s estimated state interest payments, the Company reversed approximately $1.8 million of the reserve in the quarter ended March 31, 2002. This reversal is reflected as other income in the statement of operations for the year ended June 30, 2002.

10.    Commitments and Contingencies:

Government Contracting

Payments to the Company on cost-plus contracts are provisional and are subject to adjustment upon audit by the Defense Contract Audit Agency. Audits through June 30, 2001 have been completed. In the opinion of management, audit adjustments that may result from audits for periods after June 30, 2001 are not expected to have a material effect on the Company’s financial position, results of operations, or cash flows.

Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the federal government. If a federal government contract is so terminated, SRA would be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus a negotiated amount of profit. Federal government contractors who fail to comply with applicable government procurement-related statutes and regulations may be subject to potential contract termination, suspension and debarment from contracting with the government, or other remedies. Management believes the Company has complied with all statutes and regulations.

Leases

Net rent expense for the years ended June 30, 2000, 2001, and 2002 and for the nine months ended March 31, 2002 and 2003 was as follows (in thousands):

	June 30,			March 31,
	2000	2001	2002	2002	2003
Office space	$10,974	$11,237	$11,759	$9,516	$10,222
Sublease income	(1,035)	(923)	(1,572)	(1,135)	(1,033)

Subtotal	9,939	10,314	10,187	8,381	9,189
Furniture and equipment	871	684	634	508	631

Total	$10,810	$10,998	$10,821	$8,889	$9,820

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

Future minimum rental commitments under noncancellable operating leases, primarily for office space, are as follows (in thousands):

	Rental Commitments	Sublease Income	Net Commitments
Three months ending June 30, 2003	$3,835	$214	$3,621
Years ending June 30,
2004	14,885	863	14,022
2005	13,580	561	13,019
2006	12,220	228	11,992
2007	10,835	—	10,835
2008	10,032	—	10,032
Thereafter	62,086	—	62,086

Total minimum lease payments	$127,473	$1,866	$125,607

Leases for certain office space entitle the Company to rent abatements pursuant to its lease agreements. The rent abatements are amortized as reductions in rent expense over the term of the respective leases. Certain lease commitments will be subject to adjustment based on changes in the Consumer Price Index.

Litigation

The Company is involved in various legal proceedings concerning matters arising in the ordinary course of business. The Company currently believes that any ultimate liability arising out of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

11.    Gain (Loss) on Equity Method Investment:

In February 2001, the Company recognized a pre-tax gain of $11,776,000 on the sale of its minority interest in Mail2000, Inc. Approximately $900,000 of this gain related to amounts previously accrued by the Company for probable losses under funding commitments by the Company to Mail2000, Inc. The Company deferred recognition of contingent gains attributable to the portion of its sales proceeds that were deposited in escrow to cover certain contingencies. In the year ended June 30, 2002, an additional pre-tax gain of $373,000 was recognized when the Company received its portion of proceeds from the settlement of the first of two issues for which funds were escrowed. In the nine months ended March 31, 2003, additional pre-tax gains of $1.0 million were recognized when the Company received its portion of proceeds from the remaining settlement of indemnification escrow agreements. As of March 31, 2003, all escrows related to the sale of Mail2000, Inc. have been distributed.

12.    Reimbursement of Expenses Upon Formation of Mantas, Inc.:

On December 15, 2000, the Company formed a wholly owned subsidiary, Mantas LLC, with the expectation that the Company would soon transfer its Mantas service offering, consisting of contracts, people, and intellectual property, to Mantas LLC and a third party investor would purchase an equity interest in Mantas LLC for cash. After completing due diligence in December 2000, the third party investor expected to fund this newly formed entity on or about January 1, 2001. However, the actual closing was delayed until May 24, 2001 to allow an additional investor to participate. The Company continued to own, develop and operate the Mantas service offering it had planned to transfer to Mantas LLC until May 24, 2001. The Company did this with the understanding from the third party investors that once Mantas LLC was funded, the Company would be

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

reimbursed by Mantas LLC for the operating costs of the Mantas service offering from January 1, 2001 to closing. However, there was no signed agreement in place that would have obligated the third party investors to fund Mantas LLC and no ownership interest in the Company’s Mantas service offering had been transferred to the third party investors. Therefore, the Company had all risks and rewards of ownership with respect to the Mantas service offering through closing on May 24, 2001.

Operations of the Mantas service offering for the period from January 1, 2001 to May 24, 2001 resulted in the Company incurring $9.9 million of expenses ($5.5 million in the quarter ended March 31, 2001 and $4.4 million in the quarter ended June 30, 2001) and realizing $3.4 million of revenue ($1.1 million in the quarter ended March 31, 2001 and $2.3 million in the quarter ended June 30, 2001), which were included in the Company’s operating results as revenue and expenses. On May 24, 2001, the Company converted Mantas LLC from a limited liability company to a Delaware corporation and changed its name to Mantas, Inc. The Company transferred the contracts, people, and intellectual property rights of its Mantas service offering to Mantas, Inc. in exchange for a 52 percent non-controlling interest in Mantas, Inc. and the third party investors contributed $15 million and other consideration for their interests in Mantas, Inc. Subsequent to May 24, 2001, Mantas, Inc. reimbursed the Company for the costs described above and the Company paid Mantas, Inc. for the revenue earned by the Company on Mantas, Inc. contracts for the period January 1, 2001 to May 24, 2001. This resulted in a net reimbursement to the Company of approximately $6.5 million which is recorded as a separate component of operations under “Reimbursement of expenses upon formation of Mantas, Inc.” Since May 24, 2001, the Company has accounted for its investment in Mantas, Inc. using the equity method of accounting as it has significant influence but not control since the Company does not control Mantas, Inc.’s Board of Directors. The Company’s ownership interest and influence was reduced to approximately 29 percent when the second round of Mantas, Inc. funding occurred on April 5, 2002, with the full funding provided by one of the third party investors.

13.    Related Party Transactions:

Since May 24, 2001 (Closing), Mantas has utilized certain services provided by the Company. Mantas reimburses the Company for the cost of such services. Mantas leases space from the Company and receives other support services related to its occupancy. Sublease income and amounts due for other support services provided were approximately $1.6 million from Closing through June 30, 2002, and $701,000 for the nine months ended March 31, 2003. The Company also allows Mantas to obtain certain travel and insurance-related services utilizing the Company’s existing relationships with vendors. The total of such services received by Mantas was approximately $1.4 million from Closing through June 30, 2002, and $1.1 million for the nine months ended March 31, 2003. Additionally, the Company provides labor services when requested by Mantas to support its administrative and client support activities. Approximately $875,000 of such labor services were provided from Closing through June 30, 2002, and $259,000 for the nine months ended March 31, 2003. At June 30, 2002, and March 31, 2003, amounts due from Mantas for all services utilized were approximately $118,000 and $206,000, respectively, which amounts were subsequently paid by Mantas to the Company.

14.    Segment Reporting:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. SRA reports three operating segments—Consulting & Systems Integration (C&SI), Emerging Technologies (ET), and Legal Systems Integration (LSI). The C&SI segment focuses on the Company’s three principal markets: national security, health care and public

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

health, and civil government. The ET segment historically performed advanced technology research and development, sought commercial applications for this research and development, and managed and maintained the Company’s proprietary software product offerings. As of June 30, 2002, substantially all ET segment activities had ceased. As of July 1, 2002, the only remaining activity in the ET segment was the Assentor practice. In October 2002, the Company sold its Assentor practice. The LSI segment consists of the Company’s prior legal systems integration business, that was closed as of December 31, 2000. Historically, the portion of selling, general, and administrative expenses that relate to corporate support functions and depreciation and amortization are allocated to segments based on the ratio of segment labor expense to total labor expense, exclusive of corporate selling, general, and administrative labor expense. The total amount of corporate selling, general, and administrative expense allocated to segments was $36.9 million, $37.2 million, and $35.9 million for the years ended June 30, 2000, 2001, and 2002, respectively, and $25.9 million for the nine months ended March 31, 2002. With the elimination of all ET segment activities in the nine months ended March 31, 2003, all selling, general, and administrative expenses that relate to corporate support functions for the nine months ended March 31, 2003 were assigned to the C&SI segment. The Company only tracks accounts receivable by segment. No other assets are specifically assigned to a segment.

Reportable Segments

(in thousands)

Year Ended June 30, 2000	C&SI	ET	LSI	Total
Revenue	$282,735	$14,056	$15,244	$312,035
Depreciation and amortization	6,340	926	425	7,691
Operating income (loss)	20,273	(2,105)	(4,140)	14,028
Accounts receivable, net at June 30, 2000	89,081	2,395	3,116	94,592

Year Ended June 30, 2001	C&SI	ET	LSI	Total
Revenue	$294,892	$14,168	$3,488	$312,548
Depreciation and amortization	6,938	1,297	158	8,393
Operating income (loss)	16,263	(8,208)	(3,887)	4,168
Accounts receivable, net at June 30, 2001	96,188	390	870	97,448

Year Ended June 30, 2002	C&SI	ET	LSI	Total
Revenue	$356,246	$4,951	$—	$361,197
Depreciation and amortization	7,371	495	—	7,866
Operating income (loss)	24,665	(6,158)	—	18,507
Accounts receivable, net at June 30, 2002	94,463	1,299	100	95,862
Goodwill	2,957	—	—	2,957

Nine Months Ended March 31, 2002	C&SI	ET	LSI	Total
Revenue	$256,191	$3,564	$—	$259,755
Depreciation and amortization	5,273	416	—	5,689
Operating income (loss)	16,572	(5,778)	—	10,794
Accounts receivable, net at March 31, 2002	96,358	757	457	97,572
Goodwill	2,957	—	—	2,957

Nine Months Ended March 31, 2003	C&SI	ET	LSI	Total
Revenue	$322,177	$1,077	$—	$323,254
Depreciation and amortization	6,407	73	—	6,480
Operating income (loss)	28,541	(46)	—	28,495
Accounts receivable, net at March 31, 2003	111,730	—	—	111,730
Goodwill	36,171	—	—	36,171

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

15.    Acquisitions:

In January 2002, the Company acquired, by merger, all of the outstanding stock of The Marasco Newton Group, Ltd. (MNG), a privately-held company providing information technology, management, and environmental policy solutions primarily for federal government agencies. Initial payments of approximately $7.2 million were made to acquire MNG. The results of MNG have been included in these consolidated financial statements from the January 4, 2002 date of the acquisition. Approximately $2.2 million of the initial payments were allocated to identified intangibles and approximately $3.0 million to goodwill. In connection with the acquisition, the Company assumed and subsequently repaid debt of approximately $5.2 million. In December 2002, the Company made earn-out payments of $8.7 million to the former stockholders of MNG representing all of the previously contingent purchase price. This additional purchase price was assigned to goodwill.

In January 2003, the Company acquired, by merger, all of the outstanding stock of Adroit Systems, Inc. (Adroit), a privately-held company specializing in national security, particularly providing services in the area of command and control, communications, computers, intelligence, surveillance, and reconnaissance to U.S. intelligence and defense organizations. The results of Adroit have been included in these consolidated financial statements from the January 31, 2003 date of the acquisition. The net purchase price consisted of initial payments to Adroit stockholders of approximately $33.3 million, with another $5.0 million deposited in escrow to secure indemnification obligations of the former stockholders of Adroit. In connection with the acquisition, we assumed and subsequently repaid debt of approximately $1.0 million. In addition, Adroit executives used $4.4 million of the net purchase price proceeds to buy an aggregate of 160,905 shares of SRA International, Inc. class A common stock at a price equal to the average closing stock price on the twenty trading days preceding the closing date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, including acquisition expenses, at the date of acquisition (in thousands).

Current assets	$13,695
Property and equipment, net	1,180
Goodwill	24,516
Identified intangible assets	4,629

Total assets acquired	44,020

Current liabilities	(3,326)
Other liabilities	(2,331)
Total liabilities assumed	(5,657)

Net assets acquired	$38,363

The identified intangible assets of $4.6 million were assigned to contract rights and are being amortized on a straight-line basis over a period of six years.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 2000, 2001, and 2002 and the Nine Months Ended March 31, 2002 and 2003

The following unaudited pro forma information presents consolidated information as if the acquisition of Adroit had occurred on July 1, 2001. The pro forma information is provided based on historical data that does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of the future results of operations of the combined entity (in thousands except per share amounts).

	Pro Forma Nine Months Ended March 31,
	2002	2003
Revenue	$287,498	$351,606
Net income	6,925	22,534
Basic earnings per share	0.50	1.06
Diluted earnings per share	0.42	0.95

16.    Quarterly Financial Data (Unaudited)(in thousands, except per share amounts):

	Revenue	Operating Income (Loss)	Income (Loss) Before Taxes	Net Income (Loss)	Earnings (Loss) Per Share (a)
					Basic	Diluted
Year Ended June 30, 2001
1st Quarter	$76,572	$(499)	$(735)	$(425)	$(0.03)	$(0.03)
2nd Quarter	72,605	(5,033)	(5,721)	(3,306)	(0.24)	(0.24)
3rd Quarter	78,154	34	10,728	6,200	0.46	0.38
4th Quarter	85,217	9,666	8,484	4,904	0.36	0.31
Year Ended June 30, 2002
1st Quarter	$77,594	$1,974	$2,282	$1,197	$0.09	$0.08
2nd Quarter	82,986	2,912	2,968	1,264	0.09	0.08
3rd Quarter	99,175	5,908	7,564	4,433	0.32	0.27
4th Quarter	101,442	7,713	7,740	4,383	0.26	0.22
Nine Months Ended March 31, 2003
1st Quarter	$101,538	$7,067	$8,486	$5,007	$0.24	$0.21
2nd Quarter	105,311	9,917	15,024	9,005	0.43	0.38
3rd Quarter	116,405	11,511	11,796	7,170	0.33	0.30

(a)	The sum of earnings (loss) per share for the four quarters in both years differs from the annual earnings (loss) per share due to the required method of computing the weighted average number of shares in the interim period.

SRA
INTERNATIONAL, INC.

Our Commitment:
Excellence and Client Satisfaction
For Over Twenty Years

National Defense

Health Care and Public Health

Civil Government

Honesty and Service

Information Technology Services and Solutions for Government

2,750,000 Shares

Class A Common Stock

PROSPECTUS

                    , 2003

Citigroup

Goldman, Sachs & Co.

Legg Mason Wood Walker

Incorporated

Adams, Harkness & Hill, Inc.

BB&T Capital Markets

RBC Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee		$7,233
NASD filing fee		9,440
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

The Registrant will bear all expenses shown above.

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

Article SEVENTH of the Registrant’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the Registrant’s directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

Article EIGHTH of the Registrant’s Restated Certificate provides that the Registrant shall indemnify (a) each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant), by reason of the fact that such person is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses (including attorneys’ fees) which the court deems proper. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses shall be advanced to an Indemnitee at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

Article EIGHTH of the Registrant’s Restated Certificate further provides that the indemnification provided therein is not exclusive.

The Registrant has purchased directors’ and officers’ liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such.

The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Restated Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.    Recent Sales of Unregistered Securities.

Since April 30, 2000, the Registrant has issued the following securities that were not registered under the Securities Act as summarized below.

In January 2003, in connection with its acquisition of Adroit Systems, Inc., the Registrant issued to executives of Adroit an aggregate of 160,905 shares of its class A common stock at a purchase price of $27.35 per share. Based on the representations of each of these executives, the Registrant believes each purchaser is an “accredited investor” as defined by Rule 501 of the Securities Act.

In April 2002, the Registrant issued 535,348 shares of its class A common stock to four investment entities affiliated with General Atlantic Partners, LLC at a purchase price of $18.70 per share. Based on the representations of each of these entities, the Registrant believes each entity is an “accredited investor” as defined by Rule 501 of the Securities Act.

Since April 30, 2000, the Registrant has issued options to purchase a total of 1,459,422 shares of its class A common stock at exercise prices ranging from $8.50 to $10.15 per share to employees and directors pursuant to the Registrant’s 1994 Stock Option Plan.

No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, Rule 506 of the Securities Act, or Rule 701 of the Securities Act. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Since April 30, 2000, the Registrant has issued 287,030 shares of its class A common stock to its 401(k) plan through matching contributions and discretionary and extra contributions as determined by its board of directors. These issuances were not sales within the meaning of the Securities Act.

Item 16.     Exhibits.

(a)	Exhibits:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1†††

Agreement and Plan of Merger, by and among SRA International, Inc., Alex Acquisition Corporation, and Adroit Systems, Inc., dated January 3, 2003. Pursuant to Item 601(b)(2) of Regulation S-K, the exhibits and schedules of the Agreement and Plan of Merger are omitted.

3.1††	Amended and Restated Certificate of Incorporation of the Registrant

3.2†	Amended and Restated By-Laws of the Registrant

4.1†	Specimen common stock certificate

4.2	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining the rights of holders of common stock of the Registrant

5.1*	Opinion of Hale and Dorr LLP

10.1†	1994 Stock Option Plan, as amended

10.2†	1985 Key Employee Incentive Plan

10.3†	2002 Stock Incentive Plan

10.4†	Deferred Compensation Plan for Key Employees, as amended

10.5†	Office Lease Agreement, dated May 11, 1999, between the Registrant and Fair Lakes North and South L.P., as amended

10.6†	Office Lease Agreement, dated May 11, 1999, between the Registrant and Fair Lakes North and South L.P., as amended

10.7†	Loan Agreement, dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.

Exhibit Number	Description
10.8†	401(k) Savings Plan, as amended

10.9†	Second Amended and Restated Stock Purchase Agreement between the Registrant and Ernst Volgenau, dated May 19, 2002

10.10††

Letter Agreement between the Registrant and Ernst Volgenau, dated September 26, 2002, amending the Second Amended and Restated Stock Purchase Agreement, dated May 19, 2002, between the Registrant and Ernst Volgenau

10.11†

Stockholders Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 23, 2002

10.12†

Registration Rights Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 23, 2002

10.13†

Stock Purchase Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 22, 2002

10.14†	Revolving Note, dated August 15, 2001 of the Registrant, Systems Research and Applications Corporation and SRA Technical Services Center, Inc. to SunTrust Bank

10.15†	Security Agreement dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.

10.16†

Collateral Assignment, Patent Mortgage and Security Agreement, dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.

10.17†	Assumption Agreement, dated as of April 18, 2002, by The Marasco Newton Group Ltd. and SRA International, Inc. in favor of SunTrust Bank

10.18†

Modification Agreement, dated as of April 18, 2002, among SRA International, Inc., Systems Research and Applications Corporation, SRA Technical Services Center, Inc., The Marasco Newton Group Ltd. and SunTrust Bank

10.19†	Security Agreement, dated as of April 18, 2002, from The Marasco Newton Group Ltd. in favor of SunTrust Bank

10.20†	Collateral Assignment, Patent Mortgage and Security Agreement, dated as of April 18, 2002, from The Marasco Newton Group Ltd. in favor of SunTrust Bank

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on page II-6)

*	To be filed by amendment.
†	Incorporated by reference to the Registrant’s Registrant Statement on Form S-1 (No. 333-83780).
††	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 (File No. 001-31334).
†††	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on February 13, 2002 (File No. 001-31334).

(b)	Financial Statement Schedules:
Independent Auditors’ Report on Schedule
Schedule of Valuation and Qualifying Accounts

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia, on this 28th day of May, 2003.

SRA INTERNATIONAL, INC.

By:	/s/ ERNST VOLGENAU
Ernst Volgenau President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers, directors and authorized representatives of SRA International, Inc., hereby severally constitute and appoint Ernst Volgenau, Edward E. Legasey, Stephen C. Hughes and Brent B. Siler, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable SRA International, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, or their substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ERNST VOLGENAU Ernst Volgenau	President, Chief Executive Officer and Director (Principal Executive Officer)	May 28, 2003

/s/ STEPHEN C. HUGHES Stephen C. Hughes	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2003

/s/ WILLIAM K. BREHM William K. Brehm	Chairman of the Board of Directors	May 28, 2003

/s/ JOHN W. BARTER John W. Barter	Director	May 28, 2003

/s/ STEVEN A. DENNING Steven A. Denning	Director	May 28, 2003

Michael R. Klein	Director

/s/ DELBERT C. STALEY Delbert C. Staley	Director	May 28, 2003

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of

SRA International, Inc.:

We have audited the consolidated financial statements of SRA International, Inc. and subsidiaries (the “Company”) as of June 30, 2001 and 2002 and March 31, 2003 and for each of the three years in the period ended June 30, 2002 and the nine months ended March 31, 2002 and 2003 and have issued our report thereon dated May 28, 2003. Our audit also included the financial statement schedule for each of the three years in the period ended June 30, 2002 and the nine months ended March 31, 2003 listed in Item 16(b) of this Form S-1. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

McLean, Virginia

May 28, 2003

S-1

Schedule II

Valuation and Qualifying Account

Activity in the Company’s allowance accounts for the years ended June 30, 2000, 2001, and 2002 and nine months ended March 31, 2003, was as follows (in thousands):

Allowance for Doubtful Accounts

Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
2000	$575	$50	$42	$—	$583
2001	583	767	150	—	1,200
2002	1,200	700	850	—	1,050
March 31, 2003	1,050	100	—	178	1,328

Allowance for Contract Disallowances

Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
2000	$1,683	$242	$—	$—	$1,925
2001	1,925	1,665	1,848	—	1,742
2002	1,742	707	923	26	1,552
March 31, 2003	1,552	682	439	220	2,015

Allowances for Interest on Tax Exposure

Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
2000	$—	$209	$—	$—	$209
2001	209	2,391	—	—	2,600
2002	2,600	—	2,415	—	185
March 31, 2003	185	—	30	—	155

S-2

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1†††

Agreement and Plan of Merger, by and among SRA International, Inc., Alex Acquisition Corporation, and Adroit Systems, Inc., dated January 3, 2003. Pursuant to Item 601(b)(2) of Regulation S-K, the exhibits and schedules of the Agreement and Plan of Merger are omitted.

3.1††	Amended and Restated Certificate of Incorporation of the Registrant

3.2†	Amended and Restated By-Laws of the Registrant

4.1†	Specimen common stock certificate

4.2	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining the rights of holders of common stock of the Registrant

5.1*	Opinion of Hale and Dorr LLP

10.1†	1994 Stock Option Plan, as amended

10.2†	1985 Key Employee Incentive Plan

10.3†	2002 Stock Incentive Plan

10.4†	Deferred Compensation Plan for Key Employees, as amended

10.5†	Office Lease Agreement, dated May 11, 1999, between the Registrant and Fair Lakes North and South L.P., as amended

10.6†	Office Lease Agreement, dated May 11, 1999, between the Registrant and Fair Lakes North and South L.P., as amended

10.7†	Loan Agreement, dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.
10.8†	401(k) Savings Plan, as amended

10.9†	Second Amended and Restated Stock Purchase Agreement between the Registrant and Ernst Volgenau, dated May 19, 2002

10.10††

Letter Agreement between the Registrant and Ernst Volgenau, dated September 26, 2002, amending the Second Amended and Restated Stock Purchase Agreement, dated May 19, 2002, between the Registrant and Ernst Volgenau

10.11†

Stockholders Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 23, 2002

10.12†

Registration Rights Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 23, 2002

10.13†

Stock Purchase Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 22, 2002

10.14†	Revolving Note, dated August 15, 2001 of the Registrant, Systems Research and Applications Corporation and SRA Technical Services Center, Inc. to SunTrust Bank

10.15†	Security Agreement dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.

10.16†

Collateral Assignment, Patent Mortgage and Security Agreement, dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.

10.17†	Assumption Agreement, dated as of April 18, 2002, by The Marasco Newton Group Ltd. and SRA International, Inc. in favor of SunTrust Bank

Exhibit Number	Description
10.18†

Modification Agreement, dated as of April 18, 2002, among SRA International, Inc., Systems Research and Applications Corporation, SRA Technical Services Center, Inc., The Marasco Newton Group Ltd. and SunTrust Bank

10.19†	Security Agreement, dated as of April 18, 2002, from The Marasco Newton Group Ltd. in favor of SunTrust Bank

10.20†	Collateral Assignment, Patent Mortgage and Security Agreement, dated as of April 18, 2002, from The Marasco Newton Group Ltd. in favor of SunTrust Bank

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on page II-6)

*	To be filed by amendment.
†	Incorporated by reference to the Registrant’s Registrant Statement on Form S-1 (No. 333-83780).
††	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 (File No. 001-31334).
†††	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on February 13, 2002 (File No. 001-31334).